
03050650

82- SUBMISSIONS FACI

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Rolls-Royce Group plc

*CURRENT ADDRESS 65 Buckingham Gate

London SW1E 6AT

**FORMER NAME

**NEW ADDRESS


PROCESSED
MAY 29 2003
THOMSON
FINANCIAL

FILE NO. 82- 34721

FISCAL YEAR

** Complete for initial submissions only ** Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☒
DEF 14A	(PROXY)	☐		

OICF/BY: [illegible]

DATE : 5/16/03

Exhibit B (vi)

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser who, if you are taking advice in the United Kingdom, is duly authorised under the Financial Services and Markets Act 2000.

If you have sold or otherwise transferred all your Ordinary Shares, please send this document and the accompanying documents to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee.

N M Rothschild & Sons Limited, which is regulated in the UK by The Financial Services Authority, is acting for Rolls-Royce and Rolls-Royce Group in connection with the proposals described in this document and for no one else and will not be responsible to anyone other than Rolls-Royce and Rolls-Royce Group for providing the protections afforded to its clients or for providing advice in relation to the proposals.


ROLLS
ROYCE

Rolls-Royce

ROLLS-ROYCE plc

(Incorporated in England and Wales under the Companies Act 1985, with Registered Number 1003142)

Recommended proposals for the introduction of a new holding company by means of a Scheme of Arrangement under section 425 of the Companies Act 1985 and Notice of Annual General Meeting and Court Meeting

Notices of the Annual General Meeting and of the Court Meeting of Rolls-Royce to be held on 29 May 2003 commencing respectively at 11.00 a.m. and 11.30 a.m. (or as soon thereafter as the Annual General Meeting concludes or is adjourned) are set out in Part 4 and Part 5 respectively of this document.

Whether or not you intend to be present at the meetings, please complete and return the forms of proxy accompanying this document to the Registrar, Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS13 8FB as soon as possible and in any event so as to arrive by not later than 48 hours before the time appointed for the relevant meeting (although the form of proxy for the Court Meeting may be handed to the Registrar, Computershare Investor Services PLC, at the Court Meeting). Holders of Rolls-Royce ADRs should complete voting instruction cards in relation to the voting rights attached to the Ordinary Shares represented by their Rolls-Royce ADRs and return such cards as soon as possible to the US Depositary, The Bank of New York, 101 Barclay Street, New York, New York 10286 and in any event by 12.00 p.m. (New York time) on 22 May 2003. If you hold your Rolls-Royce ADRs indirectly, you must rely on the procedures of your bank, broker or financial institution through which you hold your Rolls-Royce ADRs. A summary of the action to be taken by holders of Ordinary Shares or Rolls-Royce ADRs is set out on page 16.

The distribution of this document in jurisdictions other than the United Kingdom may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities laws of any such jurisdiction. This document does not constitute an offer to sell or issue, or the solicitation of an offer to buy or subscribe, shares in any jurisdiction in which such offer or solicitation is unlawful.

Securities may not be offered or sold in the United States unless they are registered under the Securities Act or are exempt from such registration requirements. Any securities issued pursuant to the Scheme have not been and will not be registered under the Securities Act but will be issued in reliance on the exemption provided by Section 3(a)(10) thereof.

Application has been made to the UK Listing Authority for the New Shares to be admitted to the Official List and to the London Stock Exchange for such New Shares to be admitted to trading on the London Stock Exchange. It is expected that Admission will become effective and that dealings in New Shares will commence on the London Stock Exchange at 8.00 a.m. on 23 June 2003.

A copy of the Listing Particulars, prepared in accordance with the Listing Rules made under section 74 of the Financial Services and Markets Act 2000, has been delivered to the Registrar of Companies in accordance with section 83 of that Act.

A copy of the Listing Particulars of Rolls-Royce Group is obtainable from the Rolls-Royce website (www.rolls-royce.com) or, up until Admission, by calling the Shareholder Helpline on telephone number freephone 0800 073 3906 (+44 870 703 0101 if you are calling from outside the United Kingdom) or on request, free of charge from the registered office of Rolls-Royce and of Rolls-Royce Group (being, in both cases, 65 Buckingham Gate, London SW1E 6AT).

CONTENTS

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

22 April 2003	Voting record date in respect of the ADR holders
22 May 2003	12.00 p.m. (New York time): Latest requested time for receipt by the US Depositary of voting instructions in respect of the Rolls-Royce ADRs
27 May 2003	11.00 a.m.: Latest requested time for receipt of blue headed form of proxy for the Annual General Meeting
27 May 2003	11.30 a.m.: Latest time for receipt of green headed form of proxy for the Court Meeting[(1)]
27 May 2003	6.00 p.m.: Voting record time (in respect of the Annual General Meeting and the Court Meeting)
29 May 2003	11.00 a.m.: Annual General Meeting
29 May 2003	11.30 a.m.: Court Meeting[(2)]
18 June 2003	Court Hearing to sanction the Scheme
20 June 2003	Last day of dealings in Ordinary Shares[(3)]
20 June 2003	Scheme Record Date[(3)]
20 June 2003	6.00 p.m.: Scheme Record Time[(3)]
23 June 2003	Effective Date[(3)]
23 June 2003	8.00 a.m.: Delisting of Ordinary Shares, New Shares admitted to Official List, crediting of New Shares to CREST accounts and dealings in New Shares commence on the London Stock Exchange[(3)] [(4)]
24 June 2003	Court hearing of the petition to confirm the Rolls-Royce Group Reduction of Capital[(5)]
25 June 2003	Rolls-Royce Group Reduction of Capital becomes effective[(5)]
by 7 July 2003	Despatch of New Share certificates[(5)]

All times are UK times unless otherwise stated.

(1) *Forms of proxy for the Court Meeting not returned by this time may be handed to the Registrar, Computershare Investor Services PLC, at the Court Meeting.*

(2) *To commence at the time fixed or, if later, immediately following the conclusion or adjournment of the Annual General Meeting.*

(3) *These dates are indicative only and will depend, inter alia, on the date upon which the Court sanctions the Scheme.*

(4) *New Shares credited to the account of the US Depositary will be represented by the Rolls-Royce ADRs (in certificated or book-entry form) which will continue to be honoured by the US Depositary.*

(5) *These dates are indicative only and will depend, inter alia, on the date upon which the Scheme becomes effective.*

SUMMARY

This document explains the proposals to introduce a new holding company. To help you understand what is involved in these proposals we have prepared this summary. You should read the whole of this document and not rely solely on the summary below.

The proposals are to introduce a new, non-trading, holding company, owning all the shares of Rolls-Royce plc. This new holding company will be called Rolls-Royce Group plc.

On completion of the proposals, you will receive one Rolls-Royce Group plc ordinary share in place of every Rolls-Royce plc ordinary share that you hold at the record time (this time is expected to be 6.00 p.m. (UK time) on 20 June 2003).

You will not have to pay anything for this receipt of Rolls-Royce Group plc shares.

The introduction of Rolls-Royce Group plc will be followed by a reduction in its capital. Following this reduction of capital, the nominal value of each Rolls-Royce Group plc ordinary share will be 20p; the same as each Rolls-Royce plc ordinary share.

1. What changes are you proposing?

The proposals are to create a non-trading holding company structure, similar to that in place for a majority of international businesses that have a number of operating companies with wide geographical spread. The current holding company, Rolls-Royce plc, and its operating subsidiaries will continue as the principal group trading entities. The new holding company, Rolls-Royce Group plc, will own all the shares in Rolls-Royce plc and will be listed on the London Stock Exchange.

2. Why are you proposing these changes?

The present group structure, with four business sectors operating in diverse geographical markets, has evolved following a series of acquisitions since the flotation of the Group in 1987. The proposed changes (including the proposed reduction of capital of the new holding company (see paragraph 19 below)) will provide greater flexibility for the Group to develop a more efficient structure and to address operational, accounting and legal issues which may arise in the future.

3. Why are you implementing the proposals by way of a scheme of arrangement?

The simplest procedure to create the proposed new holding company structure is by way of a scheme of arrangement ("Scheme"). The Scheme is a formal procedure under the Companies Act 1985 and this procedure is commonly used to carry out corporate reorganisations. The Scheme requires the approval of Rolls-Royce shareholders and the High Court.

If the relevant approvals are obtained, all Rolls-Royce shareholders will be bound by the Scheme regardless of whether or how they voted.

4. Why am I being sent this document together with other documents?

The proposals for the Scheme require Rolls-Royce shareholders to vote on certain matters. This document contains information to inform your voting decision. The announcement of the Scheme was made on 4 March 2003 together with Rolls-Royce's preliminary results for the year ended 31 December 2002. This document has therefore been included together with the annual results in the pack sent to you. The Rolls-Royce Group Listing Particulars, which contain prescribed information relating to Rolls-Royce Group plc, are not being sent to you but are available, free of charge, upon request to the Shareholder Helpline, details of which are included at the end of this summary, or on the Rolls-Royce website (www.rolls-royce.com).

5. Why are there two meetings and do I need to attend?

There are two shareholder meetings, the Annual General Meeting ("AGM") and the Court Meeting, which are being called for different purposes. The AGM is being called to carry out the normal business of a Rolls-Royce annual general meeting (e.g. to declare a dividend etc.). This year, the AGM will also enable Rolls-Royce shareholders to vote on various matters in connection with the Scheme, as described in the section entitled "Meetings" on page 15. The Court Meeting will be held immediately after the AGM, its sole purpose is to seek the approval of Rolls-Royce shareholders for the Scheme. The meetings will be held on 29 May 2003.

You are entitled and encouraged to attend the AGM and the Court Meeting. If you do not attend, you are still entitled to vote at both meetings – see paragraph 7 below.

6. **What is an ADR?**

There are references in this document to "ADRs" and "Rolls-Royce ADRs". Rolls-Royce plc, like many other non-US companies, has an American Depositary Receipt (ADR) facility in the United States. Certain Rolls-Royce plc ordinary shares are deposited with The Bank of New York ("US Depositary"), which, subject to certain terms and conditions, has agreed to issue American Depositary Receipts that represent entitlements to the deposited shares. The Rolls-Royce plc ADR facility trades on the over-the-counter market in the United States. If you hold Rolls-Royce plc ordinary shares only, you do not need to worry about the references in this document to ADRs.

7. **Do I need to vote?**

It is important that as many Rolls-Royce shareholders as possible cast their votes, and that holders of Rolls-Royce ADRs instruct the US Depositary to vote. This applies to both the AGM and the Court Meeting. **In particular it is important that a considerable number of votes are cast at the Court Meeting so as to demonstrate that there is a fair representation of shareholder opinion.**

Your votes count.

You are therefore strongly encouraged to complete, sign and return your forms of proxy as soon as possible. You will have been sent a blue headed form of proxy for the AGM and a green headed form of proxy for the Court Meeting.

If you do not wish, or are unable, to attend the AGM and/or the Court Meeting you may appoint someone (known as a "proxy") to act on your behalf and vote in the event of a poll.

You may appoint your proxy by completing the forms of proxy and returning them in accordance with the instructions set out in the section entitled "Action to be taken" on page 16 and on the relevant form of proxy.

Should you later change your mind and decide to attend the meetings in person, then returning the forms of proxy will not preclude you from doing so.

Holders of Rolls-Royce ADRs have been sent voting instruction cards. You are also strongly encouraged to complete, sign and return your voting instruction cards in accordance with the instructions set out in the section entitled "Action to be taken" on page 16 and on the relevant voting instruction card. If you hold your Rolls-Royce ADRs indirectly, you must rely on the procedures of your bank, broker or financial institution through which you hold your Rolls-Royce ADRs.

8. **What will I end up with after the Scheme comes into effect?**

When the Scheme becomes effective you will receive one Rolls-Royce Group plc ordinary share in place of every Rolls-Royce plc ordinary share held at 6.00 p.m. (UK time) on 20 June 2003. The register of members of Rolls-Royce Group plc will be updated to reflect your shareholding on the Scheme becoming effective. If you hold your shares in a CREST account, the Rolls-Royce Group plc ordinary shares will be credited to your CREST account and if you hold your shares in certificated form, share certificates will be sent to you in due course. If you hold Rolls-Royce ADRs (in certificated or book-entry form) those ADRs will represent the New Shares after the Scheme becomes effective and will continue to be honoured by the US Depositary.

9. **Do I have to pay anything under the Scheme?**

No. All Rolls-Royce Group plc shares arising as a result of the Scheme are being issued to Rolls-Royce shareholders in return for their Rolls-Royce plc ordinary shares. No additional payment is required.

10. **Will there be any change to the value of my shareholding?**

There is no reason to believe that the market price of each Rolls-Royce Group plc share following the Scheme would be different to the market price of each Rolls-Royce plc share had Rolls-Royce Group plc not been introduced as a new holding company.

11. **Will I receive dividends on my Rolls-Royce Group plc shares?**

The board of directors of Rolls-Royce Group plc which at the date of this document is the same as the board of Rolls-Royce plc expects to continue to pay dividends in line with the policy which Rolls-Royce has adopted to date.

The final dividend, if approved at the AGM, will be paid on your shares in Rolls-Royce plc. If you have elected for the scrip dividend alternative on your Rolls-Royce plc shares and if the Scheme is approved, you will be issued Rolls-Royce Group plc shares on 7 July 2003 in respect of the final dividend declared at the AGM. The share certificates you receive in respect of these scrip dividend shares will be posted separately from the Rolls-Royce Group plc share certificates in respect of the Scheme (see paragraph 14 below).

12. **My dividends are paid directly into my bank account or I have elected for the scrip dividend alternative. Do I need to change the existing instructions?**

Your present dividend instructions will be continued for Rolls-Royce Group plc after the Scheme becomes effective, unless and until you revoke them. If you wish to change your instructions you should contact the Shareholder Helpline, details of which are included at the end of this summary.

13. **What do I do with my old share certificates?**

When the Scheme becomes effective, your holding in ordinary shares in Rolls-Royce plc will be replaced by an equivalent holding in the ordinary shares in Rolls-Royce Group plc. **Thus, all your share certificates for shares in Rolls-Royce plc will cease to be valid. Upon receipt of your share certificates for shares in Rolls-Royce Group plc, your share certificates in Rolls-Royce plc should be destroyed.**

14. **When will I receive my Rolls-Royce Group plc share certificate?**

It is currently proposed that the Rolls-Royce Group plc share certificates will be despatched to you by 7 July 2003.

15. **Will I have to pay any tax as a result of the Scheme?**

There should generally be no tax liabilities for UK resident Rolls-Royce shareholders arising from the Scheme.

Details of the UK and US tax treatments are set out respectively in the sections entitled "UK taxation" on pages 40 to 41 and "US taxation" on pages 41 to 42.

If you are in any doubt about your tax position, you should consult a professional adviser.

16. **What if I hold my Rolls-Royce shares in a PEP or an ISA?**

If you hold your Rolls-Royce plc ordinary shares in a PEP or an ISA, you should be able to hold your Rolls-Royce Group plc ordinary shares in the PEP or ISA, depending on the PEP/ISA terms and conditions. If you require further details, you should contact your PEP/ISA manager.

17. **What if I am an employee and participate in a Rolls-Royce share scheme?**

You will be written to separately. It is intended that, save as described in paragraphs 13 and 14 of Part 6 of this document, there will be no changes to the operation of the Rolls-Royce Employee Share Schemes.

18. **What if I am resident outside the UK?**

You should refer to pages 14 to 15 of this document.

Certain additional information relevant to US shareholders and holders of Rolls-Royce ADRs is included in Part 2 (pages 14 to 15) and Part 6 (pages 41 to 42) of this document.

19. **Why is Rolls-Royce Group plc reducing its capital?**

Shortly after the Scheme becomes effective, the capital of Rolls-Royce Group plc will be reduced by decreasing the nominal value of each Rolls-Royce Group plc ordinary share from 70 pence (or such lower nominal value as the directors of Rolls-Royce Group plc shall decide prior to the date on which the Court is asked to sanction the Scheme) to 20 pence, replicating the nominal value of the existing Rolls Royce plc ordinary shares. The reduction of capital is being implemented to create distributable reserves in Rolls-Royce Group which will provide flexibility and be available for future dividends, share repurchases and other returns of capital to shareholders. Assuming a reduction of capital of 50 pence per share and no

further shares of Rolls-Royce plc are issued after 8 April 2003, this will create distributable reserves of approximately £815 million.

20. What happens to the Special Share?

The British Government (currently through the Secretary of State for Trade and Industry) holds a Special Share in Rolls-Royce plc. This dates back to Rolls-Royce's flotation in 1987 and was designed to protect the UK's national interest in a strategic company. The Special Share in Rolls-Royce plc will be replaced by an equivalent share in Rolls-Royce Group plc. The Secretary of State for Trade and Industry has agreed to this replacement.

21. What if I still have questions?

If you have read this document and still have questions, please call our Shareholder Helpline on telephone number freephone 0800 073 3906 (+44 870 703 0101 if you are calling from outside the United Kingdom) open from 8.30 a.m. to 5.30 p.m. Monday to Friday (UK time). For legal reasons this helpline will not provide advice on the merits of the proposals or give any financial or taxation advice. For financial or taxation advice, you will need to consult an independent financial adviser.

PART 1: CHAIRMAN'S LETTER

Rolls-Royce plc

(Registered in England No. 1003142)

 Rolls-Royce

Registered Office:
65 Buckingham Gate
London SW1E 6AT
United Kingdom

11 April 2003

Dear shareholder

1. Introduction

On 4 March 2003, we announced our proposals to implement a technical change to our corporate structure by putting in place a new holding company called Rolls-Royce Group plc.

We have prepared a summary on pages 4 to 7 to help you understand what is involved. You should nevertheless read the whole of this document and not rely solely on the summary.

The purpose of this letter is to explain why the Directors of Rolls-Royce consider the proposals to be in the best interests of Rolls-Royce and its shareholders.

2. Reasons for the Scheme

At flotation in 1987, the Group's business was primarily focused on the aerospace sector. Since then, whilst remaining a focused power systems company, the Group has developed its operations, particularly following a series of acquisitions, so that it now operates globally in a number of complementary markets – civil aerospace, defence, marine and energy. As the Group's corporate structure has remained largely unchanged since flotation, there is, increasingly, a divergence between the existing corporate structure and the operational and reporting structure commonly put in place for the management of an international business. Your Directors believe that the proposed non-trading holding company structure, with operating subsidiaries underneath, will provide flexibility for the Group to align its corporate structure more closely with that of its operational divisions and management reporting lines. In addition, the new structure (including the proposed reduction of capital of the new holding company as described in paragraph 6 below) will place the Group in a better position to address any operational, accounting or legal issues which may arise in the future. These proposals will not result in any disruption to the commercial operations of Rolls-Royce.

3. Current trading and prospects

On 22 August 2002, Rolls-Royce announced its interim results for the 2002 financial year which included the following statement:

> "The operational performance of our business has been consistent with the market outlook first published by the company in October 2001 and positions the company for profit growth in 2003 compared to 2002. However, the final outcome in 2003 will be influenced by any increase that might be required in pension fund contributions."

On 4 March 2003, Rolls-Royce announced its preliminary results for the 2002 financial year which included the following statements and reiterated the guidance issued at the interim stage:

> "Against a background of challenging market conditions we have delivered profit and cash flow in line with the guidance provided on October 19 2001. With the help of our workforce we have successfully implemented the restructuring programme announced at that time and have achieved a strong operational performance with significant improvements in working capital management.
>
> This performance, together with our record year-end order book and growing aftermarket revenues, confirms our business model and our ability to manage uncertainty and deliver shareholder value.

We are consulting with our employees with the objective of limiting the financial impact of the current pension fund deficit within the guidance we provided last August. Subject to the continuing uncertainty caused over Iraq, we are reiterating our guidance for profit growth in 2003, with positive cash flow."

Your Board reiterates its guidance for 2003 in respect of the Group as outlined in the Rolls-Royce preliminary results for the 2002 financial year as set out above.

4. Key features of the Scheme

The reorganisation will be carried out by a formal procedure, known as a scheme of arrangement ("Scheme"), under the Companies Act 1985. The key features of the Scheme are as follows.

Shares and ADRs

Under the Scheme:

(a) shares in Rolls-Royce will be cancelled;

(b) Rolls-Royce will issue new shares to Rolls-Royce Group so that Rolls-Royce Group will own all the shares in Rolls-Royce; and

(c) you will receive one share in Rolls-Royce Group for each share in Rolls-Royce cancelled. The existing Rolls-Royce ADRs will represent the shares in Rolls-Royce Group received by the US Depositary.

Annual General Meeting and Court Meeting

The Scheme requires the approval of Ordinary Shareholders at the Court Meeting. If the Scheme is approved by the requisite majority at the Court Meeting, an application will be made to the Court to sanction the Scheme at the Court Hearing.

Ordinary Shareholders will also be asked to approve a resolution covering various matters in connection with the Scheme at the Annual General Meeting.

Completion

We expect that the new holding company structure will become effective on 23 June 2003.

5. Listing

The shares which you will receive in Rolls-Royce Group will be listed in the UK. Application will be made to the UKLA for the New Shares to be admitted to the Official List and to the London Stock Exchange for the New Shares to be admitted to trading on the London Stock Exchange's market for listed securities. We expect that the New Shares will be listed, and that dealings in them will commence, on 23 June 2003.

6. Rolls-Royce Group Reduction of Capital

Shortly after the Scheme becomes effective, the capital of Rolls-Royce Group will be reduced by decreasing the nominal value of each unissued share in the capital of Rolls-Royce Group from 70 pence (or such lower nominal value as the directors of Rolls-Royce Group shall decide prior to the date on which the Court is asked to sanction the Scheme) to 20 pence. The directors of Rolls-Royce Group may propose a reduction in the nominal value of its shares if necessary to ensure that its shares are not allotted at a discount to their nominal value. The reduction of capital is being implemented to create distributable reserves in Rolls-Royce Group.

The initial shareholders of Rolls-Royce Group have resolved to reduce its capital as described above conditional on the Scheme becoming effective. At the Annual General Meeting of the Company, the Company's shareholders, who will become shareholders of Rolls-Royce Group if the Scheme becomes effective, will be asked to approve the Rolls-Royce Reduction of Capital. The reduction of capital will also require the confirmation of the Court and, if so confirmed, will create a new reserve on the balance sheet of Rolls-Royce Group of approximately £815 million (assuming a reduction of 50 pence per share and no further shares of Rolls-Royce are issued after 8 April 2003) which will provide flexibility and be available for future dividends, share repurchases and other returns of capital to shareholders at the discretion of the directors of Rolls-Royce Group.

The Rolls-Royce Group Reduction of Capital is expected to be effective on 25 June 2003.

7. Special Shareholder

The Special Shareholder has agreed to exchange its rights in Rolls-Royce for a special share in Rolls-Royce Group plc, with equivalent rights attached.

8. Action to be taken

On 29 May 2003, the Annual General Meeting and the Court Meeting will be held to seek approval for the proposals. Notice of the Annual General Meeting and the explanatory notes to the resolutions are set out in Part 4 of this document. These are also included separately for your convenience. Notice of the Court Meeting is set out in Part 5 of this document. **In order that the Court can be satisfied that the votes cast fairly represent the views of the Ordinary Shareholders, it is important that as many votes as possible are cast at the Court Meeting.** Ordinary Shareholders are therefore encouraged to attend the Court Meeting in person or by proxy.

Whether or not you propose to attend the meetings, you are requested to complete, sign and return to the Registrar, Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS13 8FB, the enclosed blue headed form of proxy for use at the Annual General Meeting and green headed form of proxy for use at the Court Meeting or, if you hold Rolls-Royce ADRs, to the US Depositary, the enclosed voting instruction card, as soon as possible, as explained in the section entitled "Action to be taken" on page 16. If you hold your Rolls-Royce ADRs indirectly, you must rely on the procedures of your bank, broker or financial institution through which you hold your Rolls-Royce ADRs.

9. Recommendation

The Board of Rolls-Royce, which has been so advised by Rothschild, has considered the proposed Scheme and the subsequent reduction of capital of Rolls-Royce Group (collectively the "Proposals") and believes the Proposals to be in the best interests of Rolls-Royce and its shareholders. In providing its advice, Rothschild has placed reliance on the Board's commercial assessments of the Proposals.

Your Board unanimously recommends that holders of Ordinary Shares vote, and that holders of Rolls-Royce ADRs instruct the US Depositary to vote, in favour of the Proposals at the Annual General Meeting and at the Court Meeting. The members of the Board intend to vote their own shareholdings totalling 1,320,315 Ordinary Shares (representing in aggregate approximately 0.08% of the issued ordinary share capital of Rolls-Royce) in favour of the Proposals.

Yours sincerely



Chairman

PART 2: EXPLANATORY STATEMENT
(In compliance with section 426 of the Companies Act 1985)



N M Rothschild & Sons Limited
New Court
St Swithin's Lane
London EC4P 4DU
United Kingdom

11 April 2003

Dear shareholder

Recommended new holding company proposals

1. Introduction

On 4 March 2003, Rolls-Royce announced its intention to implement a corporate reorganisation pursuant to which it is proposed that a new holding company should be introduced for the Group. The new company is Rolls-Royce Group, a newly incorporated company. The reorganisation is to be effected by way of a scheme of arrangement under section 425 of the Companies Act 1985.

The Scheme is subject to various conditions. If these conditions are satisfied and the Scheme is approved and implemented in full, Rolls-Royce Group will own the entire issued share capital of Rolls-Royce.

Your attention is drawn to the letter from the Chairman of Rolls-Royce in Part 1 of this document recommending Ordinary Shareholders to vote, and holders of Rolls-Royce ADRs to instruct the US Depositary to vote, in favour of the resolution relating to the Scheme proposed at the Annual General Meeting and the proposed Scheme at the Court Meeting. That letter and Parts 6 and 7 of this document form part of this Explanatory Statement.

The Directors have been advised by Rothschild in connection with the Scheme. We have been authorised by the Directors to write to you to explain the terms of the Scheme and to provide you with other relevant information. The Scheme is set out in full in Part 3 of this document. The Notice of the Annual General Meeting at which a resolution relating to the Scheme will be proposed and the Notice of the Court Meeting at which approval for the Scheme will be sought are set out in Parts 4 and 5 of this document respectively.

2. Background to and reasons for the Scheme and the Rolls-Royce Group Reduction of Capital

The background to and reasons for the Scheme and the Rolls-Royce Group Reduction of Capital are described in paragraphs 2 and 6 of the Chairman's letter in Part 1 of this document.

3. Summary of the Scheme

Under the Scheme, all the Scheme Shares will be cancelled on the Effective Date. In consideration for the cancellation, Scheme Shareholders will receive:

for each Scheme Share cancelled **one New Share**

Scheme ADRs (each representing the right to receive five Ordinary Shares before the Effective Date) will not be cancelled but will each represent the right to receive five New Shares from the Effective Date.

Rolls-Royce has a Special Share which is held by a nominee of the Secretary of State for Trade and Industry. Under the Rolls-Royce Articles, certain provisions (for example, provisions relating to foreign shareholding limits and the nationality of Rolls-Royce's directors) may only be changed with the written consent of the Special Shareholder. Immediately after the Scheme becomes effective, the Special Share in Rolls-Royce will be redeemed and the Special Shareholder will subscribe for the New Special Share with equivalent rights in relation to Rolls-Royce Group.

Following the cancellation of the Scheme Shares, the share capital of Rolls-Royce will be increased to its former amount by the creation of the New Ordinary Shares and the credit arising in the books of Rolls-Royce as a result of the reduction in capital will be applied in paying up, in full at par, the New Ordinary Shares. The New Ordinary Shares will be issued to Rolls-Royce Group which will, as a result, become the holding company of Rolls-Royce and the Group.

4. *Conditions to implementation of the Scheme*

The implementation of the Scheme is conditional on the following having occurred:

(a) the resolution to approve the matters in connection with the Scheme (which is numbered 21 in the Notice of the Annual General Meeting contained in Part 4 of this document) is duly passed at the Annual General Meeting by a majority of not less than three-fourths of the votes cast;

(b) the Scheme is approved by a majority in number, representing three-fourths in value, of those Ordinary Shareholders present and voting, either in person or by proxy, at the Court Meeting;

(c) the Scheme is sanctioned by the Court at the Court Hearing;

(d) an office copy of the Order of the Court sanctioning the Scheme under section 425 of the Companies Act 1985 is delivered to the Registrar of Companies for registration and the minute confirming the reduction of capital in relation to the Scheme is registered by the Registrar of Companies; and

(e) the admission of New Shares to the Official List and to trading on the London Stock Exchange's market for listed securities.

The Directors will not take the necessary steps to implement the Scheme unless the above conditions have been satisfied or waived and, at the relevant time, they consider that it continues to be in Rolls-Royce's best interests that the Scheme should be implemented.

The Court Hearing is expected to be held on 18 June 2003. Shareholders will have the right to attend the Court Hearing and, if lodging a response to the petition to the Court to sanction the Scheme, to appear in person or be represented by counsel to support or oppose the sanction of the Scheme.

The Scheme contains a provision for Rolls-Royce and Rolls-Royce Group jointly to consent, on behalf of all persons concerned, to any modification of or addition to the Scheme, or to any condition that the Court may think fit to approve or impose. The Court would be unlikely to approve or impose any modification of, or addition or condition to, the Scheme which might be material to the interests of Scheme Shareholders unless Scheme Shareholders were informed of any such modification, addition or condition. It will be a matter for the Court to decide, in its discretion, whether or not the consent of Scheme Shareholders should be sought at a further meeting. Similarly, if a modification, addition or condition is put forward which in the opinion of the Directors, is of such a nature or importance as to require the consent of the Scheme Shareholders at a further meeting, the Directors will not take the necessary steps to enable the Scheme to become effective unless and until such consent is obtained.

If the Scheme is sanctioned at the Court Hearing and the other conditions to the Scheme have been satisfied or waived, the Scheme is expected to become effective, and dealings in New Shares are expected to commence, on 23 June 2003. If the Scheme has not become effective by 31 August 2003 (or such later date as Rolls-Royce and Rolls-Royce Group may agree and the Court may allow), it will lapse, in which event there will not be a new holding company of Rolls-Royce, the Special Shareholder will remain the holder of the Special Share, Scheme Shareholders will remain shareholders of Rolls-Royce and Ordinary Shares will continue to be listed on the Official List.

5. Financial effects of the Scheme

Under the Scheme, Scheme Shareholders will exchange their interest in Scheme Shares for an equivalent proportionate ordinary shareholding in Rolls-Royce Group. Their proportionate entitlement to participate in the Group's capital and income will not be affected by reason of the implementation of the Scheme.

Immediately following the Scheme becoming effective, Rolls-Royce Group will own no assets other than the share capital of Rolls-Royce and nominal cash balances.

6. Listing, dealings, share certificates and settlement

Application will be made to the UKLA for the admission of up to 2,500,000,000 New Shares to the Official List and to the London Stock Exchange for the New Shares to be admitted to trading on the London Stock Exchange's market for listed securities. The last day of dealings in Ordinary Shares is expected to be 20 June 2003. The last time for registration of transfers of Scheme Shares is expected to be 6.00 p.m. on 20 June 2003, the Scheme Record Date. It is expected that Admission will become effective and that dealings in the New Shares will commence on 23 June 2003, the Effective Date.

The listing of Ordinary Shares is also expected to be cancelled on that date. These dates may be deferred if it is necessary to adjourn any meetings required to approve the arrangements described in this document or if there is any delay in obtaining the Court's sanction of the Scheme. In the event of a delay, the application for the Ordinary Shares to be delisted will be deferred, so that the listing will not be cancelled until immediately before the Scheme becomes effective.

With effect from (and including) the Effective Date, all share certificates representing the Scheme Shares will cease to be valid and binding in respect of such holdings and should be destroyed. Rolls-Royce ADRs (in certificated and book-entry form) will represent New Shares from the Effective Date and will continue to be honoured by the US Depositary.

CREST is a paperless settlement system enabling securities to be evidenced otherwise than by a certificate and transferred otherwise than by written instrument. The Rolls-Royce Group directors will apply for the New Shares to be admitted to CREST with effect from Admission. Accordingly, settlement of transactions in New Shares following Admission may take place within the CREST system. CREST is a voluntary system and holders of New Shares who wish to receive and retain share certificates will be able to remove their New Shares from the CREST system following the Scheme becoming effective.

For Scheme Shareholders who hold their Ordinary Shares in a CREST account at the Scheme Record Time, New Shares are expected to be credited to the relevant CREST member account on 23 June 2003, the Effective Date. For those holding shares in certificated form at the Scheme Record Time, definitive share certificates for the New Shares are expected to be despatched within ten business days after the Effective Date. In the case of joint holders, certificates will be despatched to the joint holder whose name appears first in the register. All certificates will be sent by pre-paid first class post at the risk of the person entitled thereto. Pending the despatch of certificates for New Shares, transfers of New Shares will be certified against the register of members of Rolls-Royce Group. Temporary documents of title will not be issued in respect of the New Shares.

Ordinary Shares held in uncertificated form will be disabled in CREST on the Effective Date. Rolls-Royce Group reserves the right to issue New Shares to any or all shareholders in certificated form if, for any reason, it wishes to do so.

All mandates in force at the Scheme Record Time relating to payment of dividends on Ordinary Shares and the scrip dividend alternative and all instructions given relating to notices and other communications will, unless and until varied or revoked, be treated, from the Effective Date, as being valid and effective mandates or instructions to Rolls-Royce Group in relation to the corresponding holding of New Shares.

All documents, certificates, cheques or other communications sent by or to Scheme Shareholders, or as such persons shall direct, will be sent at their own risk and may be sent by post.

Listing Particulars relating to Rolls-Royce Group, which are required to be published in accordance with the Listing Rules to effect the introduction of the New Shares to the Official List, are obtainable from the Rolls-Royce website (www.rolls-royce.com) or by calling the Shareholder Helpline on telephone number freephone 0800 073 3906 (+44 870 703 0101 if you are calling from outside the United Kingdom) open from 8.30 a.m. to 5.30 p.m. Monday to Friday (UK time) or on request, free of charge up until Admission at any time during normal business hours on any business day from the registered office of Rolls-Royce and of Rolls-Royce Group (being, in both cases, 65 Buckingham Gate, London SW1E 6AT). A copy of the Listing Particulars may also be inspected as described in paragraph 21 of Part 6 of this document.

7. Directors' and other interests

As at the date of this document, the composition of the board of Rolls-Royce Group is the same as that of the current Board of Rolls-Royce. Charles Blundell, who is the company secretary of Rolls-Royce but not a director, was a director of Rolls-Royce Group from the date of its incorporation until his resignation on 10 April 2003.

The interests of the Directors in the share capital of Rolls-Royce are set out in paragraph 5 of Part 6 of this document.

The Directors may be considered to be affiliates for purposes of the Securities Act (see paragraph 10 below).

Andrew Shilston holds one of the two issued ordinary shares in Rolls-Royce Group. If the Scheme becomes effective, he will give that share to Rolls-Royce Group and it will be cancelled.

Details of Directors' service agreements and the terms of their appointment are set out in paragraphs 4(b) and 4(c) of Part 6 of this document.

The effect of the Scheme on the interests of the Directors is set out in paragraphs 4 and 5 of Part 6 of this document. Save as described above, the effect of the Scheme on the interests of the Directors does not differ from its effect on the like interests of other persons.

8. Taxation

Certain UK tax and US federal income tax considerations relevant to UK resident Rolls-Royce shareholders and US holders (as defined therein) are summarised in paragraphs 18 and 19 of Part 6 of this document.

9. Rolls-Royce Employee Share Schemes

The effect of the Scheme on and proposed amendments to the Rolls-Royce Employee Share Schemes are described in paragraphs 13 and 14 of Part 6 of this document.

10. Overseas Shareholders

General

The implications of the Scheme for persons resident in, or citizens or nationals of, jurisdictions outside the United Kingdom (***overseas shareholders***) may be affected by the laws of the relevant jurisdictions. Such overseas shareholders should inform themselves about and observe all applicable legal requirements.

It is the responsibility of any person into whose possession this document comes to satisfy themselves as to their full observance of the laws of the relevant jurisdiction in connection with the Scheme, including the obtaining of any governmental, exchange control or other consents which may be required and/or compliance with other necessary formalities which are required to be observed and the payment of any issue, transfer or other taxes due in such jurisdiction.

If, in respect of any overseas shareholder, Rolls-Royce Group is advised that the allotment and issue of New Shares would or might infringe the laws of any jurisdiction outside the United Kingdom, or would or might require Rolls-Royce Group to obtain any governmental or other consent or effect any registration, filing or other formality with which, in the opinion of Rolls-Royce Group, it would be unable to comply or which it regards as unduly onerous, the Scheme provides that Rolls-Royce Group may determine either (i) that the holder's entitlement to New Shares shall be issued to a nominee for such holder appointed by Rolls-Royce Group and then sold, with the net proceeds being remitted to the holder concerned; or (ii) that the holder's entitlement to New Shares pursuant to the Scheme shall be issued to such holder and then sold on his behalf as soon as reasonably practical at the best price which can be reasonably obtained at the time of sale, with the net proceeds of sale being remitted to the holder. Any remittance of the net proceeds of sale referred to in this paragraph shall be at the risk of the relevant holder.

The approval of the Securities Commission of Malaysia has been obtained pursuant to the provisions of Section 32 of the Malaysian Securities Commission Act 1993. The Malaysian Security Commission's approval is not an indication that it recommends the Scheme.

Overseas shareholders should consult their own legal and tax advisers with respect to the legal and tax consequences of the Scheme in their particular circumstances. For additional information relating to certain US tax considerations relevant to the Scheme, see paragraph 19 of Part 6 of this document. A summary of certain US tax considerations relevant to holding New Shares or Rolls-Royce ADRs is contained in the Listing Particulars.

United States

Any securities to be issued under the Scheme in the United States have not been and will not be registered under the Securities Act but will be issued in reliance on the exemption from the registration requirements of the Securities Act provided by Section 3(a)10 thereof. For the purpose of qualifying for the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) thereof, Rolls-Royce will advise the Court that its sanctioning of the

Scheme will be relied on by Rolls-Royce Group as an approval of the Scheme following a hearing on its fairness to Scheme Shareholders, at which Court hearing all Scheme Shareholders are entitled to attend in person or through counsel to support or oppose the sanctioning of the Scheme and with respect to which notification has been given to all such holders.

Securities to be issued in the Scheme should not be treated as "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act and persons who receive securities in the Scheme (other than "affiliates" as described in the paragraph below) may resell them without restriction under the Securities Act.

A person who is entitled to receive securities in the Scheme and who is an affiliate of Rolls-Royce prior to implementation of the Scheme may not resell such securities without registration under the Securities Act except pursuant to the applicable resale provisions of Rule 145(d) of the Securities Act or another applicable exemption from registration or in a transaction not subject to registration (including a transaction that satisfies the applicable requirements of Regulation S under the Securities Act). Whether a person is an affiliate of a company for purposes of the Securities Act depends on the circumstances but affiliates can include certain officers, directors and significant shareholders. Persons who believe they may be affiliates of Rolls-Royce should consult their own legal advisers prior to any sale of securities received in the Scheme.

Holders of Ordinary Shares and Rolls-Royce ADRs who are citizens or residents of the United States are advised that any securities issued pursuant to the Scheme have not been and will not be registered under the Exchange Act. Rolls-Royce Group intends to obtain an exemption from the reporting requirements of Section 12(g) of the Exchange Act pursuant to Rule 12g3-2(b) thereunder. Accordingly, if the SEC informs Rolls-Royce Group that it has been added to the list of foreign private issuers that claim this exemption, Rolls-Royce Group will comply with the information supplying requirements of Rule 12g3-2(b) and, so long as it continues to rely on this exemption, will furnish to the SEC information that (A) it has made or is required to make public in the United Kingdom; (B) it has filed or is required to file with the UKLA and which has been made public by the UKLA; or (C) it has distributed or is required to distribute to its shareholders. Information that Rolls-Royce Group furnishes to the SEC pursuant to Rule 12g3-2(b) may be obtained from the public reference facilities maintained by the SEC in Washington, DC at prescribed rates.

11. Meetings

The Scheme will require the passing by Ordinary Shareholders of the special resolution relating to the Scheme at the Annual General Meeting and the approval of Ordinary Shareholders at the Court Meeting, held at the direction of the Court, both of which have been convened for 29 May 2003 and will be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1.

Notices of the Annual General Meeting and Court Meeting are set out in Parts 4 and 5 respectively of this document.

Annual General Meeting

The Annual General Meeting has been convened for 29 May 2003 at 11.00 a.m. A description of the business to be transacted at the Annual General Meeting is set out in the Notice of the Annual General Meeting. At the Annual General Meeting, or at any adjournment thereof, Ordinary Shareholders will consider and, if thought fit, pass various resolutions including a resolution to approve:

(a) the Scheme;

(b) the cancellation of the Scheme Shares;

(c) the creation of the New Ordinary Shares;

(d) the allotment of the New Ordinary Shares to Rolls-Royce Group;

(e) amendments to the Rolls-Royce Articles to deal with transitional matters arising from the Scheme;

(f) the amendment to the rules of the 1999 Executive Scheme, the Executive Scheme, the 1997 Sharesave Scheme, the International Sharesave Scheme, the LTIP, the Stock Purchase Plan and the SIP, in the manner described in paragraph 14 of Part 6; and

(g) the Rolls-Royce Group Reduction of Capital.

The majority required for the passing of the resolution referred to above is not less than three-fourths of the votes cast. On a show of hands, each Ordinary Shareholder present in person will have one vote and on a poll each Ordinary Shareholder present in person or by proxy will have one vote for each Ordinary Share held.

Court Meeting

The Court Meeting has been convened for 29 May 2003 at 11.30 a.m., (or as soon thereafter as the Annual General Meeting concludes or is adjourned) pursuant to an order of the Court, at which meeting, or at any adjournment thereof, Ordinary Shareholders will consider and, if thought fit, approve the Scheme.

At the Court Meeting, voting will be by poll and each Ordinary Shareholder present in person or by proxy will be entitled to one vote for each Ordinary Share held. The statutory majority required to approve the Scheme at the Court Meeting is a majority in number of the Ordinary Shareholders present and voting (either in person or by proxy) at the Court Meeting representing three-fourths in value of the Ordinary Shares held by them.

In order that the Court can be satisfied that the votes cast constitute a fair representation of the views of the Ordinary Shareholders, it is important that as many votes as possible are cast at the Court Meeting. Ordinary Shareholders are therefore encouraged to take the action referred to in paragraph 12 below.

If the Scheme is approved and becomes effective, it will be binding on all Scheme Shareholders irrespective of whether they attended the Court Meeting or the way they voted.

12. Action to be taken

Forms of proxy are enclosed as follows:

(a) for the Annual General Meeting, a blue headed form of proxy; and

(b) for the Court Meeting, a green headed form of proxy.

Holders of Rolls-Royce ADRs will receive voting instruction cards. These may be used to instruct the US Depositary how to vote at the Annual General Meeting and the Court Meeting in relation to the Ordinary Shares underlying such holders' Rolls-Royce ADRs.

Whether or not you propose to attend the meetings in person, you are requested, if you hold Ordinary Shares, to complete and sign both forms of proxy. If you hold Rolls-Royce ADRs, you are requested to complete and sign the enclosed voting instruction card.

Completed forms of proxy should be returned in the reply paid envelope to the Registrars, Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS13 8FB, as soon as possible, and in any case so as to be received by the Registrars not later than 48 hours before the time appointed for the relevant meeting. Completed ADR voting instruction cards should be returned to the US Depositary in the pre-addressed envelope as soon as possible, and in any case so as to be received by the US Depositary by 12.00 p.m. (New York time) on 22 May 2003. If you hold your Rolls-Royce ADRs indirectly, you must rely on the procedures of your bank, broker or financial institution through which you hold your Rolls-Royce ADRs. In each case, the forms of proxy and voting instruction cards should be completed in accordance with the instructions printed on them.

The green headed form of proxy in respect of the Court Meeting may also be handed to the Registrar, Computershare Investor Services PLC, at the Court Meeting before the start of such meeting. However, in the case of the Annual General Meeting, unless the blue headed form of proxy is lodged so as to be received at least 48 hours before the meeting, it will be invalid.

The lodging of a form of proxy will not prevent you from attending either the Annual General Meeting or the Court Meeting and voting in person should you decide to do so.

13. Further information

Your attention is drawn to the letter from your Chairman set out in Part 1 of this document, the Scheme (which is set out in full in Part 3 of this document) and the additional information set out in Part 6 of this document.

Yours very truly

for and on behalf of N M Rothschild & Sons Limited

Nigel Higgins Managing Director	Robert Leitão Managing Director

PART 3: SCHEME OF ARRANGEMENT

IN THE MATTER OF ROLLS-ROYCE plc

and

IN THE MATTER OF THE COMPANIES ACT 1985

SCHEME OF ARRANGEMENT
(under Section 425 of the Companies Act 1985)

between

ROLLS-ROYCE plc

and

THE HOLDERS OF THE SCHEME SHARES
(as hereinafter defined)

PRELIMINARY

(A) In this Scheme of Arrangement, unless the context otherwise requires, the following expressions shall bear the following meanings:

business day	a day (excluding Saturday or Sunday) on which banks generally are open for business in the City of London for the transaction of normal banking business
Clause	a clause of this Scheme
Companies Act 1985	the Companies Act 1985 including any statutory modification or re-enactment thereof for the time being in force
Court	the High Court of Justice of England and Wales
Court Hearing	the hearing of the petition to sanction the Scheme by the Court
Court Meeting	the meeting, notice of which is set out in Part 5 of this document, of the holders of Ordinary Shares convened by order of the Court pursuant to section 425 of the Companies Act 1985 to consider and, if thought fit, approve this Scheme, and any adjournment thereof
CREST	the system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by CRESTCo in accordance with the Regulations
CRESTCo	CRESTCo Limited
Effective Date	the date on which this Scheme becomes effective in accordance with Clause 7
holder	a registered holder and includes any person(s) entitled by transmission
in certificated form	in relation to a share or other security, a share or other security which is not in uncertificated form
New Shares	ordinary shares of 70 pence (or such lower nominal value as the directors of Rolls-Royce Group shall decide prior to the date on which the Court is asked to sanction the Scheme) each in the capital of Rolls-Royce Group
New Special Share	the one special rights non-voting share of £1 in the capital of Rolls-Royce Group
Ordinary Shares	the ordinary shares of 20 pence each in the capital of Rolls-Royce
pence* or *£	the currency of the United Kingdom

Regulations	the Uncertificated Securities Regulations 2001 (SI 2001/3755)
Rolls-Royce	Rolls-Royce plc, a company incorporated in England and Wales with registered number 1003142
Rolls-Royce Group	Rolls-Royce Group plc, a company incorporated in England and Wales with registered number 4706930
Scheme	this scheme of arrangement in its present form or with or subject to any modification, addition or condition approved or imposed by the Court
Scheme Record Date	the later of 20 June 2003 and the business day immediately preceding the Effective Date
Scheme Record Time	6.00 p.m. on the Scheme Record Date
Scheme Shareholder	a holder of Scheme Shares as appearing in the register of members of Rolls-Royce at the Scheme Record Time
Scheme Shares	means: (a) all the Ordinary Shares in issue at the date of this Scheme; (b) all (if any) additional Ordinary Shares in issue at the Scheme Voting Record Time; and (c) all (if any) further Ordinary Shares which may be in issue immediately prior to the confirmation by the Court of the reduction of capital provided for by Clause 1 of this Scheme in respect of which the original or any subsequent holders shall be bound by the Scheme or in respect of which the original or any subsequent holders shall have agreed in writing to be so bound
Scheme Voting Record Time	6.00 p.m. on 27 May 2003 or, if the Court Meeting is adjourned, 48 hours before the time appointed for any adjourned Court Meeting
Special Share	the one special rights non-voting share of £1 in the capital of Rolls-Royce
Special Shareholder	the holder of the Special Share
UK **or** ***United Kingdom***	the United Kingdom of Great Britain and Northern Ireland
uncertificated **or** ***in uncertificated form***	in relation to a share or other security, a share or other security title to which is recorded on the relevant register of the share or security concerned as being held in uncertificated form in CREST and title to which, by virtue of the Regulations, may be transferred by means of CREST

(B) The authorised share capital of Rolls-Royce at the date of this document is £400,000,001 divided as follows:

	Authorised	
	Number	**Nominal value**
Ordinary Shares	2,000,000,000	£400,000,000
Special Share	1	£1

of which as at 8 April 2003 1,630,996,508 Ordinary Shares and the Special Share had been issued and were credited as fully paid and the remainder were unissued.

(C) Rolls-Royce Group was incorporated in England and Wales as a public limited company on 21 March 2003, with registered number 4706930.

(D) The authorised share capital of Rolls-Royce Group at the date of this document is £1,750,050,001 divided into 2,500,000,000 New Shares of 70 pence each, 50,000 redeemable preferences shares of £1 each and the New Special Share. 2 New Shares have been issued and are fully paid and the 50,000 redeemable preference shares have been issued and are paid up to the extent of 25 pence per share. All other shares are unissued.

(E) Rolls-Royce Group and the Special Shareholder have agreed to appear by Counsel at the Court Hearing, to consent to the Scheme and to undertake to be bound thereby and, in the case of Rolls-Royce Group, to execute and do or procure to be executed and done all such documents, acts and things as may be necessary or desirable to be executed or done by it for the purpose of giving effect to this Scheme.

THE SCHEME

1. Cancellation of Scheme Shares

(a) The issued share capital of Rolls-Royce shall be reduced by cancelling and extinguishing the Scheme Shares.

(b) Forthwith and contingent upon the reduction of capital referred to in Clause 1(a) taking effect:

(i) the authorised share capital of Rolls-Royce shall be increased to its former amount by the creation of such number of Ordinary Shares as shall be equal to the aggregate number of Scheme Shares cancelled pursuant to Clause 1(a); and

(ii) Rolls-Royce shall apply the credit arising in its books of account as a result of such reduction of capital in paying up, in full at par, the Ordinary Shares created pursuant to Clause 1(b)(i) and shall allot and issue the same, credited as fully paid up, to Rolls-Royce Group and/or its nominee or nominees.

2. Consideration for the cancellation of the Scheme Shares

In consideration of the cancellation of the Scheme Shares and the issue of the Ordinary Shares to Rolls-Royce Group and/or its nominee or nominees pursuant to Clause 1, Rolls-Royce Group shall (subject to the remaining provisions of this Clause and to the provisions of Clauses 3, 4 and 5), allot and issue (credited as fully paid) New Shares to the Scheme Shareholders on the basis of one New Share for each Scheme Share held at the Scheme Record Time.

3. Allotment and issue of New Shares

(a) The New Shares to be issued pursuant to Clause 2 shall rank in full for all dividends or distributions made, paid or declared after the Effective Date on the ordinary share capital of Rolls-Royce Group.

(b) The provisions of Clause 2 shall be subject to any prohibition or condition imposed by law. Without prejudice to the generality of the foregoing, if, in respect of any Scheme Shareholder who is a citizen, resident or national of any jurisdiction outside the United Kingdom (***overseas shareholder***), Rolls-Royce Group is advised that the allotment and issue of New Shares pursuant to Clause 2 would infringe the laws of any jurisdiction outside the United Kingdom or would require Rolls-Royce Group to observe any governmental or other consent or effect any registration, filing or other formality with which, in the opinion of Rolls-Royce Group, it would be unable to comply or which it regards as unduly onerous, then Rolls-Royce Group may in its sole discretion either:

(i) determine that no such New Shares shall be allotted and issued to such holder under Clause 2 but instead such shares shall be allotted and issued to a nominee appointed by Rolls-Royce Group as trustee for such holder, on terms that they shall, as soon a practicable following the Scheme Record Time, be sold on behalf of such holder at the best price which can reasonably be obtained and the net proceeds of such sale shall (after the deduction of all expenses and commissions, including any amount in respect of value added tax payable thereon) be paid to such holder by sending a cheque or warrant to such holder in accordance with the provisions of Clause 4. In the absence of bad faith or wilful default, none of the Company, Rolls-Royce Group or any broker or agent of either of them shall have any liability for any loss arising as a result of the timing or terms of any such sale; or

(ii) determine that such New Shares shall be sold, in which event the New Shares shall be issued to such holder and Rolls-Royce Group shall appoint a person to act pursuant to this Clause 3(b)(ii) and such person shall be authorised on behalf of such holder to procure that any shares in respect of which Rolls-Royce Group has made such a determination shall, as soon as practicable following the Scheme Record Time, be sold at the

best price which can reasonably be obtained at the time of sale and the net proceeds of such sale (after the deduction of all expenses and commissions, including any amount in respect of value added tax payable thereon) shall be paid to such holder by sending a cheque or warrant to such holder in accordance with the provisions of Clause 4. To give effect to any such sale, the person so appointed shall be authorised on behalf of such holder to execute and deliver a form of transfer and to give such instructions and do all such things which he may consider necessary or expedient in connection with such sale. In the absence of bad faith or wilful default, none of the Company, Rolls-Royce Group or the person so appointed shall have any liability for any loss or damage arising as a result of the timing or terms of such sale.

4. Certificates and payments

(a) Not later than ten business days after the Effective Date, Rolls-Royce Group shall send by post to the allottees of the New Shares certificates in respect of such shares, pursuant to Clause 2, save that where Scheme Shares are held in uncertificated form, Rolls-Royce Group will procure that CRESTCo is instructed to cancel the entitlement to Scheme Shares of each of the Scheme Shareholders concerned and to credit to the appropriate stock account in CREST of each such Scheme Shareholder the due entitlement to New Shares.

(b) Not later than ten business days following the sale of any relevant New Shares pursuant to Clause 3(b), Rolls-Royce Group shall procure that the nominee referred to in Clause 3(b)(i) or such person appointed to act under Clause 3(b)(ii) shall account for the cash payable by despatching to the persons respectively entitled thereto cheques and/or warrants by post.

(c) All certificates required to be sent by Rolls-Royce Group pursuant to Clause 4(a) and all cheques or warrants required to be sent pursuant to Clause 4(b) shall be sent through the post in pre-paid envelopes addressed to the persons respectively entitled thereto at their respective addresses appearing in the register of members of Rolls-Royce at the Scheme Record Time (or, in the case of joint holders, to the address of that one of the joint holders whose name stands first in the register in respect of the joint holding) or in accordance with any special instructions regarding communications received at the registered office of Rolls-Royce prior to the Scheme Record Time.

(d) If New Shares are consolidated or subdivided or if the nominal value of New Shares is reduced prior to the despatch of any certificates or the giving of any instructions in accordance with this Clause 4, the certificates or instructions shall relate to such New Shares as so consolidated, subdivided and/or reduced.

(e) None of Rolls-Royce, Rolls-Royce Group, any nominee referred to in Clause 3(b)(i), such person appointed to act under Clause 3(b)(ii) or any agent of any of them shall be responsible for any loss or delay in transmission of certificates, cheques or warrants sent in accordance with this Clause 4.

(f) All cheques and warrants shall be made payable to the holder or, in the case of joint holders, to the first-named of such holders of the Scheme Shares concerned and the encashment of any such cheque or warrant shall be a complete discharge to Rolls-Royce Group for the monies represented thereby.

(g) This Clause 4 shall be subject to any prohibition or condition imposed by law.

5. Certificates representing Scheme Shares

With effect from and including the Effective Date, all certificates representing holdings of Scheme Shares shall cease to be valid in respect of such holdings. The holders of such shares shall be bound at the request of Rolls-Royce to deliver such certificates for cancellation to Rolls-Royce or to any person appointed by Rolls-Royce to receive the same.

6. Mandated payments and other instructions

Each mandate in force at the Scheme Record Time relating to the payment of dividends on Scheme Shares and the scrip dividend alternative and each instruction then in force as to notices and other communications from Rolls-Royce shall, unless and until varied or revoked, be deemed as from the Effective Date to be a valid and effective mandate or instruction to Rolls-Royce Group in relation to the corresponding New Shares to be allotted and issued pursuant to this Scheme.

7. Effective Date

(a) This Scheme shall become effective as soon as an office copy of the Order of the Court sanctioning this Scheme under section 425 of the Companies Act 1985 shall have been duly delivered to the Registrar of Companies for registration and the minute confirming under section 137 of the Companies Act 1985 the reduction of capital provided for by this Scheme is registered by the Registrar of Companies.

(b) Unless this Scheme shall have become effective on or before 31 August 2003 or such later date, if any, as Rolls-Royce and Rolls-Royce Group may agree and the Court may allow, it shall lapse.

8. Modification

Rolls-Royce and Rolls-Royce Group may jointly consent on behalf of all persons concerned to any modification of or addition to this Scheme or to any condition which the Court may think fit to approve or impose.

Dated 11 April 2003

PART 4: NOTICE OF ANNUAL GENERAL MEETING

Rolls-Royce plc

(Registered in England No. 1003142)

Notice of Annual General Meeting

Rolls-Royce plc will hold its Annual General Meeting at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1 on Thursday May 29, 2003 at 11.00 am for the following purposes:

1 To receive the report of the directors and the audited financial statements for the year ended December 31, 2002.

2 To declare a dividend.

3 To consider and, if thought fit, to pass the following as an ordinary resolution:
That the directors be and are hereby authorised, to offer shareholders the right to elect to receive shares, credited as fully paid, instead of cash in respect of any dividend declared or paid during the period from the date of passing of this resolution to May 27, 2004, in accordance with the Articles of Association of the Company.

4 To approve the directors' remuneration report for the year ended December 31, 2002.

5 To re-elect Mr D E Baird as a director of the Company.

6 To re-elect Mr P J Byrom as a director of the Company.

7 To re-elect Mr J P Cheffins as a director of the Company.

8 To re-elect Mr C H Green as a director of the Company.

9 To re-elect Mr J M Guyette as a director of the Company.

10 To re-elect Dr M G J W Howse as a director of the Company.

11 To re-elect Lord Moore of Lower Marsh as a director of the Company.

12 To re-elect Sir Robin Nicholson as a director of the Company.

13 To re-elect Sir John Rose as a director of the Company.

14 To re-elect Mr A B Shilston as a director of the Company.

15 To re-elect Mr C G Symon as a director of the Company.

16 To re-elect Sir John Weston as a director of the Company.

17 To consider and, if thought fit, to pass the following as an ordinary resolution:
That KPMG Audit Plc be and is hereby reappointed auditors of the Company to hold office from the conclusion of this Meeting until the conclusion of the next General Meeting at which the financial statements are laid before the Company, at a remuneration to be determined by the directors.

18 To consider and, if thought fit, to pass the following as a special resolution:
That the Section 80 amount, as defined in Article 8(D), shall be £73,800,698.

19 To consider and, if thought fit, to pass the following as a special resolution:
That the Section 89 amount, as defined in Article 8(D), shall be £16,309,965.

20 To consider and, if thought fit, to pass the following as a special resolution:
That the Company be and is hereby generally and unconditionally authorised to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) of its ordinary shares of 20 pence each, subject to the following conditions:

a) the maximum number of ordinary shares authorised to be purchased is 163,099,650;

b) the minimum price (exclusive of expenses) which may be paid for an ordinary share is 20 pence (being the nominal value of an ordinary share);

c) the maximum price (exclusive of expenses) which may be paid for each ordinary share is an amount equal to 105 per cent of the average of the middle market quotations for the ordinary shares as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the share is contracted to be purchased;

d) this authority shall expire at the close of the Annual General Meeting of the Company held in 2004 or 18 months from the date of this resolution (whichever is earlier); and

e) a contract to purchase shares under this authority may be made prior to the expiry of this authority, and concluded in whole or in part after the expiry of this authority.

21 To consider and, if thought fit, to pass the following resolution as a special resolution:

That:

(A) the Scheme of Arrangement expected to be dated April 11, 2003 in its original form or with or subject to any modification, addition or condition approved or imposed by the Court (the Scheme) proposed to be made between the Company and the Scheme Shareholders (as defined in the Scheme) be approved and the directors of the Company be and are hereby authorised to take all such action as they may consider necessary or appropriate for carrying the Scheme into effect;

(B) for the purpose of giving effect to the Scheme:

a) the issued share capital of the Company be reduced by cancelling and extinguishing the Scheme Shares (as defined in the Scheme)

b) forthwith and contingently upon such reduction of capital taking effect:

i) the share capital of the Company be increased to its former amount by the creation of such number of ordinary shares of 20 pence each in the capital of the Company (New Ordinary Shares) as shall be of an aggregate nominal amount equal to the aggregate nominal amount of the Scheme Shares (as defined in the Scheme) cancelled pursuant to paragraph (a) of this Resolution 21(B); and

ii) the Company shall apply the credit arising in its books of account on such reduction of capital in paying up, in full at par, the New Ordinary Shares which shall be allotted and issued, credited as fully paid, to Rolls-Royce Group plc and/or its nominee or nominees; and

iii) the directors of the Company be and they are hereby generally and unconditionally authorised, for the purposes of Section 80 of the Companies Act 1985, to allot the New Ordinary Shares provided that (a) the maximum number of shares which may be allotted hereunder shall be 1,630,996,508, (b) this authority shall expire on December 31, 2003, and (c) this authority shall be in addition to any subsisting authority conferred on the directors of the Company pursuant to the said Section 80;

(C) the Articles of Association of the Company be amended by the adoption and inclusion of the following new Article as Article 143:

'Scheme of Arrangement

143(A) For the purpose of this Article 143, references to the Scheme are to the Scheme of Arrangement between the Company and the Scheme Shareholders expected to be dated April 11, 2003 under Section 425 of the Companies Act 1985 in its original form or with or subject to any modification, addition or condition approved or imposed by the Court. Terms defined in the Scheme shall have the same meanings in this Article.

143(B) If any Ordinary Shares in the Company are allotted and issued to any person (a new member) other than Rolls-Royce Group plc and/or its nominee or nominees after the time at which this Article becomes effective they will:

i) if allotment and issue is prior to the confirmation by the Court of the reduction of capital provided for under the Scheme, be allotted and issued subject to the terms of the Scheme and shall be Scheme Shares for the purposes thereof and the new member, and any subsequent holder other than Rolls-Royce Group plc and/or its nominee or nominees, shall be bound by the terms of the Scheme; and

ii) if allotment and issue is after the Scheme has become effective, be immediately transferred to Rolls-Royce Group plc and/or its nominee or nominees in consideration of and conditional on the issue or transfer to the new member of one New Share for each share in the Company so transferred. The New Shares issued pursuant to this Article 143(B)(ii) to the new member will be credited as fully paid and will rank equally in all respects with all New Shares in issue at the time and be subject to the Rolls-Royce Group plc Articles.

143(C) The number of New Shares to be issued or transferred to the new member under this Article 143 may be adjusted by the directors of the Company in such manner as the Company's auditors may determine on any reorganisation of or material alteration of the share capital of either the Company or of Rolls-Royce Group plc or any other return of value to holders of New Shares effected after the Effective Date, provided always that any fractions of a New Share shall be disregarded and shall be aggregated and sold for the benefit of Rolls-Royce Group plc.

143(D) In order to give effect to any such transfer required by this Article 143, the Company may appoint any person to execute and deliver a form of transfer on behalf of the new member in favour of Rolls-Royce Group plc and/or its nominee or nominees and to agree for and on behalf of the new member to become a member of Rolls-Royce Group plc. Pending the registration of Rolls-Royce Group plc as a holder of any share to be transferred pursuant to this Article 143, Rolls-Royce Group plc shall be empowered to appoint a person nominated by the directors of the Company to

act as attorney on behalf of any holder of such share in accordance with such directions as Rolls-Royce Group plc may give in relation to any dealings with or disposal of such share (or any interest therein), exercising any rights attached thereto or receiving any distribution or other benefit accruing or payable in respect thereof and any holder of such share shall exercise all rights attached thereto in accordance with the directions of Rolls-Royce Group plc but not otherwise.

143(E) The undertaking by Rolls-Royce Group plc in connection with the Scheme to issue New Shares credited as fully paid to those members who shall have elected for scrip dividends in respect of any dividend declared at the Annual General Meeting of the Company convened for May 29, 2003 (or any adjournment thereof) in respect of the year ended December 31, 2002 shall absolve the Company from any obligation pursuant to Article 122 to allot shares by way of scrip dividend in respect of such dividend so declared provided that the Scheme is sanctioned by the Court and is brought into effect.';

(D) the rules of the Rolls-Royce 1999 Executive Share Option Plan, the Rolls-Royce plc Executive Share Option Scheme, the Rolls-Royce plc Sharesave Scheme 1997, the Rolls-Royce International Sharesave Plan 1999, the Rolls-Royce Long Term Incentive Plan, the Rolls-Royce plc Employee Stock Purchase Plan and the Rolls-Royce plc Share Purchase Plan be amended in the manner described in paragraphs 13 and 14 of Part 6 of the circular to shareholders expected to be dated April 11, 2003;

(E) the Rolls-Royce Group reduction of capital (as described in Part 1 of the document containing the explanatory statement sent out with the Scheme pursuant to the provisions of Section 426 of the Companies Act 1985) be approved.

By order of the Board

Charles Blundell Company Secretary
April 3, 2003

Notes:

1 Members entitled to attend and vote at the Annual General Meeting may appoint one or more proxies to attend and, on a poll, to vote instead of them. A proxy need not be a member of the Company. Appointing a proxy will not preclude members from attending and voting at the Annual General Meeting if they later decide to do so.

2 The Company, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, specifies that only those shareholders registered in the register of members of the Company at 6.00 pm (UK time) on May 27, 2003 or, in the event that the Annual General Meeting is adjourned, registered in the register of members 48 hours before the time of any adjourned meeting(s), shall be entitled to attend or vote at the Annual General Meeting in respect of the number of ordinary shares registered in their name at that time. Changes to entries on the register of members after 6.00 pm (UK time) on May 27, 2003 shall be disregarded in determining the rights of any person to attend or vote at the Annual General Meeting.

3 A blue headed proxy form is enclosed which, to be valid, should be completed, signed and lodged (together with any power of attorney or other authority under which it is signed or a notarially certified copy of such power or authority) with the Registrar in the reply paid envelope provided, not less than 48 hours before the time of the Annual General Meeting, any adjourned meeting or the taking of a poll at which the person named in the form of proxy proposes to vote.

4 In the case of joint registered holders, the signature of one holder will be accepted and the vote of the senior who tenders a vote, whether in person or proxy, shall be accepted to the exclusion of the votes of the other joint holders. For this purpose, seniority shall be determined by the order in which the names stand on the register of members in respect of the relevant joint holding.

5 Members may inspect the register of directors' interests in shares of the Company, the directors' contracts of service, the existing and proposed revised Articles of Association of the Company, the Memorandum and Articles of Association of Rolls-Royce Group plc and rules of the share schemes and plans listed in Resolution 21(D) and the proposed revised rules of these schemes and plans. Members may do this at the Company's registered office during normal business hours and from 10.00 am on the date and at the place of the Annual General Meeting until it closes.

Notice of Annual General Meeting

Explanatory notes

The Notice of the Annual General Meeting and its explanatory notes are important and require your immediate attention. If you are in any doubt as to what action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other appropriately authorised financial adviser.

The Annual General Meeting is a meeting of shareholders which the Company holds each year. This year the directors recommend that shareholders should approve 21 resolutions.

Resolution 1: To receive the report of the directors and the audited financial statements

The directors will present to the Annual General Meeting the report of the directors and the audited financial statements for 2002.

Resolution 2: To declare a dividend

The Company paid an interim dividend on January 6, 2003. The shareholders are asked to declare a final dividend, which cannot exceed the 5.00 pence per share recommended by the directors. If approved, this final dividend will be paid on July 7, 2003 to holders of ordinary shares who were on the register of members on April 25, 2003.

Resolution 3: To renew the scrip dividend authority for one year

This is a resolution to renew, for a further year, the scrip dividend authority (which expires on May 28, 2003). This will enable the directors to offer shareholders the option of receiving their dividends in the form of shares instead of cash.

Resolution 4: To approve the directors' remuneration report

In line with best practice in corporate governance as reflected in the Directors' Remuneration Report Regulations 2002 (the Regulations), the Board has presented its directors' remuneration report to shareholders in the annual report and accounts. A summary version of the directors' remuneration report is also included in the annual review and summary financial statement.

The report, which may be found on pages 31 to 39 of the annual report and accounts and the summarised version of which may be found on pages 16 to 18 of the annual review and summary financial statement, gives details of your directors' remuneration for the year ended December 31, 2002. It also explains the Company's policy on remuneration. As required by the Regulations, the Company's auditors, KPMG Audit Plc, have audited those parts of the directors' remuneration report which the Regulations require to be audited. Their report may be found on page 74 of the annual report and accounts and on page 19 of the annual review and summary financial statement.

The Board believes strongly that its policy on executive remuneration plays a vital part in helping to achieve the Company's objectives by providing strong incentives for improved performance. Accordingly, and in compliance with the Regulations, shareholders will be invited to approve the directors' remuneration report.

Resolutions 5 to 16: To re-elect directors

The Company's Articles of Association require that one third of the directors shall retire by rotation each year and that each director be subject to re-election at intervals of not more than three years. The Articles of Association also require any director appointed by the Board to retire and seek re-election at the first Annual General Meeting following his or her appointment.

The Board has recently reviewed its policy with respect to the re-election of directors and has concluded that all directors should retire each year and be subject to re-election. In line with this approach, Resolutions 5 to 16 invite shareholders to approve the re-election of all the directors.

In the light of the Higgs report, the Board has also reviewed the independence of its non-executive directors and has confirmed that they all remain fully independent of management.

A profile of each of the directors is given on page 24 of the annual report and accounts and page 14 of the annual review and summary financial statement.

Resolution 17: Reappointment and remuneration of auditors

This is a resolution to reappoint KPMG Audit Plc as the Company's auditors and to authorise the directors to determine their remuneration.

Resolutions 18 and 19: Allotment of shares

The Company's Articles of Association authorise the directors to allot shares in accordance with the terms of Articles 8(A) to 8(D). However, it is necessary to specify in each year the maximum nominal amount of shares which

the directors are authorised to allot (the 'Section 80 amount') and the maximum nominal amount of shares which the directors are authorised to allot for cash as if the pre-emption right of shareholders did not apply (the 'Section 89 amount'). The Section 80 amount specified in Resolution 18 allows the directors to allot ordinary shares up to a nominal value of £73,800,698 representing the authorised but unissued share capital and being approximately 23 per cent of the Company's share capital in issue at March 3, 2003. The Section 89 amount specified in Resolution 19 is equal to five per cent of the Company's issued share capital at March 3, 2003.

Resolution 20: Authority to purchase own shares

The resolution gives the Company authority to buy back its own ordinary shares in the market as permitted by the Companies Act 1985.

The directors believe that, in common with many other listed companies, the Company should obtain from shareholders a general authority to make market purchases of its own ordinary shares on the London Stock Exchange. In accordance with the UK Listing Authority's requirements, the maximum price for ordinary shares purchased in the market shall not exceed an amount equal to 105 per cent of the average of the middle market quotations taken from the London Stock Exchange Daily Official List for the five business days before the announcement is made. The minimum price per ordinary share shall not be less than 20 pence, being the nominal value of an ordinary share. The number of ordinary shares which may be acquired pursuant to the authority is up to an aggregate of 163,099,650 ordinary shares, this being no more than ten per cent of the issued ordinary share capital of the Company as at March 3, 2003.

On March 3, 2003 there were options over 114,520,595 ordinary shares in the capital of the Company which represent seven per cent of the Company's issued ordinary share capital. If the authority to purchase the Company's ordinary shares were exercised in full, these options would represent 7.8 per cent of the Company's issued ordinary share capital.

The authority will be exercised only if the directors believe that to do so would result in an increase in earnings per share and would be in the interests of shareholders generally. The directors have no present intention of exercising the authority to purchase the Company's ordinary shares but will keep the matter under review.

The authority will be valid until the conclusion of the next Annual General Meeting in 2004 or 18 months from the date of the resolution, whichever is earlier.

Resolution 21: To implement the Scheme

The Company proposes to introduce a new holding company, Rolls-Royce Group plc, for the Rolls-Royce group of companies by way of a scheme of arrangement under the Companies Act 1985 (the Scheme). The background and reasons for the Scheme are set out in the Chairman's letter included in the circular to shareholders enclosed with this notice (the Circular). Resolution 21 seeks to obtain shareholder approval for certain matters in connection with the Scheme.

Paragraphs (A) and (B) of Resolution 21 are proposed to give the Rolls-Royce plc directors the necessary powers and authorities to implement the Scheme. Paragraph (C) of Resolution 21 seeks to amend the Articles of Association of Rolls-Royce plc to ensure that all shareholders will be bound by the Scheme when it becomes effective and that the new holding company can make the appropriate adjustments to the number of shares which it has to issue. Paragraph (C) reflects the fact that those shareholders who have elected to receive a scrip dividend in respect of the final dividend at the Annual General Meeting will receive their scrip dividend in the form of shares in Rolls-Royce Group plc provided that the Scheme becomes effective.

Paragraph (D) of Resolution 21 is a proposal to amend the rules of:

i) the Rolls-Royce 1999 Executive Share Option Plan, the Rolls-Royce plc Sharesave Scheme 1997, the Rolls-Royce International Sharesave Plan 1999, the Rolls-Royce Long Term Incentive Plan, the Rolls-Royce plc Employee Stock Purchase Plan and the Rolls-Royce plc SharePurchase Plan so as to enable these schemes to be operated in relation to New Shares;

ii) the Rolls-Royce plc Executive Share Option Scheme to prevent options from lapsing following approval of the reorganisation by the Court. This will enable such options to continue as options to acquire Ordinary Shares in the Company (such shares being acquired immediately on issue by Rolls-Royce Group plc under the amended Articles of Association of the Company); and

iii) the Rolls-Royce International Sharesave Plan 1999 to enable stock appreciation rights granted in relation to Ordinary Shares in the Company to be exchanged for stock appreciation rights in relation to New Shares.

Paragraph (E) of Resolution 21 is proposed to enable Rolls-Royce plc shareholders, who will become shareholders of Rolls-Royce Group plc if the Scheme becomes effective, to approve the reduction of capital of Rolls-Royce Group plc. The background and reasons for the reduction of capital are set out in Part 1 of the Circular.

Once Rolls-Royce Group plc is introduced as the new holding company of the Rolls-Royce group of companies pursuant to the Scheme, Resolutions 3, 18, 19 and 20 will be superseded by equivalent resolutions already passed at an Extraordinary General Meeting of Rolls-Royce Group plc's initial shareholders. In the event that any of Resolutions 3, 18, 19 and 20 are not approved at the Annual General Meeting, Rolls-Royce Group plc will convene a further Extraordinary General Meeting to nullify its equivalent resolutions in order to be consistent with the wishes of Rolls-Royce shareholders.

PART 5: NOTICE OF COURT MEETING

IN THE HIGH COURT OF JUSTICE
CHANCERY DIVISION
COMPANIES COURT

No. 2157 of 2003

Mr Registrar Baister

IN THE MATTER OF ROLLS-ROYCE plc
AND
IN THE MATTER OF THE COMPANIES ACT 1985

NOTICE IS HEREBY GIVEN that by an order dated the 4th day of April 2003 made in the above matters the Court has directed a meeting (the ***Court Meeting***) to be convened of the holders (the ***Ordinary Shareholders***) of ordinary shares of 20 pence each in the capital of Rolls-Royce plc (the ***Company***) for the purpose of considering and, if thought fit, approving (with or without modification) a Scheme of Arrangement proposed to be made between the Company and the holders of the Scheme Shares (as defined in the Scheme of Arrangement hereinafter mentioned) and that such meeting will be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1 on 29 May 2003 at 11.30 a.m. (or as soon thereafter as the Annual General Meeting of holders of Ordinary Shares of the Company convened for the same place and date shall have been concluded or adjourned).

A copy of the Scheme of Arrangement and the Explanatory Statement required to be furnished pursuant to section 426 of the Companies Act 1985 are incorporated in the document of which this Notice forms a part.

The Ordinary Shareholders may vote in person at the Court Meeting or they may appoint another person, whether a member of the Company or not, as their proxy to attend and vote in their stead.

A green headed form of proxy for use at the Court Meeting is enclosed herewith.

It is requested that forms of proxy be lodged with the Registrar of the Company, Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS13 8FB, no later than 11.30 a.m. on 27 May 2003 or, in the event that the Court Meeting is adjourned, 48 hours before the time fixed for any adjourned meeting but, if forms are not so lodged, they may be handed to the Registrar, Computershare Investor Services PLC, at the Court Meeting.

In the case of joint holders the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s) and for this purpose seniority will be determined by the order in which the names appear in the register of members of the Company in respect of the joint holding.

The Company, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, specifies that only those shareholders registered in the register of members of the Company as at 6.00 p.m. (UK time) on 27 May 2003 or, in the event that the Court Meeting is adjourned, in the register of members 48 hours before the time of any adjourned meeting shall be entitled to attend or vote in respect of the number of shares registered in their name at the relevant time. Changes to entries in the relevant register of members after 6.00 p.m. (UK time) on 27 May 2003 or, in the event that the Court Meeting is adjourned, less than 48 hours before the time of any adjourned meeting shall be disregarded in determining the rights of any person to attend or vote at the Court Meeting.

By the said order, the Court has appointed Euan Baird or, failing him, Sir John Rose or failing him, Lord Moore of Lower Marsh to act as chairman of the Court Meeting and has directed the chairman to report the result thereof to the Court.

The said Scheme of Arrangement will be subject to the subsequent sanction of the Court.

Dated 11 April 2003

Freshfields Bruckhaus Deringer
65 Fleet Street
London EC4Y 1HS
Solicitors for the Company

PART 6: ADDITIONAL INFORMATION

1. Description of the Group

Rolls-Royce is one of the world's foremost engineering companies, supplying power systems and services to four growth markets – civil aerospace, defence, marine and energy. With its headquarters in the UK, it is a global company investing in technology and capability that can be exploited in each of these sectors to create a competitive range of products and services. Rolls-Royce has established leading positions in each of these markets. In most sectors Rolls-Royce is one of only three companies in the world able to offer a full range of products and services with routes to market on a world-wide basis.

Rolls-Royce has made rapid and substantial gains in market share over recent years. As a result, engine deliveries have grown and the company now has some 54,000 gas turbines in service world-wide. Rolls-Royce's investments in technology, new products, capability and infrastructure to gain this market position create high barriers to entry.

Rolls-Royce has a broad customer base consisting of more than 500 airlines, 4,000 corporate and utility aircraft and helicopter operators, 160 armed forces and more than 2,000 marine customers, including 50 navies. Rolls-Royce has energy customers in nearly 120 countries.

The large installed base of engines generates an assured aftermarket demand for the provision of spare parts and services. Rolls-Royce's strategy includes the maximisation of aftermarket revenues through the development of a comprehensive services capability. Approximately 40% of turnover currently comes from aftermarket services.

In its audited financial statements for the year ended 31 December 2002, Rolls-Royce reported a consolidated profit before tax of £105 million (2001: £192 million; 2000: £166 million) on a turnover of £5,788 million (2001: £6,328 million; 2000: £5,864 million). Underlying earnings per ordinary share were 11.10p (2001: 20.20p; 2000: 19.38p), while basic earnings per ordinary share were 3.29p (2001: 6.67p; 2000: 5.07p). Total dividends paid and proposed per ordinary share were 8.18p (2001: 8.18p; 2000: 8.00p).

The order book of confirmed and announced business stands at more than £17 billion, which, together with aftermarket demand, provides visibility of future activity levels. Rolls-Royce is among the leading UK exporters with 85% of sales achieved outside the UK, to customers in some 150 countries.

Rolls-Royce considers that research and development is key to the success of the Group. It aims to maximise the benefit of this investment by creating technology and methods once, and using the results many times in the different markets. In its audited financial statements for the year ended 31 December 2002, Rolls-Royce reported net research and development expenditure of £297 million (2001: £358 million; 2000: £371 million).

Rolls-Royce keeps under review opportunities to strengthen and consolidate its core businesses through acquisitions, disposals of non-material businesses, joint ventures and co-operation with industrial partners.

2. Employees

The average weekly number of Group employees during the last three years were as follows:

	2002	**2001**	**2000**
United Kingdom	23,900	27,300	30,200
Overseas	15,300	16,000	16,400
	39,200	43,300	46,600
Civil aerospace	21,800	24,300	26,100
Defence	6,000	7,200	7,700
Marine	6,500	6,600	6,500
Energy	4,800	5,100	5,600
Financial services	100	100	100
Other	—	—	600
	39,200	43,300	46,600

3. Working capital

Rolls-Royce is of the opinion that taking into account available bank and other facilities, the Group, assuming the Scheme becomes effective, has sufficient working capital for its present requirements that is, for at least 12 months following the date of this document.

4. Rolls-Royce Directors

(a) The Board

The Directors and their principal functions are:

Euan Baird	Non-executive Chairman
Sir John Rose	Chief Executive
Lord Moore of Lower Marsh	Non-executive Deputy Chairman and Senior Independent non-executive director
Peter J Byrom	Non-executive director
John P Cheffins	Chief Operating Officer
Colin H Green	President – Defence Aerospace
James M Guyette	President and Chief Executive Officer of Rolls-Royce North America Inc.
Dr Michael G J W Howse	Director – Engineering and Technology
Sir Robin Nicholson	Non-executive director
Andrew B Shilston	Finance Director
Carl G Symon	Non-executive director
Sir John Weston	Non-executive director

all of 65 Buckingham Gate, London SW1E 6AT.

(b) Service contracts

Sir John Rose and Mr C H Green have service agreements with Rolls-Royce dated 4 December 1992 and 1 March 1991 respectively. These agreements are terminable by 24 months' written notice by Rolls-Royce and six months' written notice by the executive and were entered into prior to the policy described in section 6 of Part 5 of the Listing Particulars. Alternatively, Rolls-Royce has the discretion to terminate the service agreements by paying salary and the value of all other contractual benefits in lieu of notice or pro rata in lieu of any unexpired period of notice. With effect from 1 January 2004, the notice required to be given by the Company will reduce from 24 months to 12 months. In the event of the executives' contracts being terminated after that date by the Company other than in accordance with the contracts' terms they will be entitled to receive a liquidated sum calculated as 12 months' salary and benefits. Performance related payments are not covered in this arrangement though an annual bonus may be paid if the executive is in post at the end of the year. The executives are entitled to participate in the Rolls-Royce performance related bonus arrangements with a maximum bonus of 100 per cent. of basic salary in the case of Sir John Rose and 80 per cent. of basic salary in the case of Mr C H Green. One third of the value of any bonus is paid in the form of Rolls-Royce shares. The executives are also eligible to participate in the Executive Option Schemes and are entitled to membership of an appropriate Rolls-Royce pension scheme and life assurance benefits. They are provided with a company car (Rolls-Royce bearing maintenance and running costs) or a monthly car allowance, cover under the Rolls-Royce private health scheme (for the executive, his wife and dependant children) and financial counselling.

Mr J P Cheffins has a service agreement with Rolls-Royce dated 4 May 2001 terminable by 12 months' written notice by Rolls-Royce and six months' written notice by Mr J P Cheffins. Eligibility for performance related bonus

arrangements, executive share options, pensions and benefits are identical to those described above for Mr C H Green.

Mr A Shilston has a service agreement with Rolls-Royce dated 5 November 2002 terminable by 12 months' written notice by Rolls-Royce and 6 months' written notice by the executive. All other provisions of his agreement are identical to those described for Mr C H Green.

Mr J M Guyette has a contract, dated 27 September 1997, with Rolls-Royce North America Inc., drawn up under the laws of the State of Virginia. It is for an indefinite term and provides that on termination without cause he is entitled to one year's severance pay without mitigation and in addition appropriate relocation costs. He is entitled to participate in the Rolls-Royce performance related bonus arrangement with a maximum bonus of 80 per cent. of his salary. One-third of the value of any bonus is paid in the form of Rolls-Royce shares. He is also eligible to participate in the Executive Option Schemes and is entitled to membership of an appropriate Rolls-Royce North America pension scheme. Mr Guyette is provided with a company car (Rolls-Royce bearing the maintenance and running costs) or a monthly car allowance, housing allowance and appropriate club membership fees, cover, under Rolls-Royce North America's private health scheme (for himself, his wife and dependant children) and financial counselling.

Dr M G J W Howse has a service agreement with Rolls-Royce dated 12 October 2001 terminable by 12 months' written notice by Rolls-Royce and 12 months' written notice by Dr M G J W Howse. Eligibility for performance related bonus arrangements, executive share options, pensions and benefits are identical to those described for Mr C H Green above.

If the Scheme becomes effective, the executive Directors referred to above who are also executive directors of Rolls-Royce Group will continue to be employed by the Company on the terms as described above and no new service contract will be entered into with Rolls-Royce Group.

The non-executive directors do not have service contracts. No compensation is payable to any non-executive director if their appointment is terminated early. The following table sets out the terms of appointment for the non-executive directors (including services provided to Rolls-Royce):

	Appointment date of current 3 year term	**Expiry date of current 3 year term**
Mr D E Baird[1]	1 November 2002	31 January 2006
Mr P J Byrom	22 November 2002	21 November 2005
Lord Moore of Lower Marsh	15 January 2001	14 January 2004
Sir Robin Nicholson	1 January 2001	31 December 2003
M C G Symon	1 June 2002	31 May 2005
Sir John Weston	1 October 2001	30 September 2004

[1] Mr D E Baird served as a non-executive director of Rolls-Royce from 1 November 2002 to 31 January 2003 before his appointment as non-executive Chairman of Rolls-Royce on 1 February 2003.

If the Scheme becomes effective, letters of appointment in the same terms as the letters of appointment issued by the Company will be issued by Rolls-Royce Group (taking into account any period left to run on the appointment by the Company) to the non-executive Directors who are also non-executive directors of Rolls-Royce Group.

(c) **Remuneration**

The total aggregate of the remuneration paid and benefits in kind granted to the Directors of Rolls-Royce by any member of the Group for the financial year ended 31 December 2002 was £5.8 million.

The amounts payable to the Directors of Rolls-Royce by any member of the Group for the current financial year under the arrangements in force as at the date of this document is estimated to be £4.4 million. This estimate includes amounts arising from the Group's performance-related incentive plans. These amounts will vary, depending on the performance of the Group during 2003.

These amounts exclude the costs of the Rolls-Royce pension plans.

There is no arrangement under which a Director has agreed to waive future Rolls-Royce emoluments nor have there been any such waivers during the financial year immediately preceding the date of this document.

The emoluments receivable by the Directors will not be varied as a result of the Scheme.

5. Interests relating to securities

(a) Set out below are the beneficial interests of the Directors in Ordinary Shares. The interests are calculated as at 8 April 2003 (the latest practicable date prior to the publication of this document). In the event that the Scheme becomes effective the Directors will have the following beneficial interests in New Shares by virtue of the effect of the Scheme on their existing holdings of Ordinary Shares. The following table does not reflect the extent to which any Directors may have additional beneficial interests by virtue of their participation in the Rolls-Royce Employee Share Schemes. The interests of the Directors in this regard are set out in paragraph 5(b) of this Part 6.

Name of Director	Number of Ordinary Shares/ New Shares	% of issued Share Capital
Euan Baird	254,500	0.0156
Sir John Rose	243,226	0.0149
Lord Moore of Lower Marsh	62,382	0.0038
Peter J Byrom	134,497	0.0082
John P Cheffins	129,686	0.0079
Colin H Green	146,213	0.0090
James M Guyette	130,973	0.0080
Dr Michael G J W Howse	67,382	0.0041
Sir Robin Nicholson	17,036	0.0010
Andrew B Shilston	125,000	0.0077
Carl G Symon	5,949	0.0004
Sir John Weston	3,471	0.0002

Shares held in trust	Profit Sharing Scheme	DSP	DSIP	SIP
Sir John Rose	11,592	189,479	275,086	724
John P Cheffins	8,104	118,426	171,928	—
Colin H Green	8,984	102,186	160,467	724
James M Guyette	—	139,184	174,303	—
Dr Michael G J W Howse	4,968	82,373	—	—
Andrew B Shilston	—	—	—	290

(b) As at 8 April 2003 (the latest practicable date prior to the publication of this document) the following Directors held the following options over Ordinary Shares under the Executive Option Schemes, the 1997 Sharesave Scheme and the International Sharesave Scheme. Subject to the Scheme becoming effective, they have agreed to exchange their existing options (which remain outstanding and are capable of exercise) for replacement options over an identical number of New Shares.

		Exercise price	Exercisable dates
Sir John Rose	116,750	176p	2003-2005
	283,141	194p	2003-2010
	254,630	216p	2004-2011
	1,018,519	216p	2004-2011
	7,662	108p	2007
	638,298	188p	2005-2012
	798,702	77p	2006-2013
	3,117,702		
John P Cheffins	72,250	176p	2003-2005
	15,444	194p	2003-2010
	118,405	194p	2003-2010
	173,612	216p	2004-2011
	694,445	216p	2004-2011
	4,398	108p	2005
	398,936	188p	2005-2012
	499,189	77p	2006-2013
	1,976,679		
Colin H Green	67,250	176p	2003-2005
	4,756	205p	2005
	4,053	194p	2007
	154,441	194p	2003-2010
	162,038	216p	2004-2011
	648,149	216p	2004-2011
	551	108p	2007
	279,255	188p	2005-2012
	465,910	77p	2006-2013
	1,786,403		
James M Guyette	114,581	269p	2003-2009
	167,799	194p	2003-2010
	179,161	216p	2004-2011
	716,641	216p	2004-2011
	4,398	108p	2005
	450,140	188p	2005-2012
	506,084	77p	2006-2013
	2,138,804		
Dr Michael G J W Howse	41,250	176p	2003-2005
	15,444	194p	2003-2010
	48,392	194p	2003-2010
	3,395	194p	2003
	69,445	216p	2004-2011
	138,889	216p	2004-2011
	1,407	108p	2005
	199,468	188p	2005-2012
	517,690		
Andrew B Shilston	633,117	77p	2006-2013

(c) The interests disclosed in this paragraph 5 are based upon the interests of the Directors in the ordinary share capital of Rolls-Royce which (i) have been notified by each Director to Rolls-Royce pursuant to section 324 or section 328 of the Companies Act 1985 before 8 April 2003 (the latest practicable date prior to the issue of this document), or (ii) are required to be entered in the register referred to in section 325 of the Companies Act 1985, or (iii) are interests of a connected person (within the meaning of section 346 of the Companies Act 1985) of a Director which would, if the connected person were a Director, be required to be disclosed under (i) or (ii), and the existence of which is known to or could with reasonable diligence be ascertained by that Director.

(d) On 8 April 2003 (the latest practicable date prior to the publication of this document), Anindita Gupta, the wife of Ravi Gupta, an employee of Rothschild who is directly involved in the sponsor activities of Rothschild in relation to Rolls-Royce Group, owns the beneficial interest in 2,170 Ordinary Shares. In the event that the Scheme becomes effective, then Anindita Gupta will have an equivalent beneficial interest in New Shares. Save as disclosed in this paragraph and insofar as is known to Rolls-Royce, no director, partner or employee or spouse of such person who is directly involved in the sponsor activities of Rothschild in relation to Rolls-Royce Group has an interest in the shares of the Group.

6. Directors' interests in transactions

No Director has or has had any interest in any transactions which are or were unusual in their nature or conditions or significant to the business of the Group, and which were effected by Rolls-Royce (i) during the current or immediately preceding financial year, or (ii) during an earlier financial year and which remain in any respect outstanding or unperformed.

7. Substantial shareholdings

Insofar as is known to Rolls-Royce, on 8 April 2003 (the latest practicable date prior to the publication of this document), the following persons are directly or indirectly, interested in three per cent. or more of the share capital of Rolls-Royce:

Shareholder	% of issued share capital
BMW AG	9.78
Franklin Resources, Inc.	14.16
Legal & General Investment Management Limited	3.01
Morgan Stanley Securities Limited	3.04

8. Incorporation and activity of Rolls-Royce Group

(a) Rolls-Royce Group was incorporated and registered in England and Wales on 21 March 2003 under the Companies Act 1985 as a public company limited by shares and with registered number 4706930.

(b) The registered office of Rolls-Royce Group is 65 Buckingham Gate, London SW1E 6AT.

(c) Rolls-Royce Group has not traded since its incorporation.

(d) KPMG Audit Plc, whose address is 8 Salisbury Square, London EC4Y 8BB have been the only auditors of Rolls-Royce Group since its incorporation.

9. Share capital of Rolls-Royce Group

New Shares

(a) On incorporation, the authorised share capital of Rolls-Royce Group was £1,750,050,001 divided into 2,500,000,000 New Shares of 70 pence each, 50,000 redeemable preference shares of £1 each and the New Special Share of £1.

(b) By various special resolutions of Rolls-Royce Group proposed and passed at an extraordinary general meeting of Rolls-Royce Group on 26 March 2003, it was resolved that:

(i) subject to and conditional upon the New Shares required to be issued by Rolls-Royce Group pursuant to the Scheme having been registered in the name of the persons entitled thereto, the share capital of Rolls-Royce Group be reduced by reducing the nominal value of each unissued New Share to 20 pence;

(ii) the Section 80 amount (as defined in Article 10(d) of the Rolls-Royce Group Articles) is £73,800,698;

(iii) the Section 89 amount (as defined in Article 10(d) of the Rolls-Royce Group Articles) is £16,309,965;

(iv) Rolls-Royce Group be authorised for the period stated in the resolution to make market purchases of its ordinary shares subject to the maximum number of 163,099,650 and the minimum and maximum price which may be paid for each share as stated in the resolution; and

(v) the directors of Rolls-Royce Group be authorised to offer shareholders the right to receive shares instead of cash in respect of any dividend declared or paid during the period stated in the resolution.

Resolutions (ii) to (v) above are in line with the equivalent resolutions proposed for Rolls-Royce at the AGM.

(c) Save as disclosed in this paragraph 9, at the date of this document there has been no issue of share or loan capital of Rolls-Royce Group since its incorporation and no share or loan capital of Rolls-Royce Group is under option or agreed to be put under option.

(d) At the date of this document, Rolls-Royce Group has no subsidiaries and, accordingly there has been no material issue of share or loan capital by any subsidiary undertaking of Rolls-Royce Group for cash or other consideration.

(e) The New Shares will, when issued, be in registered form and the New Shares will be capable of being held in uncertificated form. No temporary documents of title have been or will be issued in respect of the New Shares.

(f) The New Shares have not been marketed and are not available in whole or in part to the public otherwise than pursuant to the Scheme.

(g) No commissions, discounts, brokerages or other special terms have been granted in respect of the issue of any share capital of Rolls-Royce Group.

(h) Under the Scheme,

(i) Rolls-Royce Group will issue New Shares, credited as fully paid, to the Scheme Shareholders on the following basis:

for each Scheme Share **one New Share**

(ii) Scheme ADRs (each representing the right to receive five Ordinary Shares before the Effective Date) will not be cancelled but will each represent the right to receive five New Shares from the Effective Date.

(i) As part of the arrangements for the incorporation of Rolls-Royce Group, two ordinary shares were issued to the two directors of Rolls-Royce Group at the time of incorporation who were Andrew Shilston and Charles Blundell. In addition, 50,000 £1 redeemable preference shares have been issued to Shield Trust Limited. This is to ensure that Rolls-Royce Group meets certain company law requirements for its minimum issued share capital. Such requirements will be met once ordinary shares have been issued under the Scheme. Once the Scheme has become effective, therefore, the two ordinary subscriber shares will be gifted back to Rolls-Royce Group and cancelled and the 50,000 redeemable preference shares, which will be fully paid at the time of redemption, will be redeemed.

(j) Accordingly, the proposed authorised, issued and fully paid share capital of Rolls-Royce Group as it will be following the Effective Date, and before the Rolls-Royce Group Reduction of Capital comes into effect and the gift back and cancellation of the two ordinary subscriber shares and the redemption of the 50,000 redeemable preference shares referred to in paragraph 9(i), is as follows:

	Authorised		**Issued and fully paid**	
	Number	**Nominal value**	**Number**	**Nominal value**
New Shares	2,500,000,000	£1,750,000,000	1,630,996,510	£1,141,697,557
New Special Share	1	£1	1	£1
Redeemable preference shares	50,000	£50,000	50,000	£50,000

The table set out above assumes no issues of shares by Rolls-Royce or Rolls-Royce Group after 8 April 2003 (being the latest practicable date prior to the publication of this document) other than in connection with the Scheme.

New Special Share

Immediately after the Scheme becomes effective, the Special Share will be redeemed by the Special Shareholder for £1 and the Special Shareholder will subscribe for the New Special Share in Rolls-Royce Group.

10. Directors of Rolls-Royce Group

With the exception of Andrew Shilston, who has been a director of Rolls-Royce Group since its incorporation, the Directors of Rolls-Royce as at the date of this document were all appointed to the board of Rolls-Royce Group by ordinary resolution on 26 March 2003.

Charles Blundell, who is the company secretary of the Company but not a director, was a director of Rolls-Royce Group from the date of its incorporation until his resignation on 10 April 2003.

11. Memorandum and Articles of Association of Rolls-Royce Group

Memorandum of Association

The Rolls-Royce Group Memorandum provides that its principal objects are to carry on the business of a holding company and to carry on any trade or business whatever which can in the opinion of the board, be advantageously carried on in connection with or ancillary to any of the businesses of Rolls-Royce Group and to do all such other things as may be deemed incidental or conducive to the attainment of Rolls-Royce Group's objects or any of them. The objects of Rolls-Royce Group are set out in full in Clause 4 of the Rolls-Royce Group Memorandum which is available for inspection as described in paragraph 21 below.

Articles of Association

A summary of the Rolls-Royce Group Articles is set out in Part 5 of the Listing Particulars.

12. Principal differences between the Rolls-Royce Articles and the Rolls-Royce Group Articles

As at the date of this document the Rolls-Royce Group Articles are substantially similar to the Rolls-Royce Articles. The principal differences (none of which alter the substantive rights to any material extent) relate to amendments made to clarify the rights of the Special Shareholder. These are summarised in paragraph 8 of Part 5 of the Listing Particulars in the section headed "Special Shareholder and New Special Share". There are also various minor differences which relate to amendments made to reflect current practice and to bring the Rolls-Royce Group Articles up to date.

Amendments will be made to the Rolls-Royce Articles which are consequential to the Scheme. These amendments are set out in resolution 21 in the Notice of the Annual General Meeting contained in Part 4 of this document.

A copy of the Rolls-Royce Group Articles and the Rolls-Royce Articles (as currently in force, and as they will be following the proposed amendment at the Annual General Meeting) will be available for inspection as set out in paragraph 21 below.

13. Effect of the Scheme on the Rolls-Royce Employee Share Schemes

Details of the proposals to be made to participants in the Rolls-Royce Employee Share Schemes as a result of the Scheme will be sent to participants shortly. No proposals will be made in respect of the Stock Purchase Plan, the RSP or the LTIP as there are no subsisting rights under those plans. A general summary of the proposals is set out below.

In structuring these proposals, the Remuneration Committee has, to the extent possible, sought to exercise its powers and discretions under the rules so as to prevent the Scheme from causing any early triggering of participants' rights. This is consistent with the Remuneration Committee's overall approach that the Rolls-Royce Employee Share Schemes should continue to be operated with minimum changes, in relation to New Shares. Further details of the amendments requiring shareholder approval are set out in paragraph 14 below.

(a) Sharesave Schemes

If the Scheme is sanctioned by the Court, holders of options under the Sharesave Schemes will be permitted to exchange their options over Ordinary Shares for options of equivalent value over New Shares. The new options will continue to be

subject to the rules of the relevant Sharesave Scheme and will be treated as if they had been granted on the same date as the options for which they are exchanged.

Alternatively, optionholders will be entitled to exercise their options (and acquire Ordinary Shares) within six months from the date on which the Scheme is sanctioned (where the option was granted under the 1987 Sharesave Scheme, 1997 Sharesave Scheme or the International Sharesave Scheme) or between the date the Scheme is sanctioned by the Court and the date the Scheme becomes effective (where the option was granted under the Vickers Sharesave Scheme). To the extent that holders of options granted under the Sharesave Schemes wish to exercise their options, the number of Ordinary Shares available for acquisition will be restricted to those which can be purchased with the proceeds of their savings contract at the date of exercise.

Options which are not exchanged within six months from the date on which the Scheme is sanctioned, or exercised within the periods described above, will lapse. Ordinary Shares which are issued on exercise of options after the Effective Date will be automatically acquired by Rolls-Royce Group in consideration for an issue of New Shares on the same terms as the Scheme by virtue of the proposed amendment to the Rolls-Royce Articles. The proposed amendment is set out in paragraph (C) of the resolution numbered 21 in the Notice of Annual General Meeting.

Stock appreciation rights granted under a schedule to the International Sharesave Scheme are currently automatically exercised upon the Court sanction of the Scheme. An amendment to that scheme will be made, subject to shareholder approval under paragraph (D) of the resolution numbered 21 in the Notice of Annual General Meeting, to enable stock appreciation rights granted in relation to Ordinary Shares to be exchanged for stock appreciation rights in relation to New Shares.

(b) Executive Option Schemes

If the Scheme is sanctioned by the Court, holders of options under the 1999 Executive Scheme will be able to exchange their existing options for new options over New Shares on the same terms as their existing options. In accordance with the rules of the 1999 Executive Scheme, Inland Revenue approved options (up to the £30,000 statutory limit on aggregate exercise prices) will not, following exchange, be subjected to performance conditions. However, it is a term of the option exchange offer to holders of unapproved options granted under the 1999 Executive Scheme that the performance conditions (and in the case of "supplementary options" the personal shareholding targets) will continue following any exchange. In addition, the executive directors have agreed that the performance conditions will continue to apply to their Inland Revenue approved options following exchange.

The Remuneration Committee has a discretion to allow options granted under the 1999 Executive Scheme to be exercised where (as in the case of the Scheme) the effect of a scheme of arrangement is solely to create a new holding company. The Remuneration Committee will not exercise this discretion, so that options under the 1999 Executive Scheme will not become exercisable as a result of the Scheme.

Options under the Executive Scheme are already exercisable having passed their third anniversaries of grant. The rules of the Executive Scheme currently provide that options can be exercised within six months of the date the Scheme is sanctioned by the Court, and will then lapse; there is no option exchange provision. An amendment to the rules will be made, subject to shareholder approval under paragraph (D) of the resolution numbered 21 in the Notice of Annual General Meeting and the approval of the Inland Revenue, to prevent options lapsing on the six-month date. Ordinary Shares issued to participants on exercise will be immediately acquired by Rolls-Royce Group in consideration for the issue of New Shares under the amended Rolls-Royce Articles. Options granted under the Executive Scheme will therefore continue, subject to the rules, until they are either exercised or lapse under the rules (the latest lapse date being the tenth anniversary of the date of grant).

(c) Profit Sharing Scheme and SIP

Ordinary Shares which are currently held on trust for eligible employees under the Profit Sharing Scheme and the SIP will be replaced by New Shares if the Scheme becomes effective. The trustees of the Profit Sharing Scheme and the SIP will continue to hold New Shares on behalf of the participants until the normal release dates.

(d) Deferred Share Plans

Since the purpose and effect of the Scheme is solely to create a new holding company for Rolls-Royce the Remuneration Committee has power under the rules to resolve that any awards granted under any of the Deferred Share Plans shall not

become capable of release in connection with the Scheme. The Remuneration Committee has resolved that such awards should not become capable of release and shall instead be converted into awards to acquire New Shares on terms which the Remuneration Committee reasonably considers to be equivalent to the old awards. The new awards shall continue to be capable of release in accordance with the rules of the relevant Deferred Share Plan.

The Ordinary Shares required to satisfy all outstanding awards are held in the Trust. The Scheme will result in the Trust holding New Shares in place of Ordinary Shares.

(e) Quest

The Quest holds Ordinary Shares required to satisfy options granted under the 1997 Sharesave Scheme. As a result of the Scheme these shares will be replaced by New Shares. It will not, for technical reasons, be possible to use the New Shares which will be held in the Quest following the Scheme to satisfy any exercises of options made during the six months following the date of the Court sanction of the Scheme. Accordingly, Ordinary Shares will be allotted and issued to an option holder who exercises an option in these circumstances and such shares will be immediately acquired by Rolls-Royce Group in consideration of the issue of New Shares to the option holder on the same terms as the Scheme. Such acquisition will be made pursuant to the provisions of the Rolls-Royce Articles which are proposed to be amended for this purpose. The proposed amendment is set out in paragraph (C) of the resolution numbered 21 in the Notice of Annual General Meeting.

14. Proposed amendments to certain Rolls-Royce Employee Share Schemes

Subject to shareholder approval of the resolution numbered 21 in the Notice of Annual General Meeting, and where relevant Inland Revenue approval, the terms of certain of the Rolls-Royce Employee Share Schemes (being the 1999 Executive Scheme, the 1997 Sharesave Scheme, the International Sharesave Scheme, the LTIP, the Stock Purchase Plan and the SIP) will be amended so that all references to Ordinary Shares (and other relevant references) are changed to New Shares. These amendments are designed to enable the schemes to be operated in relation to New Shares for the remainder of each scheme's life. The Remuneration Committee has concluded that this approach is preferable to setting up new schemes specifically in consequence of the introduction of Rolls-Royce Group plc as a new holding company. For certain schemes, this approach requires the approval of the Inland Revenue. Although the Company expects such approval to be granted, Rolls-Royce Group will, if such approval is not granted, establish new schemes mirroring those of the original schemes, which will be operated only for the remainder of the original scheme's life.

It is proposed that the Board make similar changes to the DSP and the RSP where shareholder approval is not required.

In addition, amendments are proposed to be made to the rules of the Executive Scheme and to the Schedule to the rules of the International Sharesave Scheme as described at paragraphs 13(a) and 13(b) above.

A summary of the Rolls-Royce Employee Share Schemes which will be operated going forward is set out in paragraph 10 of Part 5 of the Listing Particulars.

15. Material litigation

No member of the Group (including Rolls-Royce Group) is or has been engaged in any legal or arbitration proceedings which may have, or have had during the twelve months preceding the date of this document, a significant effect on the financial position of the Group (including Rolls-Royce Group), nor is Rolls-Royce aware of any such proceedings which are pending or threatened.

16. Material contracts

No material contract (not being a contract entered into in the ordinary course of business) has been entered into by any member of the Group (including Rolls-Royce Group) within the two years preceding the date of this document and no other contract (not being a contract entered into in the ordinary course of business) has been entered into by any member of the Group (including Rolls-Royce Group) which contains any provision under which any member of the Group (including Rolls-Royce Group) has any obligation or entitlement which is material to the Group (including Rolls-Royce Group) as at the date of this document.

17. Information on the Crest Settlement System

CREST, the computerised paperless system for settlement of sales and purchase of shares in the London securities markets, commenced operations in July 1996 and almost all listed companies have now joined CREST.

The Regulations provide for the transfer of shares in the UK without stock transfer forms, and the evidencing of title to shares without share certificates, through a computer-based system and procedures, defined in the Regulations as a "relevant system". CREST is the first "relevant system" and is operated by CRESTCo. The holding and transfer of New ADRs in the US, London and elsewhere will be unaffected by the Regulations and CREST.

The Rolls-Royce Group Articles contain specific provisions to enable the New Shares to be dematerialised into a relevant system, including CREST. A copy of the Rolls-Royce Group Articles is available for inspection as described in paragraph 21 below.

The board of directors of Rolls-Royce Group has resolved to enable any or all of the New Shares to join CREST and, accordingly, shareholders will be able to hold eligible shares in electronic form in an account on the CREST system or to continue to hold them in the physical form of certificates. Each shareholder will be able to choose whether or not to convert his eligible shares into uncertificated form and the Registrar will continue to register written instruments of transfer and issue share certificates in respect of New Shares held in certificated form.

It is currently anticipated that the New Shares will be eligible to join CREST with effect immediately upon admission to the Official List.

18. UK taxation

General

The following comments summarise certain UK tax implications of the Scheme. They are based on current UK tax law and the current practice of the UK Inland Revenue, both of which are subject to change, possibly with retrospective effect. The summary is intended to apply only to Rolls-Royce shareholders who are resident in the UK for UK tax purposes, who hold their shares as investments and who are the beneficial owners of those shares. The summary is not intended to apply to certain classes of shareholders such as dealers in securities, insurance companies or collective investment schemes. Any shareholders who are in any doubt as to their tax position or who are subject to tax in a jurisdiction other than the UK should consult their own tax advisers.

Taxation of capital gains

The Scheme will be a scheme of reconstruction for the purposes of UK taxation of chargeable gains. Accordingly, an Ordinary Shareholder who receives New Shares under the Scheme should be treated as not having made a disposal of his Ordinary Shares. Instead "roll-over" treatment should apply, which means that the New Shares will be treated as the same asset as the Ordinary Shares in respect of which they are issued and treated as acquired at the same time as those Ordinary Shares and for the same acquisition cost.

A subsequent disposal of New Shares may, depending on the holder's circumstances, give rise to a liability to UK taxation of chargeable gains.

For a corporate Ordinary Shareholder, indexation allowance will continue to be available in respect of the acquisition cost of the Ordinary Shares which is rolled-over into the New Shares until the New Shares are disposed of. Broadly, indexation allowance increases the acquisition cost of an asset for tax purposes in line with the rise in the retail prices index, except that indexation allowance cannot be used to create or increase a loss for tax purposes.

For an Ordinary Shareholder who is an individual and who acquired his Ordinary Shares prior to 1 April 1998, indexation allowance will be available in respect of the acquisition cost of these Ordinary Shares rolled-over into the New Shares until April 1998. No indexation allowance will be available where an individual Ordinary Shareholder acquired his Ordinary Shares after 31 March 1998. For an individual Ordinary Shareholder, what is known as "taper relief" will apply in relation to periods after 5 April 1998. This reduces the effective rate of capital gains tax on any gain on a disposal by an individual of the New Shares the longer the Ordinary Shares and then the New Shares are held after 5 April 1998, up to a maximum, generally, of 10 years. Where an individual Ordinary Shareholder held his Ordinary Shares at 17 March 1998 he will normally be treated as having held the New Shares for one extra year for the purposes of taper relief.

If an Ordinary Shareholder, alone or together with persons connected with him, holds more than 5% of the Ordinary Shares, such an Ordinary Shareholder will be eligible for the "roll-over" treatment described above only if the Scheme is effected for bona fide commercial reasons and does not form part of a scheme or arrangements of which the main purpose, or one of the main purposes, is avoidance of liability to capital gains tax or corporation tax. Clearance has been obtained from the Inland Revenue under section 138 Taxation of Chargeable Gains Act 1992 that the Inland Revenue are satisfied that the Scheme will be effected for bona fide commercial reasons and will not form part of such a scheme or arrangement.

Further information regarding certain UK taxation consequences for certain categories of UK resident shareholders of holding and disposing of the New Shares is set out in paragraph 16 of Part 5 of the Listing Particulars.

Taxation of income

The Scheme should not be treated as involving a distribution subject to UK tax as income.

Stamp duty and stamp duty reserve tax (*SDRT*)

No stamp duty or SDRT will generally be payable by Ordinary Shareholders as a result of the cancellation of Ordinary Shares and the issue of New Shares under the Scheme.

Special rules apply to New Shares that are held in or issued or transferred into a depositary clearance service and a charge to stamp duty or SDRT may arise in these circumstances. However, there should be no charge to stamp duty or SDRT on issue of New Shares to the US Depositary as replacements for the Scheme Shares held by the US Depositary pursuant to the Scheme.

A general guide to the stamp duty and SDRT treatment of the New Shares for certain categories of shareholder is set out in paragraph 16 of Part 5 of the Listing Particulars.

19. US taxation

The following is a summary based on present law of certain US federal income tax considerations relevant to either the exchange of Ordinary Shares for New Shares in the Scheme or the ownership of Rolls-Royce ADRs at the time the Scheme becomes effective. The discussion is not a complete description of all the tax considerations that may be relevant to a particular shareholder. The discussion addresses only US holders who (as defined below) hold the Ordinary Shares or Rolls-Royce ADRs as capital assets and use the US dollar as their functional currency. It does not address the tax treatment of investors subject to special rules, such as banks, dealers, traders in securities that elect mark to market treatment, insurance companies, tax-exempt entities, holders of a beneficial interest in 5% or more of Rolls-Royce's shares, persons holding the Ordinary Shares or Rolls-Royce ADRs as part of a hedge, straddle, conversion or other integrated financial transaction, and persons resident or ordinarily resident in the UK.

Each US holder is urged to consult its tax adviser about the US federal, state and local income tax consequences to it of either the exchange of Ordinary Shares for New Shares in the Scheme or the ownership of Rolls-Royce ADRs at the time the Scheme becomes effective.

As used here, "US holder" means a beneficial owner of Ordinary Shares that either exchanges Ordinary Shares for New Shares in the Scheme or owns Rolls-Royce ADRs at the time the Scheme becomes effective and is for US federal income tax purposes (i) a US citizen or resident, (ii) a corporation, partnership or other business entity organised under the laws of the United States, (iii) a trust subject to the control of a US person and the primary supervision of a US court or (iv) an estate the income of which is subject to US federal income tax regardless of its source.

The Scheme

A US holder should not recognise any gain or loss as a result of the Scheme. The US holder's basis in the New Shares received should be the same as its basis in the Ordinary Shares exchanged and its holding period with respect to the New Shares should include the holding period of the Ordinary Shares exchanged. A US holder who owns Rolls-Royce ADRs at the time the Scheme becomes effective should have the same basis in the Rolls-Royce ADRs immediately after the Scheme that it had immediately before the Scheme and its holding period with respect to the Rolls-Royce ADRs should include the period that it held the Rolls-Royce ADRs before the Effective Date.

Information reporting

Each US holder will be required to retain certain records and file with its US federal income tax return a statement setting forth certain facts relating to the Scheme.

20. Consent

Rothschild has given and not withdrawn its written consent to the issue of this document with the inclusion herein of the references to its name in the form and context in which it appears.

21. Documents available for inspection

Copies of the following documents will be available for inspection at the offices of Freshfields Bruckhaus Deringer, 65 Fleet Street, London EC4Y 1HS and at the registered office of Rolls-Royce during normal business hours on any business day from the date of this document until the Scheme is completed or lapses and will also be available for inspection at the Annual General Meeting and the Court Meeting:

(a) the Memorandum and Articles of Association of Rolls-Royce (as currently in force, and as they will be following the proposed amendment at the Annual General Meeting);

(b) the current Memorandum and Articles of Association of Rolls-Royce Group;

(c) the rules of the Executive Scheme, the Sharesave Schemes, the LTIP, the Deferred Share Plans and the Stock Purchase Plan, the trust deed and rules of the SIP and the Profit Sharing Scheme, the trust deeds of the Trust and the Quest and the rules of the Amended Rolls-Royce Employee Share Schemes;

(d) the service contracts referred to in paragraph 4(b) above;

(e) the consent letter referred to in paragraph 20 above;

(f) the audited consolidated financial statements of the Group for the two years ended 31 December 2001 and 31 December 2002; and

(g) the Listing Particulars.

PART 7: DEFINITIONS

The following definitions apply throughout this document (except in those parts of this document containing the Scheme, the Notice of the Annual General Meeting and the Notice of Court Meeting, which contain separate definitions) unless the context requires otherwise.

1987 Sharesave Scheme	the Rolls-Royce 1987 Sharesave Scheme
1997 Sharesave Scheme	the Rolls-Royce 1997 Sharesave Scheme
1999 Executive Scheme	the Rolls-Royce 1999 Executive Share Option Plan
Admission	admission of New Shares to the Official List in accordance with the Listing Rules and to trading on the London Stock Exchange's market for listed securities in accordance with the Admission and Disclosure Standards issued by the London Stock Exchange
Admission and Disclosure Standards	the requirements contained in the publication "Admission and Disclosure Standards" dated April 2002 (as amended from time to time) containing, inter alia, the admission requirements to be observed by companies seeking admission to trading on the London Stock Exchange's market for listed securities
ADRs	American Depositary Receipts
Annual General Meeting* or *AGM	the annual general meeting of Rolls-Royce convened for 29 May 2003, notice of which is set out in Part 4 of this document, and any adjournment thereof
the Board* or *the Directors	the directors of Rolls-Royce, whose names are set out on page 31 of this document
business day	a day (excluding Saturday or Sunday) on which banks generally are open for business in the City of London for the transaction of normal banking business
Companies Act 1985	the Companies Act 1985 including any statutory modification or re-enactment thereof for the time being in force
Court	the High Court of Justice of England and Wales
Court Hearing	the hearing of the petition to sanction the Scheme by the Court
Court Meeting	the meeting, notice of which is set out in Part 5 of this document, of the holders of Ordinary Shares convened by order of the Court pursuant to section 425 of the Companies Act 1985 to consider and, if thought fit, approve the Scheme, and any adjournment thereof
CREST	the system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by CRESTCo in accordance with the Regulations
CrestCo	CRESTCo Limited
Deferred Share Plans	the DSP, the DSIP and the RSP
DSIP	the Rolls-Royce Deferred Share Incentive Plan
DSP	the Rolls-Royce Deferred Share Plan

Effective Date	the date on which the Scheme becomes effective in accordance with Clause 7 of the Scheme, expected to be 23 June 2003
Exchange Act	The United States Securities Exchange Act of 1934, as amended
Executive Option Schemes	the Executive Scheme and the 1999 Executive Scheme
Executive Scheme	the Rolls-Royce Executive Share Option Scheme
FSMA 2000	Financial Services and Markets Act 2000
Group	before the Effective Date, Rolls-Royce and its subsidiary undertakings and from the Effective Date, Rolls-Royce Group and its subsidiary undertakings
holder	a registered holder and includes any person(s) entitled by transmission
in certificated form	in relation to a share or other security, a share or other security which is not in uncertificated form
International Sharesave Scheme	the Rolls-Royce International Sharesave Plan 1999
ISA	individual savings accounts
Listing Particulars	the listing particulars dated 11 April 2003 relating to Rolls-Royce Group and the New Shares, prepared in accordance with the Listing Rules
Listing Rules	the rules and regulations of the UKLA made under Part VI of FSMA 2000 as amended from time to time
London Stock Exchange	London Stock Exchange plc
LTIP	the Rolls-Royce Long-Term Incentive Plan
New Ordinary Shares	the Ordinary Shares of Rolls-Royce created following the cancellation of the Scheme Shares which shall be of an aggregate nominal amount equal to the aggregate nominal amount of the shares cancelled
New Shares	means: (i) prior to the Rolls-Royce Group Reduction of Capital, the ordinary shares of 70 pence (or such lower nominal value as the directors of Rolls-Royce Group shall decide prior to the date on which the Court is asked to sanction the Scheme) each in Rolls-Royce Group to be allotted and issued pursuant to the Scheme; and (ii) following the Rolls-Royce Group Reduction of capital becoming effective, the ordinary shares of 20 pence each in Rolls-Royce Group
New Special Share	the one special rights non-voting share of £1 in the capital of Rolls-Royce Group
Official List	the list maintained by the UKLA pursuant to Part VI of FSMA 2000
Ordinary Shareholder	a holder of Ordinary Shares
Ordinary Shares	the ordinary shares of 20 pence each in the capital of Rolls-Royce
pence* or *£	the lawful currency of the United Kingdom

PEP	personal equity plan
Profit Sharing Scheme	the Rolls-Royce Profit Sharing Scheme
Quest	the Rolls-Royce 1997 Qualifying Employee Share Trust settled under a trust deed between Rolls-Royce and Rolls-Royce Share Scheme Trustees Limited dated 15 December 1997
Regulations	the Uncertificated Securities Regulations 2001 (SI 2001/3755)
Remuneration Committee	the remuneration committee of the Board
Rolls-Royce or *the Company*	Rolls-Royce plc, a company incorporated in England and Wales with registered number 1003142
Rolls-Royce ADRs	ADRs issued by the US Depositary in respect of and representing five Ordinary Shares before the Effective Date and five New Shares from the Effective Date
Rolls-Royce Articles	Articles of Association of Rolls-Royce
Rolls-Royce Employee Share Schemes	the Deferred Share Plans, the Executive Option Schemes, the LTIP, the Sharesave Schemes, the SIP, the Stock Purchase Plan and the Profit Sharing Scheme
Rolls-Royce Group	Rolls-Royce Group plc, a company incorporated in England and Wales with registered number 4706930
Rolls-Royce Group Articles	the Articles of Association of Rolls-Royce Group
Rolls-Royce Group Memorandum	the Memorandum of Association of Rolls-Royce Group
Rolls-Royce Group Reduction of Capital	the proposed reduction of capital of Rolls-Royce Group under section 135 of the Companies Act 1985 described in Part 1 of this document
Rothschild	N M Rothschild & Sons Limited
RSP	the Rolls-Royce Restricted Share Plan
Scheme	the scheme of arrangement in its present form as set out in Part 3 of this document or with or subject to any modification, addition or condition approved or imposed by the Court
Scheme ADR	an ADR which represents Scheme Shares
Scheme Record Date	the later of 20 June 2003 and the business day immediately preceding the Effective Date
Scheme Record Time	6.00 p.m. (UK time) on the Scheme Record Date
Scheme Shareholder	a holder of Scheme Shares as appearing in the register of members of Rolls-Royce at the Scheme Record Time
Scheme Shares	means: (a) all the Ordinary Shares in issue at the date of the Scheme; (b) all (if any) additional Ordinary Shares in issue at the Scheme Voting Record Time; and

	(c) all (if any) further Ordinary Shares which may be in issue immediately prior to the confirmation by the Court of the reduction of capital provided for by Clause 1 of the Scheme in respect of which the original or any subsequent holders shall be bound by the Scheme or in respect of which the original or any subsequent holders shall have agreed in writing to be so bound
Scheme Voting Record Time	6.00 p.m. (UK time) on 27 May 2003 or, if the Court Meeting is adjourned, 48 hours before the time appointed for any adjourned Court Meeting
SEC	the US Securities and Exchange Commission
Securities Act	The United States Securities Act of 1933, as amended
SharePurchase Plan	the partnership element of the SIP
Sharesave Schemes	the 1987 Sharesave Scheme, the 1997 Sharesave Scheme, the Vickers Sharesave Scheme and the International Sharesave Scheme
SIP	the Rolls-Royce SharePurchase Plan
Special Share	the one special rights non-voting share of £1 in the capital of Rolls-Royce
Special Shareholder	the Secretary of State for Trade and Industry
Stock Purchase Plan	the Rolls-Royce Employee Stock Purchase Plan
Trust	the Rolls-Royce 2003 Employee Share Trust settled under a trust deed between Rolls-Royce and the Trustee dated 19 March 2003
Trustee	Mourant & Co. Trustees Limited
UK **or** ***United Kingdom***	the United Kingdom of Great Britain and Northern Ireland
UKLA	the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of FSMA 2000
uncertificated **or** ***in uncertificated form***	in relation to a share or other security, a share or other security title to which is recorded on the relevant register of the share or security concerned as being held in uncertificated form in CREST and title to which, by virtue of the Regulations, may be transferred by means of CREST
US, USA **or** ***United States***	the United States of America, its territories and possessions, any state in the United States of America and the District of Columbia
US Depositary	The Bank of New York, including where the context requires, its nominee
US$	United States Dollars, the lawful currency of the United States
Vickers Sharesave Scheme	the 1998 Vickers Group Savings-Related Share Option Scheme

Exhibit A

03 APR 29 AM 7:21

Exhibit A

Rolls-Royce Group plc

Incorporated in England and Wales under the Companies Act 1985 of the United Kingdom as a public company with limited liability with registered number 4706930 (the ***Company***)

A. Disclosure/Reporting Requirements in the United Kingdom

The table below summarizes disclosure and reporting requirements in the United Kingdom (i) pursuant to the laws of England and Wales; (ii) pursuant to the Listing Rules of the UK Listing Authority (UKLA Rules) and the London Stock Exchange; or (iii) for information to be distributed to holders of the Company's securities:

	Event requiring public filing or disclosure	**Period for filing or disclosure**	**Authority**
1.	Memorandum and Articles of Association.	To the Registrar of Companies on incorporation.	Companies Act 1985.
2.	Amendments to Memorandum and Articles of Association.	A printed copy of the memorandum or articles as amended to the Registrar of Companies within 15 days of the amendment taking effect.	Companies Act 1985.
3.	Annual Report.	To publish as soon as possible after the annual accounts have been approved and in any event within 6 months of the end of the financial period to which they relate.	UKLA Rules.
4.	Directors' Report, Directors' Remuneration Report, Auditors' Report and Annual Accounts.	Contained in Annual Report. To shareholders (although summary financial statements may be sent if certain procedures are followed), holders of debentures and every other person who is entitled to receive notice of general meetings, not less than 21 days before the date of the meeting at which copies of those documents are to be presented. The meeting must be held within 7 months of the end of the Company's accounting reference period.	Companies Act 1985.

Event requiring public filing or disclosure		Period for filing or disclosure	Authority
		To the Registrar of Companies within 7 months of the end of the Company's accounting reference period.	Companies Act 1985.
		To publish annual accounts as soon as possible after they have been approved and in any event within 6 months of the end of the financial period to which they relate.	UKLA Rules.
5.	Preliminary statement of annual results and dividends for the Company's fiscal year end.	Notification to a Regulatory Information Service* without delay and not later than 7.30am on the next business day after board approval and in any event in the case of a preliminary statement of annual results within 120 days of the end of the period to which it relates. *A Regulatory Information Service is any organisation through which the UKLA Rules require listed companies to disseminate price sensitive information.	UKLA Rules.
6.	Half Yearly Report.	To a Regulatory Information Service without delay and not later than 7.30am on the next business day after board approval and in any event within 90 days of the end of the period to which it relates and to holders of the Company's listed securities or published in at least one national newspaper.	UKLA Rules.
7.	Interim Accounts	To the Registrar of Companies prior to payment of any interim dividend.	Companies Act 1985

	Event requiring public filing or disclosure	Period for filing or disclosure	Authority
8.	Notices of annual and extraordinary general meetings with explanatory circulars and proxy forms.	Notices and proxy forms to shareholders, directors and auditors and notices to the UKLA at the same time they are issued (which is at least 21 clear days before Annual General Meetings or meetings where it is intended to propose a special resolution; at least 14 clear days before other General Meetings). An explanatory circular must accompany a notice of a meeting which includes any business other than ordinary business at an Annual General Meeting.	Companies Act 1985, UKLA, the Company's Articles of Association.
9.	Annual Return.	To the Registrar of Companies within 28 days of the anniversary of the Company's date of incorporation and annually thereafter within 28 days of the anniversary of the date of delivery of the previous Annual Return.	Companies Act 1985.
10.	All special and extraordinary resolutions of shareholders and resolutions to authorise the allotment of securities or the purchase by the Company of its own shares.	To the Registrar of Companies within 15 days of the passing of the resolution.	Companies Act 1985.
11.	All resolutions passed by the Company other than resolutions concerning ordinary business at an Annual General Meeting.	To the UKLA without delay after the meeting.	UKLA Rules.
12.	Notification of a resolution of the Company authorising an increase in share capital, consolidation, division, sub-division, conversion into stock, re-conversion of stock into shares, redemption or cancellation of its shares.	A notice of the increase and a printed copy of the resolution to the Registrar of Companies within 15 days of the passing of the resolution in the case of an increase in share capital; a notice in the prescribed form within one month of the passing of the resolution in all other cases.	Companies Act 1985.

Event requiring public filing or disclosure		Period for filing or disclosure	Authority
13.	Resolution to reduce share capital and Court order and minutes relating thereto.	Resolution to be filed with the Registrar of Companies within 15 days of resolution taking effect; Court order and minutes to be filed with the Registrar of Companies promptly after receipt from the Court.	Companies Act 1985.
14.	Notice of change of particulars of directors or secretary or any important change in the functions or executive responsibilities of a director.	To the Registrar of Companies (not for functions or responsibilities) within 14 days of the date of the change. To a Regulatory Information Service not later than by the end of the business day following the decision or receipt of notice about the change by the Company.	Companies Act 1985, UKLA Rules.
15.	Notice of change of registered office.	To the Registrar of Companies on occurrence.	Companies Act 1985.
16.	Change in the Company's name.	To the Registrar of Companies within 15 days of the passing of the resolution.	Companies Act 1985.
		To a Regulatory Information Service after the change takes effect.	UKLA Rules
		To the UKLA upon receipt of the revised certificate of incorporation issued by the Registrar of Companies.	UKLA Rules
17.	Notice of allotment of shares or securities.	To the Registrar of Companies within one month of the allotment.	Companies Act 1985.
18.	Notice of change of location of share register.	To the Registrar of Companies within 14 days of occurrence.	Companies Act 1985.
19.	Notification of change of accounting reference date.	To the Registrar of Companies on application but prior to the due date for filing accounts and to a Regulatory Information Service without delay.	Companies Act 1985, UKLA Rules.

Event requiring public filing or disclosure		Period for filing or disclosure	Authority
20.	Directors' service contracts.	Available for inspection at the registered office and at the place of the Annual General Meeting for at least 15 minutes prior to and during the meeting.	Companies Act 1985, UKLA Rules.
21.	Register of Members	Available for inspection at the registered office or other office of the Company or other place where the register is being maintained.	Companies Act 1985.
22.	Notification of certain security interests over assets of the Company.	To the Registrar of Companies within 21 days of creation of the security interests.	Companies Act 1985.
23.	Notification of resolutions or agreements which have been agreed to by all members of a company but which, if not so agreed to, would not have been effective for their purpose unless (as the case may be) they had been passed as special resolutions or as extraordinary resolutions.	To the Registrar of Companies within 15 days after the resolution is passed.	Companies Act 1985.
24.	Notification of resolutions or agreements which have been agreed to by all members of some class of shareholders but which, if not so agreed to, would not have been effective for their purpose, unless they had been passed by some particular majority or otherwise in some particular manner, and all resolutions or agreements which effectively bind all the members of any class of shareholders though not agreed to by all those members.	To the Registrar of Companies within 15 days after the resolution is passed.	Companies Act 1985.
25.	Notification of a resolution passed by the directors in	To the Registrar of Companies within 15 days after the	Companies Act 1985.

Event requiring public filing or disclosure		Period for filing or disclosure	Authority
	compliance with a direction by the Secretary of State to change the name of the company.	resolution is passed.	
26.	Notification of a resolution of the directors relating to the alteration of the company's memorandum of association on the company ceasing to be a public company following the acquisition of its own shares.	To the Registrar of Companies within 15 days after the resolution is passed.	Companies Act 1985.
27.	Notification of a resolution conferring, varying, revoking or renewing authority relating to the market purchase of the company's own shares.	To the Registrar of Companies within 15 days after the resolution is passed.	Companies Act 1985.
28.	Notification of a resolution for voluntary winding up passed under the Insolvency Act 1986.	To the Registrar of Companies within 15 days after the resolution is passed.	Companies Act 1985.
29.	Notification of a resolution passed by the directors of an old public company that the company should be re-registered as a public company.	To the Registrar of Companies within 15 days after the resolution is passed.	Companies Act 1985.
30.	Notification of a resolution of the directors passed pursuant to the Uncertificated Securities Regulations 1995 which allow title to a company's shares to be evidenced and transferred without written instrument.	To the Registrar of Companies within 15 days after the resolution is passed.	Companies Act 1985.
31.	Notification of a resolution of a company passed pursuant to the Uncertificated Securities Regulations 1995 which prevents or reverses a resolution of the directors	To the Registrar of Companies within 15 days after the resolution is passed.	Companies Act 1985.

Event requiring public filing or disclosure	Period for filing or disclosure	Authority
referred to in number 30 above.		
32. Notification of a Court Order sanctioning a compromise between a company and its creditors or members.	To the Registrar of Companies.	Companies Act 1985.
33. Generally, in addition to any specific requirements regarding notification otherwise contained in the Listing Rules, major new developments in the Company's sphere of activity which are not public knowledge which may, by virtue of the effect of those developments on its assets and liabilities or financial position or on the general course of its business, lead to substantial movement in the price of its listed securities (or, where the Company has debt securities listed, significantly affect its ability to meet its commitments); and any change in the Company's financial condition or in the performance of its business or in the Company's expectations of its performance which, if made public, would be likely to lead to substantial movement in the price of its listed securities.	To a Regulatory Information Service without delay.	UKLA Rules.
34. All circulars, notices, reports, announcements or other documents issued by the Company and required to be filed with the UKLA.	To the UKLA at the same time as they are issued.	UKLA Rules.
35. Announcements of Board decisions on dividends, profits and other matters	To a Regulatory Information Service without delay and not later than 7.30 a.m. on the	UKLA Rules.

Event requiring public filing or disclosure		Period for filing or disclosure	Authority
	requiring announcements.	next business day.	
36.	Any proposed alteration to capital structure including the structure of listed debt securities.	To a Regulatory Information Service without delay (except where marketing or underwriting of a new issue is in progress).	UKLA Rules.
37.	Where there are listed debt securities, new issues of debt securities and any guarantee or security in respect thereof.	To a Regulatory Information Service without delay.	UKLA Rules.
38.	Any amendments of rights attaching to any class of listed securities or any securities into which listed securities are convertible.	To a Regulatory Information Service without delay.	UKLA Rules.
39.	Any drawing or redemption of listed securities, other than purchases to meet sinking fund requirements for the current year. Prior to any drawing, the amount and date of the drawing and, in the case of a registered security, the date of entitlement. After any drawing has been made, details of the amount of the security outstanding.	To a Regulatory Information Service without delay.	UKLA Rules.
40.	Basis of allotment of listed securities offered to public for cash and of open offers to shareholders.	To a Regulatory Information Service without delay.	UKLA Rules.
41.	Any extensions of time granted for the currency of temporary documents of title.	To a Regulatory Information Service without delay.	UKLA Rules.
42.	The effect, if any, of the issues of further securities on the terms of the exercise of rights under warrants, options and convertible securities.	To a Regulatory Information Service without delay.	UKLA Rules.

Event requiring public filing or disclosure		Period for filing or disclosure	Authority
43.	The results of any issue of listed securities other than specialist securities or of a public offering of existing securities.	To a Regulatory Information Service as soon as result is known (except during underwriting).	UKLA Rules.
44.	Details of acquisition or realisations required to be disclosed pursuant to Chapters 10 and 11 of UKLA Rules.	To a Regulatory Information Service without delay as soon as possible after terms agreed.	UKLA Rules.
45.	Circulars and notices of meetings in connection with acquisitions or realisations pursuant to Chapters 10 or 11 of UKLA Rules.	Final copies to the UKLA at the time of the issue.	UKLA Rules.
46.	Listing particulars and prospectuses in respect of admission of securities to the Official List of the UKLA.	To the Registrar of Companies and the UKLA prior to or on publication.	Financial Services and Markets Act 2000, UKLA Rules.
47.	Details of the issue price and principal terms of any rights issue and the results of such an issue including details of rights not taken up.	To a Regulatory Information Service without delay.	UKLA Rules.
48.	Notification of information disclosed in accordance with the Companies Act 1985, sections 198-208 (by a person who obtains, increases or decreases an interest in the Company's shares which amounts to (with certain exceptions) 3 per cent. of the issued share capital or more), and section 212 (by a person interested in the Company's shares including particulars of a current interest and any interest held in the preceding 3 years).	To a Regulatory Information Service without delay (by the end of the business day following the receipt of the information by the Company).	UKLA Rules.
49.	Notification of a director's interest (including for these	To a Regulatory Information Service by the end of the	UKLA Rules.

	Event requiring public filing or disclosure	Period for filing or disclosure	Authority
	purposes the interests of a director's spouse and children) in the shares and debentures of the Company that are or are to be listed, disclosed in accordance with section 324 and section 328 of the Companies Act 1985.	business day following receipt by the Company of the information.	
50.	Proposal by Board for the Company to purchase its own equity shares, other than the renewal of an existing authority.	To a Regulatory Information Service without delay.	UKLA Rules.
51.	Purchase of own equity securities by or on behalf of the Company or any other member of its group.	To a Regulatory Information Service by 7.30 a.m. on the business day following calendar day of transaction.	UKLA Rules.
52.	Purchase, early redemption or cancellation by or on behalf of the Company or any other member of its group of its listed securities other than equity shares when an aggregate of 10 per cent. of the initial amount of the relevant class of securities has been purchased, redeemed or cancelled and for each 5 per cent in aggregate of the initial amount of that class acquired thereafter.	To a Regulatory Information Service by 7.30 a.m. on business day following calendar day when the threshold is reached.	UKLA Rules.
53.	Any information required to be disclosed pursuant to the City Code on Takeovers and Mergers.	To a Regulatory Information Service within the period specified under the Code.	City Code on Takeovers and Mergers.

Exhibit B

Exhibit B (ii)

MINUTES OF FIRST EGM OF GROUP

ROLLS-ROYCE GROUP plc

Minutes of an extraordinary general meeting of the Company held 26 March 2003 at 65 Buckingham Gate, London, SW1E 6AT.

PRESENT:	Andrew Shilston	(*Chairman*)
	Charles Blundell	
IN ATTENDANCE:		

NOTICE AND QUORUM

It was reported that notice of the meeting had been given to all those entitled to receive it and that the requisite majority of members had consented to the meeting being called on short notice. It was noted that a quorum was present and the meeting proceeded to business. With the consent of the members present, the notice of the meeting (the *Notice*) was taken as read.

VOTING

Ordinary Resolutions

The Chairman put to the meeting the following resolutions and, on a show of hands, declared them passed unanimously as ordinary resolutions.

1. **That** the directors of the Company be and are hereby authorised to offer shareholders the right to elect to receive shares, credited as fully paid, instead of cash in respect of any dividend declared or paid during the period from the date of passing of this resolution to 27 May 2004, in accordance with the Articles of Association of the Company.

2. **That** conditional on the scheme of arrangement under Section 425 of the Companies Act 1985 for the reduction and cancellation of the ordinary shares of Rolls-Royce plc in consideration for the issue by the Company to the holders of such shares of ordinary shares in the capital of the Company (the ***Scheme***) becoming effective, the directors of the Company be and are hereby authorised to allot shares in the Company to shareholders of Rolls-Royce plc who elect to receive shares in Rolls-Royce plc instead of cash, in respect of the whole or part of any dividend declared at the annual general meeting of Rolls-Royce plc convened for 29 May 2003 (or any adjournment thereof) in respect of the year ended 31 December 2002 and **that** for this purpose, and notwithstanding article 151 of the Company's Articles of Association (capitalisation of profits) the directors of the Company shall set aside a sum equal to the total nominal amount of the shares to be allotted from sums credited to the

Company's reserves and the directors shall apply this sum to pay up the relevant number of shares for allotment and distribution to such Rolls-Royce plc shareholders.

3. **That** Sir John Rose, having consented to act, be appointed as an additional director of the Company with effect from the end of the meeting.

4. **That** Mr. D. E. Baird, having consented to act, be appointed as an additional director of the Company with effect from the end of the meeting.

5. **That** Mr. P. J. Byrom, having consented to act, be appointed as an additional director of the Company with effect from the end of the meeting.

6. **That** Mr. J. P. Cheffins, having consented to act, be appointed as an additional director of the Company with effect from the end of the meeting.

7. **That** Mr. C. H. Green, having consented to act, be appointed as an additional director of the Company with effect from the end of the meeting.

8. **That** Mr J M Guyette, having consented to act, be appointed as an additional director of the Company with effect from the end of the meeting.

9. **That** Dr. M. G. J. W. Howse, having consented to act, be appointed as an additional director of the Company with effect from the end of the meeting.

10. **That** Lord Moore of Lower Marsh, having consented to act, be appointed as an additional director of the Company with effect from the end of the meeting.

11. **That** Sir Robin Nicholson, having consented to act, be appointed as an additional director of the Company with effect from the end of the meeting.

12. **That** Mr. C. G. Symon, having consented to act, be appointed as an additional director of the Company with effect from the end of the meeting.

13. **That** Sir John Weston, having consented to act, be appointed as an additional director of the Company with effect from the end of the meeting.

14. **That** KPMG Audit Plc be and is hereby appointed auditors of the Company to hold office from the conclusion of this Meeting until the conclusion of the next General Meeting at which financial statements of the Company are laid before the Company, at a remuneration to be determined by the directors.

Special Resolutions

The Chairman put to the meeting the following resolutions and, on a show of hands, declared them passed unanimously as special resolutions.

15. **That** the Section 80 amount, as defined in Article 10(d), shall be £73,800,698 and **that** the prescribed period, for the purposes of Article 10(d), be the period commencing on the date of this resolution and expiring on the date on which the first annual general meeting of the Company is held.

16. **That** the Section 89 amount, as defined in Article 10(d), shall be £16,309,965 and **that** the prescribed period, for the purposes of Article 10(d), be the period commencing on the date of this resolution and expiring on the date on which the first annual general meeting of the Company is held.

17. **That** conditional on the Scheme becoming effective, the share capital of the Company be reduced by decreasing the nominal value of each ordinary share from 70 pence, or such other nominal amount as may have been otherwise set as the nominal value of such ordinary shares, to 20 pence;

18. **That**, pursuant to Article 5 of the Company's Articles of Association, 50,000 £1 redeemable fixed rate preference shares in the capital of the Company be issued, such redeemable preference shares to only have the following rights attached:

(a) the redeemable preference shares shall carry no votes and a holder of a redeemable preference share shall not, by virtue of its holding of that redeemable preference share, have any right to receive notice of, attend, speak or vote at any general meeting of the Company;

(b) a holder of a redeemable preference share shall be entitled, in priority to all other classes of shares in issue from time to time, to be paid out of profits of the Company available for distribution a cumulative dividend per redeemable preference share, payable on 1st January annually, at a rate per annum equal to 2 per cent. of its paid up nominal value (pro rate temporis, in the case of a period of less than a year) but with no other right to be paid out of profits of the Company;

(c) on a winding-up or a reduction of capital involving a repayment (except on a redemption in accordance with the terms of issue of any share or on a capitalisation issue), each redeemable share shall confer on the holder of that redeemable preference share the right to repayment of the nominal amount paid up on the redeemable preference share before repayment of the capital paid up on other classes of share capital but with no other right to repayment of the nominal amount;

(d) subject to the provisions of the Companies Act 1985, a redeemable preference share shall be redeemed 100 years from its date of issue or at any time prior thereto at the option of the Company or the holder thereof. The holder of a redeemable preference share which is subject to redemption shall surrender to the Company on or before the date for redemption the certificate for such redeemable preference share in order that it may be cancelled and upon cancellation the Company shall pay to the holder the nominal value of such redeemable preference share; and

(e) a redeemable preference share redeemed pursuant to paragraph (e) of this resolution shall be cancelled and the Company shall not be entitled to re-issue the same.

19. **That**, conditional on the Scheme becoming effective and on the reduction of capital set out in resolution 17 being confirmed by the Court, the 50,000 £1 redeemable fixed rate preference shares in the capital of the Company shown in the Company's register of members as being issued to Shield Trust Limited be redeemed;

20. **That**, conditional on the Scheme *not* becoming effective, the 50,000 £1 redeemable fixed rate preference shares in the capital of the Company shown in the Company's register of members as being issued to Shield Trust Limited be redeemed and that the Company be re-registered as a private limited company;

21. **That** the Company be and is hereby generally and unconditionally authorised to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) of its ordinary shares, subject to the following conditions:

(a) the maximum number of ordinary shares authorised to be purchased is 163,099,650;

(b) the minimum price (exclusive of expenses) which may be paid for an ordinary share is 70 pence (being the nominal value of an ordinary share at the date of this Meeting) and, conditional on resolution 15 being passed and the capital of the Company being reduced in accordance with that resolution, the minimum price (exclusive of expenses) which may be paid for an ordinary share is 20 pence (being the proposed nominal value of an ordinary share after that reduction);

(c) the maximum price (exclusive of expenses) which may be paid for each ordinary share is an amount equal to 105 per cent of the average of the middle market quotations for the ordinary shares as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the share is contracted to be purchased;

(d) this authority shall expire at the close of the annual general meeting of the Company held in 2004 or 18 months from the date of this resolution (whichever is earlier); and

(e) a contract to purchase shares under this authority may be made prior to the expiry of this authority, and concluded in whole or in part after the expiry of this authority.

CLOSE OF BUSINESS

There being no further business, the meeting closed.


....

Chairman

Exhibit B (iii)



I C S A
SOFTWARE

BLUEPRINT
Company Secretary

03 APR 2003 AM 7:21

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP055

Company Number 4706930

Company Name in full ROLLS-ROYCE GROUP plc

	Day	Month	Year
Date of appointment	2 6	0 3	2 0 0 3
†Date of Birth	1 3	0 4	1 9 3 8

Appointment as director ✓ as secretary ☐ *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

Appointment form

Notes on completion appear on reverse.

NAME *Style / Title: Sir *Honours etc: KCMG

Forename(s): Philip John

Surname: WESTON

Previous Forename(s):

Previous Surname:

Usual residential address: 13 Denbigh Gardens

Post town: Richmond Postcode: TW10 6EN

County / Region: Surrey Country: England

† Nationality: British †Business occupation: non-executive director

† Other directorships (additional space overleaf): (See continuation sheet).

I consent to act as ** director / secretary of the above named company

Consent Signature [signature] **Date** 2 April 03

A director, secretary etc must sign the form below.

Signed [signature] **Date** 4/April/03.

(**~~a~~ director / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~) DEPUTY

* Voluntary details.
† Directors only.
** Please delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

THE SECRETARY
COMPANY SECRETARIAT ML-10
ROLLS-ROYCE PLC
MOOR LANE
DERBY
DE24 8BJ

COMPANIES HOUSE 05/04/03

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised July 1998

Company Number 4706930

† Directors only. † Other directorships

Current Directorships for Sir Philip John WESTON

HAKLUYT & COMPANY LIMITED

ROLLS-ROYCE plc

Past Directorships for Sir Philip John WESTON

BT GROUP plc (14-Jan-2002)

COGNITA DEVELOPMENTS LIMITED (04-Apr-2002)

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.



ICSA SOFTWARE

BLUEPRINT *Company Secretary*

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP055

Company Number: 4706930

Company Name in full: ROLLS-ROYCE GROUP plc

	Day	Month	Year
Date of appointment	26	03	2003
†Date of Birth	23	06	1944

Appointment as director ✓ as secretary ☐ *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

Appointment form

Notes on completion appear on reverse.

NAME *Style / Title:

*Honours etc: BSc FCA

Forename(s): Peter John

Surname: BYROM

Previous Forename(s):

Previous Surname:

Usual residential address: Chalton Priory

Post town: Chalton

Postcode: PO8 0BG

County / Region: Hampshire

Country: England

† Nationality: British

†Business occupation: Non-executive Director

† Other directorships (additional space overleaf): (See continuation sheet).

I consent to act as ** director / secretary of the above named company

Consent Signature: [signature]

Date: 27/03/03

A director, secretary etc must sign the form below.

Signed: [signature] Deputy

Date: 4 April 03

(**a director / secretary / ~~administrator / administrative receiver~~ / receiver ~~manager / receiver~~)

* Voluntary details.
† Directors only.
** Please delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

THE SECRETARY
COMPANY SECRETARIAT ML-10
ROLLS-ROYCE PLC
MOOR LANE
DERBY
DE24 8BJ

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised July 1998

Company Number 4706930

† Directors only. † Other directorships

Current Directorships for Peter John BYROM
DOMINO PRINTING SCIENCES plc
KANDAHAR SKI CLUB LIMITED
MOLINS PLC
ROLLS-ROYCE plc
ROOKESBURY PARK LIMITED
STOCKBRIDGE LIMITED
WILSON BOWDEN plc
Past Directorships for Peter John BYROM
CHINA INVESTMENT TRUST plc (30-May-2000)
CIT SECURITIES LIMITED (05-Aug-1998)
PETER BLACK HOLDINGS PLC (24-Mar-2001)

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.



BLUEPRINT
Company Secretary

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP055

Company Number 4706930

Company Name in full ROLLS-ROYCE GROUP plc

	Day	Month	Year
Date of appointment	2 6	0 3	2 0 0 3
†Date of Birth	1 2	0 8	1 9 3 4

Appointment as director ✓ as secretary [ ] *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

Appointment form

Notes on completion appear on reverse.

NAME *Style / Title: Sir *Honours etc: FRS FEng FICE FIMechE

Forename(s): Robin Buchanan

Surname: NICHOLSON

Previous Forename(s):

Previous Surname:

Usual residential address: Penson Farm
Diptford

Post town: Totnes Postcode: TQ9 7NN

County / Region: Devon Country: England

† Nationality: British †Business occupation: Non Executive Director

† Other directorships (additional space overleaf): (See continuation sheet).

I consent to act as ** director / secretary of the above named company

Consent Signature [signature] **Date** 27/3/03

A director, secretary etc must sign the form below.

Signed [signature] **Date** 4/april/03

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
** Please delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

THE DEPUTY SECRETARY
COMPANY SECRETARIAT ML-10
ROLLS-ROYCE PLC
MOOR LANE
DERBY
DE24 8BJ

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised July 1998

Company Number 4706930

† Other directorships

Current Directorships for Sir Robin Buchanan NICHOLSON

- BP p.l.c
- ROLLS-ROYCE plc
- UMIST VENTURES FUND MANAGEMENT LIMITED

Past Directorships for Sir Robin Buchanan NICHOLSON

- MAENPORTH ESTATE COMPANY LIMITED (05-May-1998)
- THALES OPTRONICS LIMITED (FORMERLY) PILKINGTON OPTRONICS (HOLDINGS) LIMITED (23-Dec-1998)
- THALES TRAINING AND SIMULATION LIMITED (FORMERLY) THOMPSON TRAINING & SIMULATION LIMITED (31-Mar-1999)

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.
Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.



BLUEPRINT
Company Secretary

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP055

Company Number 4706930

Company Name in full ROLLS-ROYCE GROUP plc

	Day	Month	Year
Date of appointment	26	03	2003
†Date of Birth	16	09	1937

Appointment as director ✓ as secretary [ ] *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

Appointment form

Notes on completion appear on reverse.

NAME *Style / Title: *Honours etc:

Forename(s): Dugald Euan

Surname: BAIRD

Previous Forename(s):

Previous Surname:

Usual residential address 131 East 66th Street

Post town: New York Postcode: 10021

County / Region: Country: USA

† Nationality: British †Business occupation: Non-Executive Chairman

† Other directorships (additional space overleaf): (See continuation sheet).

I consent to act as ** director / secretary of the above named company

Consent Signature [signature] **Date** 31/3/03

A director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
** Please delete as appropriate.

Signed [signature] **Date** 4 April 03

(**a ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~) Deputy

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

THE SECRETARY
COMPANY SECRETARIAT ML-10
ROLLS-ROYCE PLC
MOOR LANE
DERBY
DE24 8BJ

C

COMPANIES HOUSE 05/04/03

Form revised July 1998

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number 4706930

† Directors only. † Other directorships

Current Directorships for Dugald Euan BAIRD
ROLLS-ROYCE plc
SCOTTISH POWER plc

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.



BLUEPRINT
Company Secretary

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP055

Company Number 4706930

Company Name in full ROLLS-ROYCE GROUP plc

	Day	Month	Year
Date of appointment	26	03	2003
†Date of Birth	09	10	1952

Appointment as director ✓ as secretary [ ] *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

Appointment form

Notes on completion appear on reverse.

NAME *Style / Title: Sir *Honours etc: MA

Forename(s): John Edward Victor

Surname: ROSE

Previous Forename(s):

Previous Surname:

Usual residential address: 28 Nassau Road
Barnes

Post town: London Postcode: SW13 9QE

County / Region: Country: England

† Nationality: British †Business occupation: Chief Executive - Rolls-Royce plc

† Other directorships (additional space overleaf): (See continuation sheet).

I consent to act as ** director / secretary of the above named company

Consent Signature [signature] **Date** 27/03/03

A director, secretary etc must sign the form below.

Signed [signature] **Date** 4/April/03

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
** Please delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

THE SECRETARY
COMPANY SECRETARIAT ML-10
ROLLS-ROYCE PLC
MOOR LANE
DERBY
DE24 8BJ

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number 4706930

† Directors only. † Other directorships

Current Directorships for Sir John Edward Victor ROSE

ADVENTURE CAPITAL LIMITED

ROLLS-ROYCE plc

THE PRINCES TRUST

Past Directorships for Sir John Edward Victor ROSE

RECKITT BENCKISER plc (10-May-2001)

ROLLS-ROYCE COMMERCIAL AERO ENGINES LIMITED (28-Feb-2000)

ROLLS-ROYCE MILITARY AERO ENGINES LIMITED (28-Feb-2000)

SOCIETY OF BRITISH AEROSPACE COMPANIES LIMITED (01-Sep-2000)

THE PRINCE'S TRUST (09-Jan-2002)

THE PRINCE'S TRUST - BRO (30-Jul-2001)

THE PRINCE'S TRUST - ACTION (30-Nov-2001)

THE PRINCE'S TRUST VOLUNTEERS (30-Jul-2001)

THE PRINCE'S YOUTH BUSINESS TRUST (30-Nov-2001)

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:

- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.



ICSA SOFTWARE

BLUEPRINT
Company Secretary

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP055

Company Number 4706930

Company Name in full ROLLS-ROYCE GROUP plc

	Day	Month	Year
Date of appointment	26	03	2003
†Date of Birth	18	11	1947

Appointment as director ✓ as secretary ☐ *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

Appointment form

Notes on completion appear on reverse.

NAME *Style / Title: *Honours etc:

Forename(s): John Patrick

Surname: CHEFFINS

Previous Forename(s):

Previous Surname:

Usual residential address: Vermont, Holly Bank Road, Hook Heath

Post town: Woking Postcode: GU22 0JN

County / Region: Surrey Country: England

† Nationality: British/Canadian †Business occupation: Chief Operating Officer

† Other directorships (additional space overleaf): (See continuation sheet).

I consent to act as ** director / secretary of the above named company

Consent Signature [signature] **Date** 27/03/03

A director, secretary etc must sign the form below.

Signed [signature] **Date** 4/april/03

(**a director / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~)

- • Voluntary details.
- † Directors only.
- ** Please delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

THE SECRETARY
COMPANY SECRETARIAT ML-10
ROLLS-ROYCE PLC
MOOR LANE
DERBY
DE24 8BJ

COMPANIES HOUSE 05/04/03

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland **DX 235 Edinburgh**

Form revised July 1998

Company Number 4706930

† Directors only. † Other directorships

Current Directorships for John Patrick CHEFFINS

ALPHA LEASING LIMITED

ALPHA PARTNERS LEASING LIMITED

ROLLS-ROYCE & PARTNERS FINANCE LIMITED

ROLLS-ROYCE AND JAPANESE AERO ENGINES LIMITED

ROLLS-ROYCE GENERAL PARTNER LIMITED

ROLLS-ROYCE plc

The Society of British Aerospace Companies Limited

Past Directorships for John Patrick CHEFFINS

ROLLS-ROYCE COMMERCIAL AERO ENGINES LIMITED (28-Feb-2000)

ROLLS-ROYCE INTERNATIONAL LIMITED (27-Sep-2000)

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.



ICSA SOFTWARE

BLUEPRINT
Company Secretary

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP055

Company Number 4706930

Company Name in full ROLLS-ROYCE GROUP plc

	Day	Month	Year
Date of appointment	2 6	0 3	2 0 0 3
†Date of Birth	2 1	1 0	1 9 4 8

Appointment as director ✓ as secretary [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

Appointment form

Notes on completion appear on reverse.

NAME *Style / Title:

*Honours etc: BSc CEng FIMechE FRAeS FRSA

Forename(s): Colin Henry

Surname: GREEN

Previous Forename(s):

Previous Surname:

Usual residential address: Burden Court Cottage, Tresham

Post town: Wotton-under-Edge

Postcode: GL12 7RW

County / Region: Gloucestershire

Country: England

† Nationality: British

†Business occupation: President - Defence Aerospace, Rolls-Royce plc

† Other directorships (additional space overleaf): (See continuation sheet).


I consent to act as ** director / secretary of the above named company

Consent Signature [signature] **Date** 31/3/03

A director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
** Please delete as appropriate.

Signed [signature] **Date** 4 April 03


(**a director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

THE SECRETARY
COMPANY SECRETARIAT ML-10
ROLLS-ROYCE PLC
MOOR LANE
DERBY
DE24 8BJ

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised July 1998

Company Number 4706930

† Directors only. † Other directorships

Current Directorships for Colin Henry GREEN
BAA plc
ROLLS-ROYCE plc
SOCIETY OF BRITISH AEROSPACE COMPANIES LIMITED
UK COUNCIL FOR ELECTRONIC BUSINESS

Past Directorships for Colin Henry GREEN
ROLLS-ROYCE COMMERCIAL AERO ENGINES LIMITED (18-May-1998)
ROLLS-ROYCE MILITARY AERO ENGINES LIMITED (18-May-1998)

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.



I C S A
SOFTWARE

BLUEPRINT
Company Secretary

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP055

Company Number 4706930

Company Name in full ROLLS-ROYCE GROUP plc

	Day	Month	Year		Day	Month	Year
Date of appointment	26	03	2003	†Date of Birth	20	06	1942

Appointment as director ✓ as secretary [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

Appointment form

Notes on completion appear on reverse.

NAME *Style / Title: Dr *Honours etc:

Forename(s): Michael Gilbert James William

Surname: HOWSE

Previous Forename(s):

Previous Surname:

Usual residential address: Lower House, Quixhill Lane, Prestwood

Post town: Uttoxeter Postcode: ST14 5DD

County / Region: Staffordshire Country: England

† Nationality: British †Business occupation: Director of Engineering & Technology - Rolls-Royce plc

† Other directorships (additional space overleaf): (See continuation sheet).

I consent to act as ** director / secretary of the above named company

Consent Signature [signature] **Date** 27 March 03

A director, secretary etc must sign the form below.

Signed [signature] **Date** 4 April 03

(**a director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
** Please delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

THE SECRETARY
COMPANY SECRETARIAT ML-10
ROLLS-ROYCE PLC
MOOR LANE
DERBY
DE24 8BJ

e

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised July 1998

Company Number 4706930

† Directors only. † Other directorships

Current Directorships for Dr Michael Gilbert James William HOWSE
ROLLS-ROYCE AND JAPANESE AERO ENGINES LIMITED
ROLLS-ROYCE plc
Past Directorships for Dr Michael Gilbert James William HOWSE
ROLLS-ROYCE GENERAL PARTNER LIMITED (03-Sep-2002)

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.



BLUEPRINT
Company Secretary

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP055

Company Number 4706930

Company Name in full ROLLS-ROYCE GROUP plc

	Day	Month	Year		Day	Month	Year
Date of appointment	2 6	0 3	2 0 0 3	†Date of Birth	1 5	0 4	1 9 4 5

Appointment as director ✓ as secretary [ ] *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

Appointment form

Notes on completion appear on reverse.

NAME *Style / Title:

*Honours etc: BSc

Forename(s): James Mathew

Surname: GUYETTE

Previous Forename(s):

Previous Surname:

Usual residential address: 111 Tollgate Way

Post town: Falls Church Postcode: VA 22046

County / Region: Virginia Country: United States of America

† Nationality: Citizen of the USA †Business occupation: President & Chief Executive - Rolls-Royce North America Inc

† Other directorships (additional space overleaf): (See continuation sheet).

I consent to act as ** director / secretary of the above named company

Consent Signature [signature] **Date** 27/3/03

A director, secretary etc must sign the form below.

Signed [signature] **Date** 4/April/03

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
** Please delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

THE SECRETARY
COMPANY SECRETARIAT ML-10
ROLLS-ROYCE PLC
MOOR LANE
DERBY
DE24 8BJ

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised July 1998

Company Number 4706930

† Directors only. † Other directorships

Current Directorships for James Mathew GUYETTE

ROLLS-ROYCE plc

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.
Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.


ICSA
SOFTWARE

BLUEPRINT
Company Secretary

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP055

Company Number: 4706930

Company Name in full: ROLLS-ROYCE GROUP plc

	Day	Month	Year
Date of appointment	26	03	2003
†Date of Birth	26	11	1937

Appointment as director: ✓ as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

Appointment form

Notes on completion appear on reverse.

NAME *Style / Title: Lord

*Honours etc: PC BSc (Econ)

Forename(s):

Surname: MOORE of Lower Marsh

Previous Forename(s):

Previous Surname:

Usual residential address: 85 Church Road

Post town: Wimbledon

Postcode: SW19 5AL

County / Region: London

Country: England

† Nationality: British

†Business occupation: Director

† Other directorships (additional space overleaf): (See continuation sheet).

I consent to act as ** director / secretary of the above named company

Consent Signature [signature] **Date** Mar 29 '03

A director, secretary etc must sign the form below.

Signed [signature] **Date** 4/April/03

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver) Deputy

* Voluntary details.
† Directors only.
** Please delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

THE SECRETARY
COMPANY SECRETARIAT ML-10
ROLLS-ROYCE PLC
MOOR LANE
DERBY
DE24 8BJ

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number 4706930

† Directors only. † Other directorships

Current Directorships for Lord MOORE of Lower Marsh

ROLLS-ROYCE plc

Past Directorships for Lord MOORE of Lower Marsh

BLUE CIRCLE INDUSTRIES PLC (11-Jul-2001)

CAMELOT GROUP PLC (20-Apr-1998)

CREDIT SUISSE (UK) LIMITED (30-Sep-1998)

CREDIT SUISSE ASSET MANAGEMENT (UK) HOLDINGS LIMITED (16-Apr-2000)

CREDIT SUISSE ASSET MANAGEMENT LIMITED (16-Apr-2000)

CREDIT SUISSE INVESTMENT MANAGEMENT GROUP LIMITED (16-Apr-2000)

CREDIT SUISSE INVESTMENT MANAGEMENT LIMITED (16-Apr-2000)

THE CENTRAL EUROPEAN GROWTH FUND PLC (16-Apr-2000)

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:

- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.


Oyez

Exhibit B (iv)

Please complete in typescript, or in bold black capitals.

CHFP041

288b

Terminating appointment as director or secretary
(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 4706930

Company Name in full Rolls-Royce Group plc

	Day	Month	Year
Date of termination of appointment	10	04	2003

as director X   as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME *Style / Title: Mr   *Honours etc.:

Please insert details as previously notified to Companies House.

Forename(s): Charles Edward

Surname: Blundell

	Day	Month	Year
† Date of Birth	28	08	1951

03 APR 29 AM 7:21

A serving director, secretary etc must sign the form below.

Signed [signature]   **Date** 10/April/2003

*Voluntary details.
† Directors only.
**Delete as appropriate

(**serving director/secretary/administrator/administrative receiver/receiver manager/receiver)

Please give the name, address, telephone number, and if available, a DX number and Exchange, of the person Companies House should contact if there is any query.

FRESHFIELDS BRUCKHAUS DERINGER
65 FLEET STREET, LONDON, ENGLAND, UNITED KINGDOM
EC4Y 1HS   Tel 020 7936 4000
DX number 23   DX exchange LONDON/CHANCERY LANE

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland   **DX 235 Edinburgh**

Form revised September 1999



Exhibit B (v)

225

03 APR 29 AM 7:21

Please complete in typescript, or in bold black capitals

CHFP041

Change of accounting reference date

Company Number 4706930

Company Name in Full Rolls-Royce Group plc

	Day	Month	Year
The accounting reference period ending	3 1	0 3	2 0 0 4
is shortened/~~extended~~† so as to end on	3 1	1 2	2 0 0 3

Subsequent periods will end on the same day and month in future years.

if extending more than once in five years, please indicate in the box the number of the provision listed in note c. on which you are relying.

NOTES

You may use this form to change the accounting date relating to either the current or the immediately previous accounting period.

a. You *may not* change a period for which the accounts are already overdue.

b. You *may not* extend a period beyond 18 months unless the company is subject to an administration order.

c. You *may not* extend periods more than once in five years unless:

1. the company is subject to an administration order, or
2. you have the specific approval of the Secretary of State, (please enclose a copy), or
3. you are extending the company's accounting reference period to align with that of a parent or subsidiary undertaking established in the European Economic Area.
4. the form is being submitted by an oversea company.

CERTIFIED A TRUE AND COMPLETE COPY OF THE ORIGINAL

Freshfields Bruckhaus Deringer

FRESHFIELDS BRUCKHAUS DERINGER
65 Fleet Street
London EC4Y 1HS

Signed [signature] **Date** 26.03.03

† Please delete as appropriate

†a director / ~~secretary / administrator / administrative receiver / receiver and manager / receiver (Scotland) / person authorised on behalf of an oversea company~~

Please give the name, address, telephone number, and if available, a DX number and Exchange, for the person Companies House should contact if there is any query

FRESHFIELDS BRUCKHAUS DERINGER
65 FLEET STREET, LONDON, ENGLAND, UNITED KINGDOM
EC4Y 1HS Tel 020 7936 4000
DX number 23 DX exchange LONDON/CHANCERY LA

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB **DX 235 Edinburgh**
for companies registered in Scotland

Exhibit B (i)

CH/Accts

03 APR 29 AM 7:21


21 MAR 2003
£80 FEE PAID
COMPANIES HOUSE

4706930

No. ●

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION
OF
ROLLS-ROYCE GROUP plc

1. The Company's name is "Rolls-Royce Group plc".

2. The Company is to be a public company.

3. The registered office of the Company will be situate in England.

4. The objects for which the Company is established are:

(a) to acquire and hold interests in other companies and to enter into any arrangements with other companies which may seem to advance any interests of the Company;

(b) to co-ordinate, finance and manage all or any part of the operations of any company which is a subsidiary company of or otherwise under the control of the Company and generally to carry on the business of a holding company;

(c) to carry on through any subsidiary or associated company any activities which the Company is authorised to carry on and to make any arrangements whatsoever with such company (including any arrangements for taking the profits or bearing the losses of any such activities) as the board of directors thinks fit;

(d) to carry on all or any of the trades or businesses of, or relating to, civil aerospace in all its branches, including dealings in commercial and civil jet engines, and other apparatus, systems, products and things of any kind designed or capable of being used for or in connection with aerial transit, conveyance or communication, whether manned, unmanned, guided or otherwise, and any component or other parts thereof and accessories and fittings therefor, and all kinds of apparatus, systems, products and things capable of being used in connection therewith and the provision of repair, aftermarket and overhaul services in respect of the foregoing;

(e) to carry on all or any of the trades or businesses of, or relating to, marine transportation in all its branches, including marine propulsion, engineering and hydrodynamic expertise, project management, design and integration, ship control and instrumentation, procurement and equipment supply, installation and commissioning, integrated logistics and platform support, and to supply, provide aftermarket services in respect thereof and deal in all apparatus, systems, products and things capable of being used in connection therewith;

(f) to carry on all or any of the trades or businesses of distributed electricity generation, power generation, gas compression and oil pumping in all their respective branches and to supply, provide aftermarket services in respect thereof and deal in reciprocating and aero-derivative gas turbine generating sets, and all apparatus, systems, products and things capable of generating electricity or of being used in connection with any of the foregoing;

(g) to carry on all or any of the trades or businesses of defence manufacturers and service providers in all its branches and in particular to manufacture, sell, maintain, repair, provide aftermarket services in respect of and deal in propulsion, propelling and auxiliary machinery for fighters, trainers, transports, multi-role aircraft, helicopters, unmanned aerial vehicles, unmanned combat aerial vehicles, ships, boats and all other conveyances, and means of locomotion of all descriptions, and all apparatus, systems, products and things capable of being used in connection therewith;

(h) to carry on all or any of the trades or businesses of financial services in all its branches, including engine leasing, aircraft leasing and power project development, product sales, financing, maintenance and after sales support;

(i) to carry on research and development in connection with any of the foregoing activities; and to carry on any other activity preparatory or ancillary to such activities;

(j) to carry out such building, engineering or other operations and works, and to manufacture or deal in such goods and to acquire, hold or deal with such property, as may seem directly or indirectly to advance the interests of the Company;

(k) to carry out such other operations and to manufacture or deal with such goods and to purchase or otherwise acquire, take options over, construct, lease, hold, manage, maintain, alter, develop, exchange or deal with such property, rights or privileges (including the whole or part of the business, property or liabilities of any other person or company) as may seem to the board of directors directly or indirectly to advance the interests of the Company;

(l) to enter into such commercial or other transactions as may seem desirable for the purpose of the Company's affairs;

(m) to act as agents, brokers or trustees, and to enter into such arrangements (whether by way of amalgamation, partnership, profit sharing, union of interests, co-operation, joint venture or otherwise) with other persons or companies as may seem to the board of directors to advance the interests of the Company and to vest any property of the Company in any person or company on behalf of the Company and with or without any declaration of trust in favour of the Company;

(n) to pay or to provide or to make such arrangements for providing such gratuities, pensions, benefits, share option and acquisition schemes, loans and

other matters and to establish, support, subsidise and subscribe to any institutions, associations, clubs, schemes, funds or trusts (whether to or for the benefit of present or past directors or employees of the Company or its predecessors in business or of any company which is a subsidiary company of the Company or is allied to or associated with the Company or with any such subsidiary company or to or for or for the benefit of persons who are or were related to or connected with or dependants of any such directors or employees) as may seem to the board of directors directly or indirectly to advance the interests of the Company;

(o) to invest and deal with the moneys of the Company not immediately required in any manner and hold and deal with any investment so made;

(p) to draw, make, accept, endorse, discount, negotiate, execute and issue promissory notes, bills of exchange, bills of lading, warrants, debentures and other negotiable and transferable instruments;

(q) to apply for, purchase or otherwise acquire, protect, maintain and renew any patents, patent rights, trade marks, designs, licences and other intellectual property rights of all kinds or any secret or other information as to any invention and to use, exercise, develop or grant licences in respect of, or otherwise turn to account the property, rights or information so acquired and to experiment with any such rights which the Company may propose to acquire;

(r) to apply for, promote and obtain any Act of Parliament, charter, privilege, concession, licence or authorisation of any government, state or municipality, or any other department or authority, or enter into arrangements with any such body, for enabling the Company to carry any of its objects into effect or for extending any of the powers of the Company or for effecting any modification of the constitution of the Company or for any other purpose which may seem to the board of directors to be expedient, and to oppose any proceedings or applications which may seem calculated directly or indirectly to prejudice the interests of the Company;

(s) to sell, lease, dispose of, grant rights over or otherwise deal with the whole or any part of the undertaking, property or assets of the Company on such terms as the board of directors may decide, and to distribute any property or assets of the Company of whatever kind in specie among the members of the Company;

(t) to pay for any rights or property acquired by the Company and to remunerate any person or company, whether by cash payment or by the allotment of shares, debentures or other securities of the Company credited as paid up in full or in part, or by any other method the board of directors thinks fit;

(u) to establish or promote companies and to place or guarantee the placing of, underwrite, subscribe for or otherwise acquire, hold, dispose of and deal with, and guarantee the payment of interest, dividends and capital on all or any of the shares, debentures, debenture stock or other securities or obligations of any company or association and to pay or provide for brokerage, commission and

underwriting in respect of any such issue on such terms as the board of directors may decide;

(v) to raise or borrow money in such manner as the board of directors thinks fit and to receive deposits and to mortgage, charge, pledge or give liens or other security over the whole or any part of the Company's undertaking, property and assets (whether present or future), including its uncalled capital, for such purposes and in such circumstances and on such terms and conditions as the board of directors thinks fit;

(w) to lend or advance money and to give credit and to enter (whether gratuitously or otherwise) into guarantees or indemnities of all kinds, and whether secured or unsecured, whether in respect of its own obligations or those of some other person or company, in such circumstances and on such terms and conditions as the board of directors thinks fit;

(x) to pay or agree to pay all or any of the promotion, formation and registration expenses of the Company;

(y) to contribute to any public, general, charitable, benevolent or useful object, to which it may seem to be in the interest of the Company or its members to contribute;

(z) to do all or any of the things stated in this Clause 4 whether as principal, agent or trustee or otherwise and either alone or jointly with others and either by or through agents, subcontractors, trustees or otherwise; and

(aa) to do all such other things as may be considered to further the interests of the Company or be incidental or conducive to the above objects or any of them.

And it is hereby declared (a) that the word "***company***" in this Clause, except where used in reference to the Company, shall be deemed to include any partnership or other body of persons, whether corporate or unincorporate and whether domiciled in the United Kingdom or elsewhere, and (b) that, except where the context expressly so requires, none of the several paragraphs of this Clause, or the objects therein specified, or the powers thereby conferred shall be limited by, or be deemed merely subsidiary or auxiliary to, any other paragraph of this Clause, or the objects in such other paragraph specified, or the powers thereby conferred.

5. The liability of the members is limited.

6. The Company's authorised share capital is £1,750,050,001 divided into 2,500,000,000 ordinary shares of 70 pence each, 50,000 redeemable preference shares of £1 each and one special rights non-voting share of £1.

We, the several persons whose Names, Addresses and Descriptions are subscribed, are desirous of being formed into a Company in pursuance of this Memorandum of Association and we respectively agree to take the number of shares in the Capital of the Company set opposite our respective names.

Names, Addresses and Descriptions of Subscribers	Number of shares taken by each subscriber
Andrew Shilston Finance Director 65 Buckingham Gate London SW1E 6AT 	One ordinary share of 70 pence each
Charles Blundell Company Secretary 65 Buckingham Gate London SW1E 6AT 	One ordinary share of 70 pence each

DATED the 21st day of March 2003

Witness to the above signatures:



BRIAN BAKER
SOLICITOR
65 BUCKINGHAM GATE
LONDON SW1E 6AT

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

OF

ROLLS-ROYCE GROUP plc

PRELIMINARY

1. The regulations in Table A as in force at the date of the incorporation of the Company shall not apply to the Company.

2. In the Articles (if not inconsistent with the subject or context and save as expressly provided herein) the words and expressions set out in the first column below shall bear the meanings set opposite to them respectively:

the Act the Companies Act 1985 including any statutory modification or re-enactment thereof for the time being in force;

the Acts the Act and every other statute or subordinate legislation within the meaning of the Interpretation Act 1978 for the time being in force concerning companies and affecting the Company (including, without limitation, the Regulations);

address in relation to electronic communications, includes any number or address used for the purposes of such communications;

Articles these Articles of Association (as from time to time altered by special resolution);

Auditors the auditors for the time being of the Company;

certificated share a share of the Company which is not an uncertificated share and references to a share being in certificated form shall be construed accordingly;

clear days in relation to the period of a notice, means that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect;

corporation includes corporation sole;

director a director of the Company;

directors the directors or any of them acting as the board of directors of the Company;

executed includes any mode of execution;

holder in relation to shares, means the member whose name is entered in the Register as the holder of the shares;

in writing written or produced by any substitute for writing or partly one and partly another;

member a member of the Company;

Memorandum the memorandum of association of the Company as amended from time to time;

month calendar month;

Office the registered office of the Company for the time being;

Official List the Official List of the UK Listing Authority;

paid paid or credited as paid;

recognised person a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange, each of which terms has the meaning given to it by section 185(4) of the Act;

Register either or both of the issuer register of members and the Operator register of members of the Company;

Regulations the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755) including any modification thereof or any regulations in substitution therefor made under Section 207 of the Companies Act 1989 for the time being in force;

relevant system the computer-based system, and procedures, which enable title to units of a security to be evidenced and transferred without a written instrument, and which facilitate supplementary and incidental matters in accordance with the Regulations;

Seal the common seal of the Company;

secretary the secretary of the Company or any other person appointed to perform the duties of the secretary of the Company, including a joint, assistant or deputy secretary;

Securities Seal an official seal kept by the Company pursuant to Section 40 of the Act;

Special Share the one special rights non-voting share of £1 in the capital of the Company;

Special Shareholder the registered holder for the time being of the Special Share;

Subsidiary Undertaking the meaning set out in section 258 of the Act;

Transfer Office the place where the Register is situate for the time being;

uncertificated share (subject to Regulation 42(11)(a) of the Regulations) a share of the Company title to which is recorded on the Operator register of members of the Company and which may, by virtue of the Regulations, be transferred by means of a relevant system to which Article 12(a) applies and references to a share being held in uncertificated form shall be construed accordingly;

United Kingdom (except for the purposes of Article 53) Great Britain and Northern Ireland;

year calendar year.

The expressions ***debenture*** and ***debenture holder*** shall respectively include debenture stock and debenture stockholder.

References to a ***document*** include, unless the context otherwise requires, references to an electronic communication.

References to an ***electronic communication*** mean, unless the contrary is stated, an electronic communication (as defined in the Act) comprising writing.

References to a document being ***executed*** include references to its being executed under hand or under seal or, in the case of an electronic communication, by electronic signature.

References to an ***instrument*** mean, unless the contrary is stated, a written document having tangible form and not comprised in an electronic communication (as defined in the Act).

References to a notice or other document being ***sent*** or ***given*** to or by a person mean such notice or other document, or a copy of such notice or other document, being sent, given, delivered, issued or made available to or by, or served on or by, or deposited with or by that person by any method authorised by these Articles, and ***sending*** and ***giving*** shall be construed accordingly.

References to ***writing*** mean the representation or reproduction of words, symbols or other information in a visible form by any method or combination of methods, whether comprised in an electronic communication (as defined in the Act) or otherwise, and ***written*** shall be construed accordingly.

In the Articles any reference to any statutory provision or enactment shall include any statutory modification or re-enactment thereof.

Words denoting the singular shall include the plural and vice versa. Words denoting the masculine shall include the feminine. Words denoting persons shall include corporations.

A special or extraordinary resolution shall be effective for any purpose for which an ordinary resolution is expressed to be required under any provision of the Articles. Where for any purpose an extraordinary resolution is required, a special resolution shall also be effective.

Unless the context otherwise requires, words or expressions contained in the Articles bear the same meaning as in the Companies Act 1985 but excluding any statutory modification thereof not in force when the Articles become binding on the Company.

Words or expressions contained in these Articles which are not defined in Article 2 but are defined in the Regulations have the same meaning as in the Regulations (but excluding any modification of the Regulations not in force at the date of adoption of these Articles) unless inconsistent with the subject or context.

In these Articles, (a) powers of delegation shall not be restrictively construed but the widest interpretation shall be given to them; (b) the word ***directors*** in the context of the exercise of any power contained in these Articles includes any committee consisting of one or more directors, any director holding executive office and any agent of the Company, to which or, as the case may be, to whom the power in question has been delegated; (c) no power of delegation shall be limited by the existence or, except where expressly provided by the terms of delegation, the exercise of that or any other power of delegation; and (d) except where expressly provided by the terms of delegation, the delegation of a power shall not exclude the concurrent exercise of that power by any other body or person who is for the time being authorised to exercise it under these Articles or under another delegation of the power.

SHARE CAPITAL

3. The authorised share capital of the Company at the effective date of adoption of the Articles is £1,750,050,001 divided into 2,500,000,000 ordinary shares of 70 pence each, 50,000 redeemable preference shares of £1 each (such redeemable preference shares carrying the rights as set out in the special resolution pursuant to which such shares are issued) and one Special Share of £1.

4. (a) Whenever the share capital of the Company is divided into different classes of shares, the special rights attached to any class may (other than rights attaching to the Special Share which may only be removed, amended or altered with the consent in writing of the Special Shareholder), subject to the provisions of the Acts, be varied or abrogated either with the consent in writing of the holders of three-fourths in nominal value of the issued shares of the class or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of the shares of the class (but not otherwise) and may be so varied or abrogated whilst the Company is a going concern or during or in contemplation of a winding-up. To every such separate general meeting all the provisions of the Articles relating to general meetings of the Company and to

the proceedings thereat shall mutatis mutandis apply, except that the quorum shall be two persons at least holding or representing by proxy one-third in nominal value of the issued shares of the class (but so that if at any adjourned meeting a quorum as above defined is not present, any one holder of shares of the class present in person or by proxy shall be a quorum) and that any holder of shares of the class present in person or by proxy may demand a poll and that every such holder shall on a poll have one vote for every share of the class held by him. The foregoing provisions of this Article shall apply to the variation or abrogation of the special rights attached to some only of the shares of any class as if each group of shares of the class differently treated formed a separate class the special rights whereof are to be varied.

(b) The special rights attached to any class of shares (other than the Special Share) shall not, unless otherwise expressly provided by the terms of issue thereof, be deemed to be varied by the creation or issue of further shares ranking as regards participation in the profits or assets of the Company in some or all respects pari passu therewith but in no respect in priority thereto.

5. Subject to the provisions of the Acts and without prejudice to any rights attached to any existing shares, any share may be issued with such rights or restrictions as the Company may by ordinary resolution determine. Subject as aforesaid and to any resolution of the Company in general meeting, all unissued shares for the time being in the capital of the Company shall be at the disposal of the directors who may allot (with or without conferring a right of renunciation), grant options over or otherwise dispose of them to such persons, on such terms and at such times as they shall think fit.

6. Subject to the provisions of the Acts, shares may be issued which are to be redeemed or are to be liable to be redeemed at the option of the Company or the holder on such terms and in such manner as the Company before the issue of the shares may by special resolution determine.

7. (a) Subject to the provisions of the Regulations, the directors may permit the holding of shares in any class of shares in uncertificated form and the transfer of title to shares in that class by means of a relevant system and may determine that any class of shares shall cease to be a participating security.

(b) Shares in the capital of the Company that fall within a certain class shall not form a separate class of shares from other shares in that class because any share in that class:

(i) is held in uncertificated form; or

(ii) is permitted in accordance with the Regulations to become a participating security.

(c) Where any class of shares is a participating security and the Company is entitled under any provision of the Acts, the Regulations or these Articles to sell, transfer or otherwise dispose of, forfeit, re-allot, accept the surrender of or

otherwise enforce a lien over a share held in uncertificated form, the Company shall be entitled, subject to the provisions of the Acts, the Regulations, these Articles and the facilities and requirements of the relevant system:

(d) to require the holder of that uncertificated share by notice to change that share into certificated form within the period specified in the notice and to hold that share in certificated form so long as required by the Company;

(e) to require the holder of that uncertificated share by notice to give any instructions necessary to transfer title to that share by means of the relevant system within the period specified in the notice;

(f) to require the holder of that uncertificated share by notice to give any person to take any step, including without limitation the giving of any instructions by means of the relevant system, necessary to transfer that share within the period specified in the notice;

(g) to require the Operator to convert that uncertificated share into certificated form in accordance with Regulation 32(2)(c) of the Regulations; and

(h) to take any action that the board considers appropriate to achieve the sale, transfer, disposal, forfeiture, re-allotment or surrender of that share or otherwise to enforce a lien in respect of that share.

8. The Company may exercise the powers of paying commissions conferred by the Acts. Subject to the provision of the Acts, any such commission may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one way and partly in the other.

9. Except as required by law or pursuant to the provisions of Article 53, no person shall be recognised by the Company as holding any share upon any trust and (except as otherwise provided by the Articles or by law) the Company shall not be bound by or recognise any interest in any share except an absolute right to the entirety thereof in the holder.

10. (a) The directors have general and unconditional authority to exercise all the powers of the Company to allot relevant securities up to an aggregate nominal amount equal to the section 80 amount, for each prescribed period.

(b) The directors are empowered for each prescribed period to allot equity securities for cash pursuant to the authority conferred by Article 10(a) as if section 89(1) of the Act did not apply to any such allotment, provided that its power shall be limited to:

(i) the allotment of equity securities in connection with a pre-emptive issue; and

(ii) the allotment (otherwise than pursuant to Article 10(b)(i)) of equity securities up to an aggregate nominal amount equal to the section 89 amount.

(c) Before the expiry of a prescribed period the Company may make an offer or agreement which would or might require equity securities or other relevant securities to be allotted after such expiry. The directors may allot equity securities or other relevant securities in pursuance of that offer or agreement as if the prescribed period during which that offer or agreement was made had not expired.

(d) In this Article 10(d) and Articles 10(a), 10(b) and 10(c):

pre-emptive issue means an offer of equity securities to ordinary shareholders or any invitation to ordinary shareholders to apply to subscribe for equity securities and, if in accordance with their rights the directors so determine, holders of other equity securities of any class (whether by way of rights issue, open offer or otherwise) where the equity securities respectively attributable to the interests of ordinary shareholders or holders of other equity securities, if applicable, are proportionate (as nearly as practicable) to the respective numbers of ordinary shares or other equity securities, as the case may be, held by them, but subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements or any legal, regulatory or practical problems under the laws or regulations of any overseas territory or the requirements of any regulatory body or stock exchange;

prescribed period means (a) the period commencing on the date of an annual general meeting at which an ordinary or special resolution stating the section 80 amount and/or a special resolution stating the section 89 amount is passed and expiring on the date on which the next following annual general meeting is held; or (b) any other period specified in any ordinary or special resolution stating the section 80 amount and/or in any special resolution stating the section 89 amount;

section 80 amount means, for any prescribed period, the amount stated in the relevant ordinary or special resolution; and

section 89 amount means, for any prescribed period, the amount stated in the relevant special resolution.

THE SPECIAL SHARE

11. (a) The Special Share may only be issued to, held by and transferred to the Secretary of State for Trade and Industry, a Minister of the Crown or any person acting on behalf of the Crown.

(b) Notwithstanding any provision in the Articles to the contrary, each of the following matters shall be deemed to be a variation of the rights attaching to the Special Share and shall accordingly only be effective with the consent in writing of the Special Shareholder:

(i) the amendment, or removal, or alteration of the effect of all or any of the following Articles or, where specified, parts of the following Articles:

(A) Article 2;

(B) the words in the first set of brackets in Article 4(a) and the words in brackets in Article 4(b);

(C) this Article 11;

(D) Article 53;

(E) Articles 78(b), (c) and (d);

(F) the fourth sentence of Article 97 so far as it imposes requirements on the number of British citizens (as defined in Article 98) on a committee established pursuant to that Article;

(G) Article 98;

(H) Article 108;

(I) Article 119;

(J) the words in the first set of brackets in Article 123;

(K) Article 170(b); and

(ii) a proposal for the voluntary winding-up or dissolution of the Company.

(c) Notwithstanding any provision of these Articles to the contrary, the directors shall not exercise their powers to make any disposal, or propose any resolution to the Company in general meeting to approve any disposal, and the directors shall exercise their powers in relation to any member of the Group to ensure (to the extent that, by the exercise of such powers, they can so ensure) that no member of the Group shall make any disposal which, alone or when aggregated with any other disposal or disposals forming part of, or connected with, the same or a connected transaction, constitutes a disposal of the whole or a material part of either (a) the assets of the Nuclear Business or (b) the assets of the Group as a whole, without, in any such case, the prior consent in writing of the Special Shareholder, provided that nothing in this Article shall restrict the power of the directors to make, or suffer or permit any member of the Group to make, or to propose any disposal of any part of the assets of the Group to any member of the Group.

(d) For the purposes of this Article:

(i) ***assets of the Group*** means shares or other ownership interests in any member of the Group held by the Company or any other member of the

Group and the assets for the time being held by any member of the Group including the assets of the Nuclear Business;

(ii) ***the Nuclear Business*** means the business of the Group in designing, developing, manufacturing and selling nuclear propulsion units or nuclear cores for use in nuclear propulsion units (being in each case for use, or capable of use, in the propulsion of submarine vessels) or procurement for or support services in connection with such nuclear propulsion units or nuclear cores; and ***the assets of the Nuclear Business*** means those assets wholly or substantially employed by the Group in the Nuclear Business and shall include the shares or other ownership interests held by any member of the Group in any subsidiary which for the time being carries on the Nuclear Business;

(iii) ***the Group*** means the Company, its subsidiaries and any other person, firm, body, partnership or association (together a "firm") over which the Company and its subsidiaries for the time being have control by virtue of the ownership of shares or other proprietary interests;

(iv) a part of the assets of the Nuclear Business or of the Group as a whole (as the case may be) shall be ***material*** if (and only if):

(A) its net asset value as attributable to the Company (calculated by reference to the then latest published audited consolidated accounts of the Group), or the aggregate value of the total consideration to be received on its disposal, is not less than twenty-five per cent. of the net asset value attributable to the Company of the Nuclear Business or of the Group as a whole (as the case may be) prior to such disposal as shown by reference to such accounts; or

(B) its average profits as attributable to the Company are not less than twenty-five per cent. of the average profits attributable to the Company of the Nuclear Business or of the Group as a whole (as the case may be) prior to such disposal and for the purposes of this Article the expression ***average profits*** shall mean the average of the profits before taxation, excluding interest payable and similar charges and extraordinary items, for the last three financial periods for which audited consolidated accounts of the Group have been published, calculated by reference to such accounts;

provided that, where the effect of its disposal is that the Company ceases to control by virtue of the ownership of shares or other proprietary interests any corporation or firm which is engaged in the Nuclear Business, the net asset value or average profits (as the case may be) attributable to the Company in respect of the part disposed of shall be deemed to be the net asset value or average profits (as the case

may be) of the relevant corporation or firm as attributable to the whole of the Company's interest therein prior to such disposal (irrespective of whether or not any part of that interest is retained); and

(v) the net asset value of the Nuclear Business or of the Group as a whole, the net asset value attributable to the Company of any part of the assets of the Nuclear Business or of the Group as a whole, the average profits attributable to any assets of the Nuclear Business or of the Group and the value of any consideration shall, in each case, be conclusively determined (at the request of the Special Shareholder) by the Auditors and be subject to such adjustment as the Auditors consider appropriate.

(e) The expression ***disposal*** for the purposes of this Article shall be deemed to include any reduction in the Group's percentage interest in any corporation or firm (being a corporation or firm which is controlled by the Company by virtue of the ownership of shares or other proprietary interests) where such reduction results from the issue of shares or other proprietary interests therein to any person other than a member of the Group or from any other arrangement or transaction not otherwise covered by the preceding provisions of this Article 11, provided that:

(i) no such disposal shall in any event be treated as material unless the Company thereby ceases to control the corporation or firm concerned, and the Company shall be deemed to cease to control the corporation or firm concerned if, by reason of the issue of shares or other proprietary interests therein and the making of other arrangements in connection therewith, the corporation or firm concerned becomes a subsidiary undertaking (as that expression is defined in section 258 of the Act) of some person other than a member of the Group; and

(ii) in applying the provisions of sub-paragraph (d)(iv) of this Article to determine whether any disposal of the nature referred to in this paragraph (e) is material, the net asset value or average profits (as the case may be) attributable to the Company in respect of the part disposed of shall be deemed to be:

(A) in any case where the corporation or firm concerned is engaged in the Nuclear Business, the net asset value or average profits (as the case may be) of the relevant corporation or firm as attributable to the whole of the Company's interest therein prior to such disposal (irrespective of whether or not any part of that interest is retained); and

(B) in any other case, the difference between the net asset value or average profits (as the case may be) of the relevant corporation or firm as attributable to the Company's interest therein prior to such disposal and those so attributable after such disposal.

(f) The Special Shareholder shall be entitled to receive notice of and to attend and speak at any general meeting or any meeting of any class of shareholders of the Company but the Special Share shall carry no right to vote nor any other rights at any such meeting.

(g) In a distribution of capital in a winding-up of the Company, the Special Shareholder shall be entitled to repayment of the capital paid up on the Special Share in priority to any repayment of capital to any other member. The Special Share shall confer no other right to participate in the capital or profits of the Company.

(h) The Special Shareholder may, subject to the provisions of the Act, require the Company to redeem the Special Share at par at any time by serving written notice upon the Company and delivering the relevant share certificate.

SHARE CERTIFICATES

12. (a) Unless otherwise determined by the directors and permitted by the Regulations, no person shall be entitled to receive a certificate in respect of any share for so long as the title to that share is evidenced otherwise than by a certificate and for so long as transfers of that share may be made otherwise than by a written instrument by virtue of the Regulations. The directors shall have power to implement any arrangements they may, in their absolute discretion, think fit in relation to the evidencing of title to and transfer of an uncertificated share (subject always to the Regulations and the facilities and requirements of the relevant system concerned).

(b) Conversion of a certificated share into an uncertificated share, and vice versa, may be made in such manner as the directors may, in their absolute discretion, think fit (subject always to the Regulations and the facilities and requirements of the relevant system concerned).

(c) The Company shall enter on the Register how many shares are held by each member in uncertificated form and in certificated form and shall maintain the Register in each case as required by the Regulations and the relevant system concerned. Unless the directors otherwise determine, holdings of the same holder or joint holders in certificated form and uncertificated form shall be treated as separate holdings.

(d) A class of share shall not be treated as two classes by virtue only of that class comprising both certificated shares and uncertificated shares or as a result of any provision of these Articles or the Regulations which apply only in respect of certificated or uncertificated shares.

(e) The provisions of Article 13 shall not apply to uncertificated shares.

13. Subject to Article 12, every member upon becoming the holder of a certificated share (except a recognised person in respect of whom the Company is not required by law to complete and have ready for delivery a certificate), shall be entitled

without payment to one certificate for all the certificated shares of each class held by him (and, upon transferring a part of his holding of certificated shares of any class, to a certificate for the balance of such holding of certificated shares). That member may elect to receive one or more additional certificates for any of his certificated shares upon payment, for every certificate after the first, of such reasonable sum as the directors may determine from time to time. Every certificate shall be sealed with the Seal or the Securities Seal or in the case of a share on a branch register, an official seal for use in the relevant territory or in accordance with Article 133 and shall specify the number, class and distinguishing numbers (if any) of the shares to which it relates and the amount or respective amounts paid up thereon. The Company shall not be bound to issue more than one certificate for certificated shares held jointly by several persons and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them. Unless the directors otherwise determine, no definitive certificate shall be issued in respect of shares held by a recognised person.

14. If a share certificate is defaced, worn-out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and payment of any exceptional out-of-pocket expenses reasonably incurred by the Company in investigating evidence and preparing the requisite form of indemnity as the directors may determine, but otherwise free of charge, and (in the case of defacement or wearing-out) on delivery up of the old certificate.

LIEN

15. The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys (whether presently payable or not) payable at a fixed time or called in respect of that share. The directors may at any time (generally or in a particular case) waive any lien or declare any share to be wholly or in part exempt from the provisions of this Article. The Company's lien on a share shall extend to any amount (including, without limitation, dividends) payable in respect of it.

16. The Company may sell in such manner as the directors determine any shares on which the Company has a lien if a sum in respect of which the lien exists is presently payable and is not paid within fourteen clear days after notice has been given to the holder of the share or to the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the shares may be sold.

17. To give effect to a sale the directors may, if the share is a certificated share, authorise any person to execute an instrument of transfer in respect of the shares sold to, or in accordance with the directions of, the purchaser. If the share is an uncertificated share, the directors may exercise any of the Company's powers under Article 7(c) to effect the sale of the share to, or in accordance with the directions of the purchaser. The purchaser shall not be bound to see the application of the purchase money and his title to the shares shall not be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

18. The net proceeds of the sale, after payment of the costs, shall be applied in payment of so much of the sum for which the lien exists as is presently payable, and any residue shall (if the share sold is a certificated share, upon surrender to the Company for cancellation of the certificate for the shares sold and, whether the share sold is a certificated or uncertificated share, subject to a like lien for any moneys not presently payable as existed upon the shares before the sale) be paid to the person entitled to the shares at the date of the sale.

CALLS ON SHARES AND FORFEITURE

19. Subject to the terms of allotment, the directors may make calls upon the members in respect of any moneys unpaid on their shares (whether in respect of nominal value or premium) and each member shall (subject to receiving at least fourteen clear days' notice specifying when and where payment is to be made) pay to the Company as required by the notice the amount called on his shares. A call may be required to be paid by instalments. A call may, before receipt by the Company of any sum due thereunder, be revoked in whole or part and payment of a call may be postponed in whole or part. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect whereof the call was made.

20. A call shall be deemed to have been made at the time when the resolution of the directors authorising the call was passed.

21. The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof.

22. If a call or any instalment of a call remains unpaid in whole or in part after it has become due and payable, the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid. Interest shall be paid at the rate fixed by the terms of allotment of the share or in the notice of the call or, if no rate is fixed, the rate determined by the directors not exceeding 15 per cent. per annum or, if higher, the appropriate rate (as defined by the Act) but the directors may in respect of any individual member waive payment of such interest wholly or in part.

23. An amount payable in respect of a share on allotment or at any fixed date, whether in respect of nominal value or premium or as an instalment of a call, shall be deemed to be a call duly made and notified and payable on the date so fixed or in accordance with the terms of the allotment. If it is not paid the provisions of the Articles shall apply as if that amount had become due and payable by virtue of a call duly made and notified.

24. Subject to the terms of allotment, the directors may make arrangements on the issue of shares for a difference between the allottees or holders in the amounts and times of payment of calls on their shares.

25. The directors may, if they think fit, receive from any member willing to advance the same all or any part of the moneys (whether on account of the nominal

value of the shares or by way of premium) uncalled and unpaid upon the shares held by him and such payment in advance of calls shall extinguish pro tanto the liability upon the shares in respect of which it is made and upon the money so received (until and to the extent that the same would but for such advance become payable) the Company may pay interest at such rate (not exceeding 12 per cent. per annum) as the member paying such sum and the directors agree upon.

26. If a call or any instalment of a call remains unpaid in whole or in part after it has become due and payable, the directors may give to the person from whom it is due not less than fourteen clear days' notice requiring payment of the amount unpaid together with any interest which may have accrued and any costs, charges and expenses incurred by the Company by reason of such non-payment. The notice shall name the place where payment is to be made and shall state that if the notice is not complied with the shares in respect of which the call was made will be liable to be forfeited.

27. If the notice is not complied with, any share in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the directors and the forfeiture shall include all dividends or other moneys payable in respect of the forfeited shares and not paid before the forfeiture. Where any share has been forfeited, notice of the forfeiture shall be served upon the person who was before the forfeiture the holder of the share. Where the forfeited share is held in certificated form, an entry of such notice showing that notice has been given, that the share has been forfeited and the date thereof shall forthwith be made in the Register opposite the entry of the share; but no forfeiture shall be invalidated by any omission or neglect to give such notice or to make such entries.

28. Subject to the provisions of the Acts, a forfeited share shall be deemed to belong to the Company and may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the directors determine either to the person who was before the forfeiture the holder or to any other person and at any time before sale, re-allotment or other disposition, the forfeiture may be cancelled on such terms as the directors think fit. Where for the purposes of its disposal a forfeited share is to be transferred to any person the directors may, in respect of certificated shares, authorise some person to execute an instrument of transfer of the share. Where for the purposes of its disposal a forfeited share held in uncertificated form is to be transferred to any person the board may exercise any of the Company's powers under Article 7(c). The Company may receive the consideration given for the share on its disposal and may register the transferee as holder of the share.

29. A person, any of whose shares have been forfeited, shall cease to be a member in respect of them and, in the case of certificated shares, shall surrender to the Company for cancellation the certificate for the shares forfeited but shall remain liable to the Company for all moneys which at the date of forfeiture were presently payable by him to the Company in respect of those shares with interest at the rate at which interest was payable on those moneys before the forfeiture or, if no interest was so payable, at the rate determined by the directors, not exceeding 15 per cent. per annum or, if higher, the appropriate rate (as defined in the Act) from the date of forfeiture

until payment but the directors may waive payment wholly or in part or enforce payment without any allowance for the value of the shares at the time of forfeiture or for any consideration received on their disposal.

30. The board may accept the surrender of any share which it is in a position to forfeit upon such terms and conditions as may be agreed and, subject to any such terms and conditions, a surrendered share shall be treated as if it had been forfeited.

31. The forfeiture of a share shall involve the extinction at the time of forfeiture of all interest in and any claim or demand against the Company in respect of the share and all other rights and liabilities incidental to the share as between the person whose share is forfeited and the Company, except only such of those rights and liabilities as are by these Articles expressly saved, or as are by the Acts given or imposed in the case of past members.

32. A statutory declaration by a director or the secretary that a share has been forfeited or surrendered on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share and the declaration shall (subject to the execution of an instrument of transfer or transfer by means of the relevant system, as the case may be, if necessary) constitute a good title to the share and the person to whom the share is disposed of shall not be bound to see to the application of the consideration, if any, nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings in reference to the forfeiture surrender, sale, re-allotment or disposal of the share.

TRANSFER OF SHARES

33. All transfers of uncertificated shares shall be made in accordance with and be subject to the provisions of the Regulations and the facilities and requirements of the relevant system and, subject thereto, in accordance with any arrangements made by the directors pursuant to Article 12(a).

34. The instrument of transfer of a certificated share may be in any usual form or in any other form which the directors may approve. An instrument of transfer shall be executed by or on behalf of the transferor and, unless the share is fully paid, by or on behalf of the transferee. An instrument of transfer need not be under seal.

35. Without prejudice to the provisions of Article 53, the directors may, in their absolute discretion and without giving any reason, refuse to register the transfer of a share (whether a certificated share or an uncertificated share), which is not fully paid to a person of whom they do not approve and they may refuse to register the transfer of a share on which the Company has a lien (whether a certificated share or an uncertificated share), provided that such refusal does not prevent dealings in the share from taking place on an open and proper basis.

36. The directors may refuse to register a transfer of any shares (whether in certificated form or uncertificated form and whether fully paid or not):

(a) to an entity which is not a natural or legal person;

(b) to a minor; or

(c) to be held jointly by more than four persons.

The directors may also refuse to register a transfer of uncertificated shares in such other circumstances (if any) as may be permitted by the Regulations and the requirements of the relevant system concerned.

37. In relation to a certificated share, the directors may decline to register a transfer unless the instrument of transfer:

(a) is lodged, duly stamped (if stampable), at the Transfer Office or at such other place as the directors may appoint and is accompanied by the certificate for the shares to which it relates and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer. In the case of a transfer by a recognised person the lodgement of share certificates will only be necessary if, and to the extent that, certificates have been issued in respect of the shares in question; and

(b) is in respect of only one class of shares.

38. If the directors refuse to register a transfer of a share, whether pursuant to the provisions of Articles 36 to 38 inclusive or Article 53, they shall, in the case of certificated shares, within two months after the date on which the transfer was lodged with the Company send to the transferee notice of the refusal or, in respect of uncertificated shares, notify such person as may be required by the Regulations and requirements of the relevant system concerned.

39. The registration of transfers of shares or of transfers of any class of shares may be suspended (to the extent the same is consistent with the Acts) at such times and for such periods (not exceeding thirty days in any year) as the directors may determine, except that the directors may not suspend the registration of transfers of any participating security without the consent of the Operator of the relevant system.

40. No fee shall be charged for the registration of any instrument of transfer or other document or instruction relating to or affecting the title to any share.

41. The Company shall be entitled to retain any instrument of transfer which is registered, but any instrument of transfer which the directors refuse to register shall be returned to the person lodging it when notice of the refusal is given.

42. (a) The Company shall be entitled to destroy any instrument of transfer (which phrase, together with references to documents, shall for the purposes of this Article 42(a) include electronically generated or stored communications in relation to the transfer of uncertificated shares and any electronic or tangible copies of the same) which has been registered at any time after the expiration of six years from the date on which it is registered and any dividend or scrip dividend mandate and notification of change of address at any time after the expiration of two years from the date on which it is recorded and any share

certificate which has been cancelled at any time after the expiration of one year from the date on which it is cancelled. It shall conclusively be presumed in favour of the Company that every entry in the Register purporting to have been made on the basis of an instrument of transfer or other documents so destroyed was duly and properly made and every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered and every share certificate so destroyed was a valid and effective certificate duly and properly cancelled and every other document hereinbefore mentioned so destroyed was a valid and effective document in accordance with the particulars in the books or records of the Company. Provided always that:

(i) this Article shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties thereto) to which the document might be relevant;

(ii) nothing in this Article shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than as aforesaid or in any other circumstances which would not attach to the Company in the absence of this Article;

(iii) references in this Article to instruments of transfer shall include, in relation to uncertificated shares, instructions and/or notifications made in accordance with the relevant system concerned relating to the transfer of such shares;

(iv) references in this Article to the destruction of any document include references to the disposal of it in any manner; and

(v) in relation to uncertificated shares, the provisions of this Article shall apply only to the extent the same are consistent with the Regulations.

(b) Any document referred to in paragraph (a) above may be destroyed earlier than the relevant date authorised by that paragraph, provided that a permanent record of the document is made, which record is not destroyed before that date.

UNTRACED SHAREHOLDERS

43. (a) The Company shall be entitled to sell at the best price reasonably obtainable the shares of a member or the shares to which a person is entitled by virtue of transmission on death or bankruptcy if and provided that:

(i) during the period of twelve years prior to the date of the publication of the advertisements referred to in paragraph (ii) below (or, if published on different dates, the first thereof) at least three warrants and cheques in respect of the dividend on the shares in question sent in the manner authorised by the Articles have remained uncashed;

(ii) the Company shall on expiry of the said period of twelve years have inserted advertisements, both in one leading national daily newspaper in the United Kingdom and in a newspaper circulating in the area in which the last known address of the member or the address at which service of notices may be effected in the manner authorised by these Articles is located, giving notice of its intention to sell the said shares;

(iii) during the said period of twelve years and the period of three months following the publication of the said advertisements the Company shall have received indication neither of the whereabouts nor of the existence of such member or person; and

(iv) notice shall have been given to the relevant listing authority before the publication of the advertisements of its intention to make such sale.

(b) To give effect to any such sale the Company may appoint any person to execute as transferor an instrument of transfer of the said shares or to make any arrangement for the transfer of uncertificated shares in accordance with the Regulations and such instrument of transfer or such arrangement shall be as effective as if it had been executed or made by the registered holder of or person entitled by transmission to such shares and the title of the transferee shall not be affected by any irregularity or invalidity in the proceedings relating thereto. The net proceeds of sale shall belong to the Company which shall be obliged to account to the former member or other person previously entitled as aforesaid for an amount equal to such proceeds and shall enter the name of such former member or other person in the books of the Company as a creditor for such amount. No trust shall be created in respect of the debt, no interest shall be payable in respect of the same and the Company shall not be required to account for any money earned on the net proceeds, which may be employed in the business of the Company or invested in such investments (other than shares of the Company or its holding company if any) as the directors may from time to time think fit.

TRANSMISSION OF SHARES

44. If a member dies, the survivor or survivors where he was a joint holder, and his personal representatives where he was a sole holder or the only survivor of joint holders, shall be the only persons recognised by the Company as having any title to his interest; but nothing herein contained shall release the estate of a deceased member from any liability in respect of any share which had been jointly held by him.

45. A person becoming entitled to a share in consequence of the death or bankruptcy or mental disorder of a member may, upon such evidence being produced as the directors may properly require, elect either to become the holder of the share or to have some person nominated by him registered as the transferee. If he elects to become the holder, he shall give notice to the Company to that effect. If he elects to have another person registered and the share is a certificated share, he shall execute an instrument of transfer of the share to that person. If he elects to have himself or

another person registered and the share is an uncertificated share, he shall take any action the directors may require (including, without limitation, the execution of any document and the giving of any instruction by means of a relevant system) to enable himself or that person to be registered as the holder of the share. All the Articles relating to the transfer of shares shall apply to the notice or instrument of transfer as if it were an instrument of transfer executed by the member and the death or bankruptcy of the member had not occurred.

46. The directors may at any time send a notice requiring any person becoming entitled to a share in consequence of the death or bankruptcy or mental disorder of a member, to elect either to be registered himself or to transfer the share. If the notice is not complied with within 60 days, the directors may after the expiry of that period withhold payment of all dividends or other moneys payable in respect of the share until the requirements of the notice have been complied with.

47. A person becoming entitled to a share in consequence of the death or bankruptcy or mental disorder of a member or otherwise by operation of law shall, upon such evidence being produced as the directors may properly require as to his entitlement and subject to the requirements of Article 45, have the rights to which he would be entitled if he were the holder of the share, subject to Article 141 and may give a discharge for all dividends and other moneys payable in respect of the share, except that he shall not, before being registered as the holder of the share, be entitled in respect of it to receive notice of or to attend or vote at any meeting of the Company or to receive notice of, or to attend or vote at, any separate meeting of the holders of any class of shares in the Company. Provided always that the directors may at any time give notice requiring any such person to elect either to be registered himself or to transfer the share, and if the notice is not complied with within ninety days the directors may thereafter withhold payment of all dividends, bonuses or other moneys payable in respect of the share until the requirements of the notice have been complied with.

ALTERATION OF SHARE CAPITAL

48. The Company may by ordinary resolution:

(a) increase its share capital by new shares of such amount as the resolution prescribes;

(b) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(c) subject to the provisions of the Acts, sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the Memorandum and the resolution may determine that, as between the shares resulting from the sub-division, any of them may have any preference or advantage as compared with the others; and

(d) cancel shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

49. All shares created by ordinary resolution pursuant to Article 48 shall be:

(a) subject to all the provisions of these Articles, including without limitation provisions relating to payment of calls, lien, forfeiture, transfer and transmission; and

(b) unclassified, unless otherwise provided by these Articles, by the resolution creating the shares or by the terms of allotment of the shares.

50. Whenever as a result of a consolidation or sub-division any members would become entitled to fractions of a share, the directors may, on behalf of those members, settle the matter in any manner they deem fit and in particular, without limitation, the directors may sell the shares representing the fractions for the best price reasonably obtainable to any person (including, subject to the provisions of the Act, the Company) and distribute the net proceeds of sale in due proportion among those members. Where the shares to be sold are in a certificated form the directors may authorise any person to execute an instrument of transfer of the shares to, or in accordance with the directions of, the purchaser . Where the shares to be sold are held in uncertificated form, the board may do all acts and things it considers necessary or expedient to effect the transfer of the shares to, or in accordance with the directions of, the purchaser. The purchaser shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

51. Subject to the provisions of the Acts, the Company may by special resolution reduce its share capital, any capital redemption reserve and any share premium account in any way.

PURCHASE OF OWN SHARES

52. Subject to and in accordance with the provisions of the Acts and without prejudice to any relevant special rights attached to any class of shares, the Company may purchase its own shares of any class (including any redeemable shares) in any way and at any price (whether at par or above or below par). No purchase by the Company of its own shares shall take place unless it has been sanctioned by an extraordinary resolution passed at a separate class meeting of the holders of each class of shares (if any) in issue convertible into equity share capital of the Company.

UNITED KINGDOM CONTROL

53.

Purpose of this Article

(a) It is a cardinal principle that the Company should be and remain under United Kingdom control. The purpose of this Article is to support this principle by imposing a limit on the percentage of the issued share capital of the Company in which a Foreign Person may be interested.

Definitions

(b) In this Article:

Clearing House means a recognised clearing house or a nominee of such a clearing house or of a recognised investment exchange (in each case as defined in the Financial Services and Markets Act 2000) or a pooled nominee service provided by an operator of any relevant system;

Corporation under Foreign Control means any corporation (other than a Foreign Corporation):

(a) of which one third or more of the directors (or persons occupying the position of directors by whatever name called) are Foreign Individuals or Foreign Corporations or are accustomed to act in accordance with the suggestions, instructions or directions of Foreign Individuals or Foreign Corporations; and

(b) of which shares carrying more than 30 per cent. of the votes which are ordinarily eligible to be cast on a poll at general meetings of the corporation are for the time being held by Foreign Individuals or Foreign Corporations;

Depositary means a person who issues depositary receipts or other securities which evidence the deposit of Shares or the right to receive or to call for the delivery of Shares or a custodian or nominee appointed by or with the approval of any such person in connection with any such securities or any clearing agent for such securities;

ESOP means any arrangement approved by the directors for the benefit of employees or officers (or former employees or officers) of the Company, the Company's subsidiaries or any associated undertakings or of their wives, husbands, widows, widowers or children or step-children under the age of 18;

Foreign Corporation means:

(a) any corporation other than a corporation which is incorporated under the laws of any part of and which has its principal place of business and central management and control in the United Kingdom;

(b) a government or government department or government agency or body other than of the United Kingdom or any part thereof; and

(c) any municipal, local, statutory or other authority or any undertaking or body established in any country other than the United Kingdom;

Foreign-held Share means any Share in which a Foreign Person is interested;

Foreign Individual means any individual who is not a British citizen, a British Dependent Territories citizen or a British Overseas citizen by virtue of the British Nationality Act 1981;

Foreign Person means a Foreign Individual, a Foreign Corporation or a Corporation under Foreign Control;

ICTA means the Income and Corporation Taxes Act 1988;

Individual Foreign Shareholding Limit means 15 per cent. of the aggregate of the votes attaching:

(a) to Relevant Share Capital of all classes (taken as a whole) and capable of being cast on a poll; and

(b) to all other Shares in respect of which the directors have made a determination under paragraph (n) of this Article;

Interest, in relation to any Share and subject as provided below, means:

(a) any interest which would be taken into account in deciding whether a notification to the Company would be required under Part VI of the Original Act except for the following:

(i) any interest of a bare trustee or any interest which, if the incidents of the interest were governed by the laws of England and Wales, would in the opinion of the directors be regarded as a bare trustee;

(ii) any interest which exists only by virtue of an obligation (contingent or otherwise) to purchase or subscribe for Shares pursuant to underwriting or sub-underwriting arrangements approved by the directors and, for a period of three months following the relevant purchase or subscription, in respect of any interest in Shares purchased or subscribed pursuant to such an obligation;

(iii) any interest of a person which exists only by virtue of the entering into or performance by that person of an agreement approved by the directors under which that person (whether alone or with other persons) is to procure purchasers or subscribers of the relevant Shares, as principal or as agent, as part of the distribution of those Shares (whether to the public or otherwise) provided that any such interest shall only be disregarded for a period of three months from the date of the relevant agreement;

(iv) any interest of the chairman of either a meeting of the Company or of a meeting of the holders of Shares of any class (acting in that capacity);

(v) any interest in Shares held by or on behalf of a trustee of a Profit-sharing Scheme or an ESOP;

(vi) any interest of a trustee of:

(A) any retirement benefits scheme for the employees of a business or undertaking carried on (wholly or mainly) in the United Kingdom otherwise than by a Foreign Person which is, or is treated by the Commissioners of Inland Revenue as, an exempt approved scheme for the purposes of Chapter 1 of Part XIV of the ICTA; or

(B) any charity which is registered under the provisions of the Charities Act 1993; or

(C) any exempt charity within the meaning of that Act,

other than (in any such case) a retirement benefits scheme, charity or exempt charity of which the majority of the trustees are Foreign Persons; and

(vii) any interest of a Clearing House or Depositary, acting in its capacity as such;

(b) any right pursuant to the provisions of any agreement to control, influence or participate in the exercise of any right conferred by the holding of any Share (including, without prejudice to the generality of the foregoing, any right relating to the retention or disposal of any Share) and for the purpose of this paragraph (b):

(i) any restraint or restriction to which any such right is or may be subject shall be disregarded;

(ii) ***agreement*** shall include any agreement, arrangement or understanding (whether formal or informal) irrespective of whether such agreement, arrangement or understanding includes a provision for the acquisition by any one or more of the parties to it of any interest in any Share or is part of a proposal to obtain or consolidate control of the Company; and

(iii) ***provisions of any agreement*** shall include any undertaking, expectation or understanding (whether express or implied and whether absolute or not) operative under any agreement, except that a right pursuant to an agreement which is not legally binding shall not be taken into account in determining whether a person has an Interest unless the agreement involves mutuality in the undertakings, expectations or understandings of the parties to it; and

(c) any interest which the directors resolve, having made enquiries in accordance with paragraphs (g) and (h) of this Article, is an Interest;

PROVIDED THAT:

(a) where interests in Shares are held by a Depositary or a Clearing House, in each case in its capacity as such, in the absence of any reason why he should be treated as being interested in a greater number of Shares, a person shall be deemed to be interested in the number of Shares for which such Depositary or Clearing House is or may become liable to account to him;

(b) in calculating the number of Shares in which a trader in securities is interested at any particular time, the trader's gross sales (up to a maximum equal to the trader's gross purchases) shall be deducted from the number of Shares in which he would be interested but for this paragraph (b) and, in this paragraph:

gross sales means the number of Shares which, at the relevant time, the trader shall be under an obligation to sell pursuant to contracts entered into in the ordinary course of his business as a trader in securities each of which requires delivery to be made not later than 14 days after the contract shall have been entered into; and

gross purchases means the number of Shares which, at the relevant time, the trader shall be under an obligation to purchase pursuant to such contracts;

(c) section 209(1)(a) of the Original Act shall be disregarded; and

(d) it shall be assumed that all Shares are Relevant Share Capital;

and ***interested*** shall be construed accordingly;

Original Act means the Companies Act 1985 as in force at the date of adoption of this Article and notwithstanding any amendment, replacement, repeal or re-enactment thereof after that date (including, without prejudice to the generality of the foregoing, any amendment, replacement, repeal or re-enactment by regulations made pursuant to Section 210A of that Act as to what is to be taken to be an interest in shares and what interests are to be disregarded);

Profit-sharing Scheme means any scheme established by the Company and approved by the Board of the Inland Revenue in accordance with the provisions of sections 186 and 187 and Schedules 9 and 10 of the ICTA;

Register of Foreign-held Shares means the register maintained in accordance with paragraph (e) of this Article;

Relevant Foreign Person means any Foreign Person (whether or not identified) who has, or who appears to the directors to have, at any time an interest in an aggregate number of Foreign-held Shares of which particulars are entered on the Register of Foreign-held Shares which is equal to or more than the Individual Foreign Shareholding Limit;

Relevant Share means any Share comprised in the Relevant Share Capital in which a Relevant Foreign Person has, or appears to the directors to have, an interest, and in respect of which notice has been served pursuant to paragraph (i) of this Article;

Relevant Share Capital means the relevant share capital (as defined in section 198(2) of the Original Act) of the Company;

Required Disposal means a disposal or disposals of Relevant Shares (or interests in Relevant Shares) as will cause a Relevant Foreign Person to cease to be a Relevant Foreign Person not being a disposal to another Relevant Foreign Person, or a disposal which constitutes any other Foreign Person a Relevant Foreign Person;

Scheme Effective Date means the date on which an office copy of the order of the High Court of Justice of England and Wales sanctioning the scheme of arrangement under section 425 of the Companies Act 1985 between Rolls-Royce plc and its shareholders is delivered to the Registrar of Companies for registration and the minute confirming the reduction of capital relating to such scheme of arrangement is registered by the Registrar of Companies;

Share means any share in the capital of the Company other than the Special Share, whether certificated or uncertificated; and

United Kingdom means Great Britain, Northern Ireland, the Channel Isles and the Isle of Man.

Part VI of the Original Act

(c) The provisions of Part VI of the Original Act shall apply to the Company as if such provisions extended to interests of Foreign Persons. The Company, its members and all persons interested in Shares shall have the rights and obligations referred to in Part VI of the Original Act in relation to all interests of Foreign Persons.

Declaration to be submitted by shareholders

(d) Any person for whom application has been made for registration as a holder of a Share (other than (i) an allottee under an issue of Shares by way of capitalisation of profits or reserves made pursuant to the Articles and (ii) the trustees of a Profit-sharing Scheme or an ESOP) shall furnish to the directors a declaration (in such form as the directors may from time to time prescribe) stating that, upon registration of such Share in the relevant name or names, either (i) such Share will not be a Foreign-held Share or (ii) such Share will be a Foreign-held Share. The directors shall in any case where they may consider it appropriate require such person to provide such evidence or give such information as to the matters referred to in the declaration as they think fit including such information as the directors may require of the authority of any person giving the declaration on behalf of such person. Subject to the Regulations, the directors shall decline to register any person as a holder of a Share if such a declaration or further evidence or information is not provided

or given. In the case of transfers of uncertificated shares pursuant to the Regulations, the directors may for the purposes of the application of the Regulations to the provisions of this paragraph (d) of this Article adopt such procedures as they consider appropriate and as the holder of the Special Share may approve.

Register of Foreign-held Shares

(e) The directors shall maintain a register, being the Register of Foreign-held Shares, which shall be separate from that maintained under Part VI of the Original Act and in which shall be entered particulars of any Share which:

(i) has been acknowledged by the holder (or by any one of joint holders) to be a Foreign-held Share; or

(ii) has been declared to be a Foreign-held Share by virtue of a declaration of the directors made pursuant to paragraph (h) of this Article;

and in either case which has not ceased to be a foreign-held Share.

The Register of Foreign-held Shares shall include, as at the Scheme Effective Date, all the details in the register maintained by Rolls-Royce plc in accordance with Article 49(E) of the Rolls-Royce plc articles of association in force as at the Scheme Effective Date.

(f) The directors shall remove from the Register of Foreign-held Shares any Share if there has been furnished to them a declaration (in such form as the directors may from time to time prescribe) signed by or on behalf of the holder of such Share (or, in the case of a corporation, sealed by the corporation or signed on its behalf by an attorney or duly authorised officer or agent of the corporation), together with such evidence as the directors may require of the authority of any signatory on behalf of such holder, stating that such Share is no longer a Foreign-held Share. The directors shall also in any case where they may consider it appropriate require such holder to provide such evidence or give information as to the matters referred to in the declaration as they think fit. The directors shall not remove from such register any Share unless such a declaration is provided (with any further evidence or information so required by them) and they are satisfied that the Share is not a Foreign-held Share.

Investigations in relation to shares

(g) The directors shall, unless any director has reason to believe otherwise, be entitled to assume without enquiry that all Shares, other than those Shares whose particulars have been entered in the Register of Foreign-held Shares, are not Foreign-held Shares. Nevertheless, the directors may at any time give notice in writing to the holder (or to any one of the joint holders) of a Share requiring him to make a declaration (in such form as the directors may prescribe) within such reasonable period as may be specified in the notice as to whether or not the Share is a Foreign-held Share.

(h) Whether or not they have given a notice under paragraph (g) of this Article, if at any time it appears to the directors that a Share which they have not treated as a Foreign-held Share may be such a Share, they shall give notice in writing to the holder (or to any one of joint holders) requiring him to show to their satisfaction that such a Share is not a Foreign-held Share. For this purpose failure to make a declaration pursuant to paragraph (g) of this Article shall be sufficient reason for the directors so acting. If within 21 days after the giving of such notice (or such extended time as in all the circumstances the directors shall consider reasonable) they are not so satisfied, the directors shall declare such Share to be a Foreign-held Share.

Individual Foreign Shareholding Limit

(i) If at any time and to the knowledge of the directors the aggregate number of Foreign-held Shares of which particulars are entered on the Register of Foreign-held Shares in which any Foreign Person is interested is equal to or more than the Individual Foreign Shareholding Limit, the directors shall serve a notice on the holder or holders (other than persons referred to in paragraph (q) of this Article) of the Shares in which the Foreign Person is interested in the form required by paragraph (j) of this Article.

Required Disposals

(j) A notice served pursuant to paragraph (i) of this Article shall be in writing, shall specify the Share or Shares to which it relates, shall set out the restrictions referred to in paragraph (m) of this Article and call for a Required Disposal to be made within 21 days of the service of the notice on the holder or such longer period as the directors consider reasonable. The directors may extend the period in which such notice is required to be complied with and may withdraw any such notice (whether before or after the expiration of the period referred to) if it appears to them that no Share is a Relevant Share.

(k) If within 21 days after the giving of any notice in accordance with paragraph (j) of this Article (or such extended time as in all the circumstances the directors shall consider reasonable) such notice is not complied with to the satisfaction of or withdrawn by the directors, the directors shall, so far as they are able, make a Required Disposal (or procure that a Required Disposal is made) and shall give written notice of the disposal to those persons on whom the notice was served. Any person who has an interest in the shares duly disposed of shall be deemed irrevocably and unconditionally to have authorised the directors to make such Required Disposal. The manner, timing and terms of any such Required Disposal made or sought to be made by the directors (including but not limited to the price or prices at which the same is made and the extent to which assurance is obtained that no transferee is or would become a Relevant Foreign Person) shall be such as the directors determine, based on advice from bankers, brokers, or other persons the directors consider appropriate consulted by them for the purpose, to be reasonably practicable having regard to all the circumstances, including but

not limited to the number of shares to be disposed of and the requirement that the disposal be made without delay; and the directors shall not be liable to any person for any of the consequences of reliance on such advice.

(l) For the purpose of effecting any Required Disposal, the directors may, in respect of a Share in certificated form, authorise in writing any officer or employee of the Company to execute any necessary transfer on behalf of any holder and may enter the name of the transferee in the Register in respect of the transferred shares notwithstanding the absence of any share certificate and may issue a new certificate to the transferee and an instrument of transfer executed by such person shall be as effective as if it had been executed by the holder of the transferred shares and, in respect of a Share in uncertificated form, make arrangements for its transfer to the purchaser in accordance with the Regulations. The title of the transferee shall not be affected by any irregularity or invalidity in the proceedings relating to the implementation of a Required Disposal. The net proceeds of the disposal shall be received by the Company whose receipt shall be a good discharge for the purchase money, and shall be paid (without any interest being payable in respect of it and after deduction of any expenses incurred by the directors in the sale) to the former holder (or, in the case of joint holders, the first of them named in the Register), in respect of a Share in a certificated form, upon surrender by him or on his behalf of any certificate in respect of the Relevant Shares sold and formerly held by him and, in respect of a Share in an uncertificated form, as soon as reasonably practicable after receipt of the net proceeds of the sale of the Share.

Restrictions following service of a notice pursuant to paragraph (i) of this Article

(m) Following the giving of a notice served pursuant to paragraph (i) of this Article:

(i) save for the purpose of a Required Disposal under paragraphs (j) or (k) of this Article and subject to the Regulations, no transfer of any Relevant Share may be made or registered until either such notice is withdrawn or a Required Disposal has been made to the satisfaction of the directors and registered; and

(ii) a holder of a Relevant Share shall not in respect of such share be entitled, until such time as such notice has been withdrawn or the notice has been complied with to the satisfaction of the directors, to attend or vote at any general meeting of the Company or meeting of the holders of Relevant Share Capital or any class thereof or to exercise any other right conferred by membership in relation to any such meeting and the rights to attend (whether in person or by proxy), to speak and to demand and vote on a poll which would have attached to such Relevant Share had it not been a Relevant Share shall vest in the chairman of any such meeting. The manner in which the chairman exercises or refrains from exercising any such rights shall be entirely at his discretion. The chairman of any such meeting as aforesaid shall be

informed by the directors of any share becoming or being deemed to be a Relevant Share.

Shares with limited voting rights

(n) For as long as any Foreign-held Share which carries a right to vote on a poll at general meetings of the Company only in specified circumstances does not carry a present right to vote at any general meeting of the Company, the directors shall in relation to such Share not be bound to comply with the provisions of paragraph (i) of this Article, but the directors may, at their discretion and at any time, determine that all provisions of this Article shall apply to any such Foreign-held Share.

(o) If at any time such a Foreign-held Share as is referred to in paragraph (n) of this Article carries a present right to vote at general meetings of the Company, such Share shall, if the directors have not previously determined that all the provisions of this Article shall apply to it, thereupon be treated as a Foreign-held Share for all the purposes of this Article.

Resolutions and determinations of the directors to be conclusive

(p) Any resolution, determination, decision or exercise of any discretion or power by the directors or any director or by the chairman of any meeting under or pursuant to the provisions of this Article (including without prejudice to the generality of the foregoing as to whether or not a Share is a Foreign-held Share or as to the manner, timing and terms of any Required Disposal) shall be final and conclusive and any disposal or transfer made, or other things done, by or on behalf of, or on the authority of, the directors or any director pursuant to the foregoing provisions of this Article shall be conclusive and binding on all persons concerned and shall not be open to challenge, whether as to its validity or otherwise on any ground whatsoever. The directors shall not be required to give any reasons for any resolution, determination, decision or exercise of any discretion or power under or pursuant to this Article.

Service of notices required by this Article

(q) The directors shall not be obliged to serve any notice required under this Article to be served upon any person if they do not know either his identity or his address. The absence of service of such a notice in such circumstances as aforesaid and any accidental error in or failure to give any notice to any person upon whom notice is required to be served under this Article shall not prevent the implementation of or invalidate any procedure under this Article.

(r) The provisions of Articles 137 to 147 shall apply to the service upon a member of any notice required by this Article to be served. Any notice required by this Article to be served upon a person who is not a member, or to a person who is a member, or, in the case of joint holders, who is the person first named in the Register, but whose registered address is not within the United Kingdom and who has not given to the Company an address within the

United Kingdom at which notice may be given to him, shall be deemed validly served if it is sent through the post in a pre-paid cover addressed to that person at the address (or, if more than one, at one of the addresses), if any, at which the directors believe him to be resident or carrying on business. Service shall in such a case be deemed to be effected at the expiration of 24 hours (or, where second class mail is employed, 72 hours) after the time when the cover containing the same is posted and in proving such service it shall be sufficient to prove that such cover was properly addressed, stamped and posted.

Further provisions relating to the directors

(s) Without prejudice to the generality of the foregoing, the directors shall (save in the circumstances set out in paragraphs (d) and (h) of this Article or unless any director has reason to believe otherwise), be entitled to assume that every share, other than those particulars of which are entered in the Register of Foreign-held Shares, is not a Foreign-held Share and accordingly, save in such circumstances as aforesaid, the directors shall, so long as they act reasonably and in good faith, be under no liability to the Company or any other person for failing to treat any share as a Foreign-held Share in accordance with the provisions of this Article and neither shall the directors or any of them be liable to the Company or any other person if, having acted reasonably and in good faith, they determine erroneously that any share is a Foreign-held Share and, on the basis of such determination, perform or exercise (or purport to perform or exercise) their duties, powers, rights or discretions under this Article in relation to such share.

(t) The directors shall, so long as they act reasonably and in good faith, be under no liability to the Company or any other person for failing to treat any share as a Relevant Share or any person as a Relevant Foreign Person in accordance with the provisions of this Article and neither shall any of the directors be liable to the Company or any other person if, having acted reasonably and in good faith, they determine erroneously that any share is a Relevant Share or any person is a Relevant Foreign Person or, on the basis of such determination or any other determination or resolution of the directors, they perform or exercise (or purport to perform or exercise) their duties, powers, rights or discretions under this Article in relation to such share.

Inconsistency with other Articles

(u) This Article shall apply notwithstanding any provision in any of the Articles which is inconsistent with or contrary to it.

GENERAL MEETINGS

54. All general meetings other than annual general meetings shall be called extraordinary general meetings. The directors shall convene and the Company shall hold general meetings as annual general meetings in accordance with the requirements of the Acts.

55. The directors may call general meetings whenever and at such times and places as it shall determine and, on the requisition of members pursuant to the provisions of the Acts, shall forthwith proceed to convene an extraordinary general meeting in accordance with the provisions of the Acts. If there are not within the United Kingdom sufficient directors to call a general meeting, any director or any two members of the Company may call a general meeting.

NOTICE OF GENERAL MEETINGS

56. (a) An annual general meeting and an extraordinary general meeting called for the passing of a special resolution or a resolution appointing a person as a director shall be called by at least twenty-one clear days' notice. All other extraordinary general meetings shall be called by at least fourteen clear days' notice but a general meeting may be called by shorter notice if it is so agreed:

(i) in the case of an annual general meeting, by all the members entitled to attend and vote thereat; and

(ii) in the case of any other meeting, by a majority in number of the members having a right to attend and vote being a majority together holding not less than ninety-five per cent. in nominal value of the shares giving that right.

(b) The notice shall specify the time and place of the meeting and the general nature of the business to be transacted and, in the case of an annual general meeting, shall specify the meeting as such.

(c) A notice of general meeting may specify a time, being not more than 48 hours before the time fixed for the meeting, by which a person must be entered on the Register in order to have the right to attend or vote at the meeting. Changes made to entries on the Register after the time so specified shall be disregarded in determining the rights of any person to attend or vote at the meeting.

(d) Subject to the provisions of the Articles and to any restrictions imposed on any shares, the notice shall be given to all the members, to all persons entitled to a share in consequence of the death or bankruptcy of a member and to the directors and the Auditors.

57. The accidental omission to give notice of a meeting, or to send any notification where required by the Acts or these Articles in relation to publication of a notice on a website, or to send a form of proxy where required by the Acts or these Articles to any person entitled to receive it, or the non-receipt for any reason of notice or notification of a meeting or form of proxy by that person, whether or not the Company is aware of such omission or non-receipt, shall not invalidate the proceedings at that meeting.

58. For the purposes of giving notice of any general meeting to members, the directors may determine that the members in respect of such shares entitled to receive such notices are those persons entered on the Register at the close of business on a day

determined by them, such day not being more than 21 days before the day that the notice of general meeting is despatched.

59. (a) If, after the sending of notice of a general meeting but before the meeting is held, or after the adjournment of a general meeting but before the adjourned meeting is held (whether or not notice of the adjourned meeting is required), the directors decide that it is impracticable or unreasonable, for a reason beyond its control, to hold the meeting at the declared place and/or time, it may change the place and/or postpone the time at which the meeting is to be held. If such a decision is made, the directors may then change the place and/or postpone the time again if it decides that it is reasonable to do so. In either case:

(i) no new notice of the meeting need be sent, but the directors shall, if practicable, advertise the date, time and place of the meeting in at least two newspapers having a national circulation and shall make arrangements for notices of the change of place and/or postponement to appear at the original place and/or at the original time; and

(ii) a proxy appointment in relation to the meeting may, if by means of an instrument, be delivered to the office or to such other place within the United Kingdom as may be specified by or on behalf of the Company in accordance with Article 87(a) or, if contained in an electronic communication, be received at the address (if any) specified by or on behalf of the Company in accordance with Article 87(b), at any time not less than 48 hours before any postponed time appointed for holding the meeting.

(b) For the purposes of Article 59(a), the right of a member to participate in the business of any general meeting shall include without limitation the right to speak, vote on a show of hands, vote on a poll, be represented by a proxy and have access to all documents which are required by the Acts or these Articles to be made available at the meeting.

PROCEEDINGS AT GENERAL MEETINGS

60. No business shall be transacted at any meeting unless a quorum is present. Two persons entitled to vote upon the business to be transacted, each being a member or a proxy for a member or a duly authorised representative of a corporation, shall be a quorum.

61. If such a quorum is not present within half an hour from the time appointed for the meeting, or if during a meeting such a quorum ceases to be present, the meeting, if convened on the requisition of members, shall be dissolved, and in any other case shall stand adjourned to the same day in the next week at the same time and place or to such time and place as the directors may determine. If at the adjourned meeting a quorum is not present within thirty minutes after the time appointed for holding the meeting, the meeting shall be dissolved.

62. The chairman, if any, of the board of directors or in his absence some other director nominated by the directors shall preside as chairman of the meeting, but if neither the chairman nor such other director (if any) be present within fifteen minutes after the time appointed for holding the meeting and willing to act, the directors present shall elect one of their number to be chairman and, if there is only one director present and willing to act, he shall be chairman.

63. If no director is willing to act as chairman, or if no director is present within fifteen minutes after the time appointed for holding the meeting, the members present and entitled to vote shall choose one of their number to be chairman.

64. The directors and at any general meeting the chairman may make any arrangement and impose any requirement or restriction they consider appropriate to ensure the security and orderly conduct of a general meeting including, without limitation, requirements for evidence of identity to be produced by those attending the meeting, the searching of their personal property and the restriction of items that may be taken into the meeting place. The directors are and, at any general meeting, the chairman is entitled to refuse entry to the general meeting to a person who refuses to comply with these arrangements, requirements or restrictions.

65. A director shall, notwithstanding that he is not a member, be entitled to attend and speak at any general meeting and at any separate meeting of the holders of any class of shares in the Company.

66. The chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place. In addition, without prejudice to any other power of adjournment he may have under these Articles or at common law, the chairman may at any time, without the consent of a meeting, adjourn the meeting from time to time and from place to place if it appears to him that:

(i) the number of persons wishing to attend cannot be conveniently accommodated in the place appointed for the meeting;

(ii) the unruly conduct of persons attending the meeting prevents or is likely to prevent the ordinary continuation of the business of the meeting; or

(iii) an adjournment is otherwise necessary so that the business of the meeting may be properly conducted.

67. Any such adjournment may be for such time and to such other place as the chairman may, in his absolute discretion determine, notwithstanding that by reason of such adjournment some members may be unable to be present at the adjourned meeting. Any such member may nevertheless appoint a proxy for the adjourned meeting either in accordance with Article 87 or by means of an instrument which, if delivered by him at the meeting which is adjourned to the chairman or the secretary or any director, shall be valid even though it is given at less notice than would otherwise be required by Article 87(a). When a meeting is adjourned for 30 days or more or for

an indefinite period, notice shall be sent at least seven clear days before the date of the adjourned meeting specifying the time and place of the adjourned meeting and the general nature of the business to be transacted. Otherwise it shall not be necessary to send any notice of an adjournment or of the business to be transacted at an adjourned meeting.

68. No business shall be transacted at an adjourned meeting other than business which might properly have been transacted at the meeting had the adjournment not taken place.

69. If an amendment shall be proposed to any resolution under consideration but shall in good faith be ruled out of order by the chairman of the meeting, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling. With the consent of the chairman of the meeting, an amendment may be withdrawn by its proposer before it is voted upon. In the case of a resolution duly proposed as a special or extraordinary resolution, no amendment thereto (other than a mere clerical amendment to correct a patent error) may in any event be considered or voted upon. No amendment to a resolution duly proposed as an ordinary resolution may be considered or voted on (other than a mere clerical amendment to correct a patent error) unless either (a) at least 48 hours before the time appointed for holding the meeting or adjourned meeting at which the ordinary resolution is to be considered, notice of the terms of the amendment and the intention to move it has been delivered by means of an instrument to the office or to such other place as may be specified by or on behalf of the Company for that purpose, or received in an electronic communication at such address (if any) for the time being notified by or on behalf of the Company for that purpose, or (b) the chairman in his absolute discretion decides that the amendment may be considered and voted on.

70. A resolution put to the vote of a general meeting shall be decided on a show of hands unless before, or on the declaration of the result of, the show of hands or on the withdrawal of any other demand for a poll, a poll is duly demanded. Subject to the provisions of the Acts, a poll may be demanded by:

(a) by the chairman of the meeting; or

(b) (except on the election of the chairman of the meeting or on a question of adjournment) by at least two members present in person or by proxy having the right to vote at the meeting; or

(c) by a member or members present in person or by proxy representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) by a member or members present in person or by proxy holding shares conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

A demand by a person as proxy for a member shall be the same as a demand by the member.

71. Unless a poll is duly demanded (and the demand is not withdrawn before the poll is taken), a declaration by the chairman that a resolution has been carried or carried unanimously, or by a particular majority, or lost, or not carried by a particular majority and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

72. The demand for a poll may, before the poll is taken, be withdrawn but only with the consent of the chairman and a demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made. If the demand for a poll is withdrawn, the chairman, or any other entitled member, may demand a poll.

73. Subject to Article 75, a poll shall be taken as the chairman directs and he may appoint scrutineers (who need not be members), if required by the meeting, and fix a time and place for declaring the result of the poll. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

74. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman shall be entitled to a casting vote in addition to any other vote he may have.

75. A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken either forthwith or at such time and place as the chairman directs not being more than thirty days after the poll is demanded. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll was demanded. If a poll is demanded before the declaration of the result of a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made.

76. No notice need be given of a poll not taken forthwith if the time and place at which it is to be taken are announced at the meeting at which it is demanded. In any other case at least seven clear days' notice shall be given specifying the time and place at which the poll is to be taken.

77. A resolution in writing executed by or on behalf of each member who would have been entitled to vote upon it if it had been proposed at a general meeting at which he was present shall be as effectual as if it had been passed at a general meeting duly convened and held Such a resolution shall be by means of an instrument or contained in an electronic communication sent to such address (if any) for the time being notified by or on behalf of the Company for that purpose and may consist of several instruments or several electronic communications, each executed in such manner as the directors may approve by or on behalf of one or more of such members, or a combination of both.

VOTES OF MEMBERS

78. (a) Subject to Article 56(c) and to any rights or restrictions attached to any shares and to the provisions of the Articles, on a show of hands every member who (being an individual) is present in person or (being a corporation) is present by a duly authorised representative, not being himself a member entitled to vote, shall have one vote and on a poll every member shall have one vote for every share of which he is the holder.

(b) The voting rights of a member who is a recognised person shall be subject to the following further provisions, that is to say:

(i) such member shall not be entitled to vote at any general meeting or at any separate meeting of the holders of any class of shares in the capital of the Company, either in person or by proxy, in respect of any share held by him unless not later than 48 hours before the time appointed for the holding of the relevant poll (together the ***Relevant Time***) he shall have delivered to the Company a declaration or declarations in accordance with paragraph (c) of this Article;

(ii) if such member has delivered one or more such declarations he shall be entitled to exercise, either in person (including by a duly authorised representative) or by proxy, such number of votes as would, in the absence of this paragraph (b), attach to that number of shares of the relevant class as is equal to the least of:

(A) the number of shares of the relevant class of which he is the holder at the Relevant Time; and

(B) the number of shares of the relevant class in respect of which a declaration or declarations have been delivered as aforesaid; and

(C) if any such declaration is to the effect that, if such member were not a recognised person, Shares would be Foreign-held Shares (a ***Foreign Voting Declaration***) and if the aggregate of the number of votes which could otherwise be cast on a poll in respect of shares the subject of Foreign Voting Declarations when added to the number of votes to be counted towards the Individual Foreign Shareholding Limit under Article 53 would cause the Individual Foreign Shareholding Limit to be exceeded, the number of the relevant class of shares in respect of which declarations have been delivered as aforesaid less such number of shares in respect of which Foreign Voting Declarations have been given as would, when so added, represent the excess over the Individual Foreign Shareholding Limit;

and if, notwithstanding the foregoing provisions of this paragraph (b), any votes are exercised which should not have been exercised they shall not be counted.

(c) Declarations for the purposes of this Article shall be in such form as the directors may from time to time prescribe, shall be signed by or on behalf of the person purporting to require the recognised person to appoint a proxy or a duly authorised representative or to exercise the relevant voting rights, including by an attorney or duly authorised officer or agent, be accompanied by such evidence as the directors may require of the authority of any signatory on behalf of such person and by a copy of the document purporting to require the recognised person to appoint a proxy or a duly authorised representative or to exercise the voting rights and shall state that, if the member were not a recognised person, either (i) the Shares concerned would not be Foreign-held Shares or (ii) that such Shares would be Foreign-held Shares.

(d) For the purposes of this Article, words and expressions defined in Article 53 shall bear the same meaning herein save that no share shall be regarded as if it were a Foreign-held Share unless the person purporting to require the recognised person to exercise the voting rights, or to appoint a proxy or a representative, is himself a Foreigner, Foreign Corporation or Corporation under Foreign Control.

79. In the case of joint holders the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders; and seniority shall be determined by the order in which the names of the holders stand in the Register.

80. A member in respect of whom an order has been made by any court or official having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder may vote, whether on a show of hands or on a poll, by his receiver, curator bonis or other person authorised in that behalf appointed by that court or official, and any such receiver, curator bonis or other person may, on a poll, vote by proxy. Evidence to the satisfaction of the directors of the authority of the person claiming to exercise the right to vote shall be deposited at the Office, or at such other place as is specified in accordance with the Articles for the deposit of instruments of proxy, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised and in default the right to vote shall not be exercisable.

81. (a) No member shall be entitled to vote at any general meeting or at any separate meeting of the holders of any class of shares in the Company, either in person or by proxy, in respect of any share held by him unless all money presently payable by him in respect of that share has been paid.

(b) (i) If at any time the board is satisfied that any member, or any other person appearing to be interested in shares held by such member, has been duly served with a notice under section 212 of the Act (a ***section***

212 notice) and is in default for the prescribed period in supplying to the Company the information required, or, in purported compliance with such a notice, has made a statement which is false or inadequate in a material particular then the board may, in its absolute discretion at any time thereafter by notice (a ***direction notice***) to the member direct that:

(A) in respect of the shares in relation to which the default occurred (the ***Default Shares***), which expression includes any shares issued after the date of the section 212 notice in respect of those shares, the member shall not be entitled to attend or vote at a general meeting either personally or by proxy or on a poll;

(B) where the Default Shares represent at least 0.25 per cent in nominal value of the issued shares of their class, the direction notice may additionally direct that in respect of the Default Shares:

(I) except in a liquidation of the Company, no payment shall be made of any sums due from the Company on the Default Shares, whether in respect of capital or dividend or otherwise (including shares issued in lieu of a dividend), and the Company shall not meet any liability to pay interest on any such payment when it is finally paid to the member;

(II) no other distribution shall be made on the Default Shares;

(III) no transfer of any of the shares held by the member shall be registered unless:

(aa) the member is not himself in default in supplying the information requested and the transfer when presented for registration is accompanied by a certificate by the member in such form as the board may in its absolute discretion require to the effect that after due and careful enquiry the member is satisfied that no person in default in supplying such information is interested in any of the shares the subject of the transfer;

(bb) the transfer is an approved transfer; or

(cc) registration of the transfer is required by the Regulations.

The Company shall send to each other person appearing to be interested in the Default Shares the subject of any direction notice a copy of the notice, but the failure or omission by the Company to do so shall not invalidate such notice.

(ii) Any direction notice shall cease to have effect:

(A) in relation to any shares which are transferred by the member by means of an approved transfer; or

(B) when the board is satisfied that the member and any other person appearing to be interested in shares held by the member has given to the Company the information required by the relevant section 212 notice.

(iii) The board may at any time give notice cancelling a direction notice.

(iv) For the purposes of this Article:

(A) a person shall be treated as appearing to be interested in any shares if the member holding such shares has given to the Company a notification under the said section 212 which either (1) names such person as being so interested or (2) fails to establish the identities of all those interested in the shares and (after taking into account the said notification and any other relevant section 212 notification) the Company knows or has reasonable cause to believe that the person in question is or may be interested in the shares;

(B) the prescribed period is 14 days from the date of service of the section 212 notice;

(C) a transfer of shares is an approved transfer if but only if:

(I) it is a transfer of shares to an offeror by way or in pursuance of acceptance of a take-over offer (as defined in section 428(1) of the Act); or

(II) the board is satisfied that the transfer is made pursuant to a sale of the whole of the beneficial ownership of the shares the subject of the transfer to a party unconnected with the member and with any other persons appearing to be interested in such shares; or

(III) the transfer results from a sale made through a recognised investment exchange as defined in the Financial Services and Markets Act 2000 or any other stock exchange outside the United Kingdom on which the Company's shares are normally traded.

(c) The Company may exercise any of its powers under Article 7(c) in respect of any Default Share that is held in uncertificated form.

(d) Nothing contained in this Article 81 shall limit the power of the Company to apply to court under section 216 of the Act.

82. If any votes are counted which ought not to have been counted, or might have been rejected, the error shall not vitiate the result of the voting unless it is pointed out at the same meeting, or at any adjournment of the meeting, and, in the opinion of the chairman, it is of sufficient magnitude to vitiate the result of the voting.

83. No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting or poll at which the vote objected to is tendered, and every vote not disallowed at the meeting shall be valid and every vote not counted which ought to have been counted shall be disregarded. Any objection made in due time shall be referred to the chairman whose decision shall be final and conclusive.

84. On a poll votes may be given either personally or by proxy or, in the case of a corporation, by duly authorised representative. A member entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way.

PROXIES

85. The appointment of a proxy, whether by means of an instrument or contained in an electronic communication, shall be executed in such manner as may be approved by or on behalf of the Company from time to time. Subject thereto, the appointment of a proxy shall be executed by the appointor or any person duly authorised by the appointor or, if the appointor is a corporation, executed by a duly authorised person or under its common seal or in any other manner authorised by its constitution. For the purpose of this Article and Articles 86, 87, 88 and 89, an electronic communication which contains a proxy appointment need not comprise writing if the directors so determine and in such a case, if the directors so determine, the appointment need not be executed but shall instead be subject to such conditions as the directors may approve.

86. The appointment of a proxy shall be in any usual form or in any other form which the directors may approve. Subject thereto, the appointment of a proxy may be:

(a) by means of an instrument; or

(b) contained in an electronic communication, if the directors so determine.

The directors may, if they think fit, but subject to the provisions of the Acts, at the Company's expense send forms of proxy for use at the meeting and issue invitations contained in electronic communications to appoint a proxy in relation to the meeting in such form as may be approved by the directors. The appointment of a proxy shall not preclude a member from attending and voting in person at the meeting or poll

concerned. A member may appoint more than one proxy to attend on the same occasion.

87. Without prejudice to Article 59(a)(ii) or the second sentence of Article 67, the appointment of a proxy shall:

(a) in the case of an instrument, be delivered personally or by post to the office or such other place within the United Kingdom as may be specified by or on behalf of the Company for that purpose:

(i) in the notice convening the meeting, or

(ii) in any form of proxy sent by or on behalf of the Company in relation to the meeting,

not less than 48 hours before the time appointed for holding the meeting or adjourned meeting (or any postponed time appointed for holding the meeting pursuant to Article 59(a)) at which the person named in the appointment proposes to vote; or

(b) in the case of an appointment contained in an electronic communication, where an address has been specified by or on behalf of the Company for the purpose of receiving electronic communications:

(i) in the notice convening the meeting, or

(ii) in any form of proxy sent by or on behalf of the Company in relation to the meeting, or

(iii) in any invitation contained in an electronic communication to appoint a proxy issued by or on behalf of the Company in relation to the meeting,

be received at that address not less than 48 hours before the time appointed for holding the meeting or adjourned meeting (or any postponed time appointed for holding the meeting pursuant to Article 53(a)) at which the person named in the appointment proposes to vote; or

(c) in either case, where a poll is taken more than 48 hours after it is demanded, be delivered or received as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll; or

(d) in the case only of an instrument, where a poll is not taken forthwith but is taken not more than 48 hours after it was demanded, be delivered at the meeting at which the poll was demanded to the chairman or to the secretary or to any director.

88. Where the appointment of a proxy is expressed to have been or purports to have been executed by a person on behalf of the holder of a share:

(a) the Company may treat the appointment as sufficient evidence of the authority of that person to execute the appointment on behalf of that holder;

(b) that holder shall, if requested by or on behalf of the Company at any time, send or procure the sending of any written authority under which the appointment has been executed, or a copy of such authority certified notarially or in some other was approved by the board, to such address and by such time as may be specified in the request and, if the request is not complied with in any respect, the appointment may be treated as invalid; and

(c) whether or not a request under paragraph (b) of this Article has been made or complied with, the Company may determine that it has insufficient evidence of the authority of that person to execute the appointment on behalf of that holder and may treat the appointment as invalid.

89. A proxy appointment which is not delivered or received in accordance with Article 87 shall be invalid. When two or more valid proxy appointments are delivered or received in respect of the same share for use at the same meeting, the one which was last delivered or received shall be treated as replacing and revoking the others as regards that share. The directors may determine at its discretion when a proxy appointment shall be treated as delivered or received for the purposes of these Articles.

90. A proxy appointment shall be deemed to include the right to demand, or join in demanding, a poll but shall not confer any further right to speak at a meeting, except with the permission of the chairman. The proxy appointment shall also, unless it provides to the contrary, be deemed to confer authority on the proxy to vote or abstain from voting as the proxy thinks fit on any amendment of a resolution and on any procedural motion or resolution put to the meeting to which it relates and on any other business not referred to in the notice of meeting which may properly come before the meeting to which it relates. The proxy appointment shall, unless it provides to the contrary, be valid for any adjournment of the meeting as well as for the meeting to which it relates.

91. Any corporation which is a member of the Company (in this Article the ***grantor***) may, by resolution of its directors or other governing body, or by authority given under seal or under the hand of an officer duly authorised by it, authorise such person as it thinks fit to act as its representative at any meeting of the Company or at any separate meeting of the holders of any class of shares. The Solicitor for the Affairs of Her Majesty's Treasury may, so long as he is a member of the Company, authorise in writing under his hand such person as he thinks fit to act as his representative at any meeting of the Company or any class of members of the Company. A person so authorised shall be entitled to exercise the same power on behalf of the grantor as the grantor could exercise if it were an individual member of the Company, save that a director, the secretary or other person authorised for the purpose by the secretary may require such person to produce a certified copy of the resolution or authorisation before permitting him to exercise his powers. The grantor

shall for the purposes of these Articles be deemed to be present in person at any such meeting if a person so authorised is present at it.

92. A vote given or poll demanded by a proxy or by the duly authorised representative of a corporation shall be valid notwithstanding the previous determination of the authority of the person voting or demanding the poll unless notice of the determination was either delivered or received as mentioned in the following sentence at least three hours before the start of the meeting or adjourned meeting at which the vote is given or the poll demanded or (in the case of a poll taken otherwise than on the same day as the meeting or adjourned meeting) the time appointed for taking the poll. Such notice of determination shall be either by means of an instrument delivered to the office or to such other place within the United Kingdom as may be specified by or on behalf of the Company in accordance with Article 87(a) or contained in an electronic communication received at the address (if any) specified by or on behalf of the Company in accordance with Article 87(b), regardless of whether any relevant proxy appointment was effected by means of an instrument or contained in an electronic communication. For the purpose of this Article, an electronic communication which contains such notice of determination need not comprise writing if the board has determined that the electronic communication which contains the relevant proxy appointment need not comprise writing.

NUMBER OF DIRECTORS

93. Unless otherwise determined by ordinary resolution, the number of directors shall not at any time be less than two nor more than twenty.

BORROWING POWERS

94. (a) Subject as hereinafter provided and to the provisions of the Acts, the directors may exercise all the powers of the Company to borrow money, and to mortgage or charge its undertaking, property, assets (present and future) and uncalled capital, and to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

(b) (i) The directors shall restrict the borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiary undertakings (if any) so as to secure (so far as regards subsidiary undertakings as by such exercise they can secure) that the aggregate amount for the time being remaining outstanding of all money borrowed by the Group (which expression in this Article means the Company and its subsidiary undertakings for the time being) and for the time being owing, subject as hereinafter provided, to persons other than the Company and its wholly owned subsidiary undertakings shall not, without the previous sanction of an ordinary resolution of the Company, exceed an amount equal to twice the Adjusted Capital and Reserves.

(ii) In this Article the expression ***Adjusted Capital and Reserves*** means a sum equal to the aggregate of:

(A) the amount paid up (or credited as or deemed to be paid up) on the issued share capital of the Company; and

(B) the amount standing to the credit of the reserves of the Group (including without limitation the Special Reserve, revaluation reserve and any share premium account or capital redemption reserve fund) after adding thereto or deducting therefrom any balance standing to the credit or debit of the profit and loss account of the Group

all based on a consolidation of the then latest audited balance sheets of the Company and its subsidiary undertakings (prepared on the historical cost basis, modified to such extent as may be stated in the accounting policies used for the preparation of such balance sheets) but after:

(I) making such adjustments as may be appropriate in respect of any variation in the amount of such paid up share capital or any such reserves subsequent to the relevant balance sheet date and so that for this purpose (1) if any issue or proposed issue of shares by the Company for cash has been underwritten then such shares shall be deemed to have been issued and the amount (including any premium) of the subscription moneys payable in respect thereof (not being moneys payable later than six months after the date of allotment) shall to the extent so underwritten be deemed to have been paid up on the date when the issue of such shares was underwritten (or, if such underwriting was conditional, on the date when it became unconditional) and (2) share capital (including any premium) shall be deemed to have been paid up as soon as it has been unconditionally agreed to be subscribed or taken up (within six months of such agreement) by any person;

(II) making such adjustments as may be appropriate in respect of any distributions declared, recommended or made by the Company or its subsidiary undertakings (otherwise than attributable directly or indirectly to the Company) out of profits earned up to and including the date of the latest audited balance sheet of the Company or subsidiary undertakings (as the case may be) to the extent that such distribution is not provided for in such balance sheet;

(III) making such adjustments as may be appropriate in respect of any variation in the interests of the Company in its subsidiary undertakings since the date of the latest audited balance sheet of the Company;

(IV) making all such adjustments, if the calculation is required for the purposes of or in connection with a transaction under or in connection with which any company is to become or cease to be a subsidiary undertaking, as would be appropriate if such transaction had been carried into effect;

(V) excluding minority interests in subsidiary undertakings;

(VI) deducting sums equivalent to the book values of goodwill and any other intangible assets shown in such consolidation (as adjusted pursuant to the foregoing provisions of this paragraph (B)) provided that for the purposes of this sub-paragraph (VI) such proportion of launching costs (including development costs) previously incurred by the Group as are carried forward in such consolidation against deliveries with the concurrence of the Auditors and in accordance with any current Statement of Standard Accounting Practice or other accountancy principle or practice generally accepted for the time being in the United Kingdom shall be deemed not to be intangible assets.

(c) For the purposes of the foregoing limit the following provisions shall apply:

(i) there shall be deemed, subject as hereinafter provided, to have been borrowed and to be outstanding as borrowed moneys of the relevant member of the Group (but only to the extent that the same would not otherwise fall to be taken into account):

(A) the principal amount of all debentures of any member of the Group which are not for the time being beneficially owned within the Group;

(B) the outstanding amount of acceptances (not being acceptances of trade bills in respect of the purchase or sale of goods in the ordinary course of trading) by any bank or accepting house under any acceptance credit opened on behalf of and in favour of any member of the Group;

(C) the nominal amount of any issued and paid up share capital (other than equity share capital) of any subsidiary undertaking of the Company not for the time being beneficially owned by any member of the Group;

(D). the nominal amount of any other issued and paid up share capital and the principal amount of any other debentures or other borrowed moneys (not being shares or debentures which, or borrowed moneys the indebtedness in respect of which, are for the time being beneficially owned within the Group) the redemption or repayment whereof is an obligation of or is guaranteed or wholly or (to the extent the same is partly secured) partly secured by any member of the Group provided that any amount which falls to be treated as borrowed money under this sub-paragraph (D) and which has been incurred in connection with the sale of any product of any member of the Group or of any other entity in which any member of the Group has an interest shall be reduced by a sum equal to the aggregate of (i) the estimated realisable value of any security available to any member of the Group or other such entity (otherwise than from any other member of the Group) in respect of such amount and (ii) the amount of any insurance cover available to any such member or other such entity in respect of such amount. For this purpose the directors may act in reliance on a bona fide estimate of the estimated realisable value of any such security or the amount of any such insurance cover but if a certificate by the Auditors as to such value or such amount is requested such certificate shall be conclusive evidence of the same;

(E) any fixed or minimum premium payable on final redemption or repayment of any debentures, share capital or other borrowed moneys falling to be taken into account;

(F) any fixed amount in respect of any Finance Lease (as hereinafter defined) payable by the Company or any of its subsidiary undertakings which would be shown at the material time as an obligation in a balance sheet prepared in accordance with the accounting principles used in the preparation of the latest available audited consolidated balance sheet of the Company; for this purpose ***Finance Lease*** means a contract between a lessor and a member of the Group as lessee or sub-lessee where substantially all the risks and rewards of the ownership of the asset leased or sub-leased are to be borne by the lessee or sub-lessee;

(ii) moneys borrowed by any member of the Group for the purposes of repaying or redeeming (with or without premium) in whole or in part any other borrowed moneys falling to be taken into account and intended to be applied for such purpose within six months after the borrowing thereof shall not during such period, except to the extent so applied, themselves fall to be taken into account;

(iii) any amounts borrowed by any member of the Group from bankers or others for the purpose of financing any contract up to an amount not exceeding those moneys receivable under such contract which are guaranteed or insured by the Export Credits Guarantee Department or other institution or body carrying on a similar business shall be deemed not to be borrowed moneys;

(iv) moneys borrowed (which shall be deemed to include share capital to which paragraph (c)(i)(C) applies) by a partly owned subsidiary undertaking and not owing to another member of the Group shall be taken into account subject to the exclusion of a proportion thereof equal to the minority proportion of the borrower and moneys borrowed (including such share capital as aforesaid) by a member of the Group from and owing to a partly owned subsidiary undertaking shall be taken into account to the extent of a proportion thereof equal to the minority proportion of the lender; for these purposes ***minority proportion*** shall mean the proportion of the issued equity share capital of the partly owned subsidiary undertaking which is not attributable to the Company or any subsidiary undertaking of the Company;

(v) moneys borrowed by any member of the Group at the time it becomes a subsidiary undertaking of the Company and for a period of six months thereafter and moneys borrowed remaining secured on any asset acquired by a member of the Group at the time of such acquisition and for a period of six months thereafter shall be deemed not to be borrowed moneys;

(vi) there shall be credited against the amount of any moneys borrowed any amounts beneficially owned by the Company or any of its subsidiary undertakings which are deposited with any bank or other person (whether on current account or otherwise) not being the Company or one of its subsidiary undertakings and which are repayable to the Company or any of its subsidiary undertakings on demand or within three months of any demand, subject, in the case of money deposited by a partly owned subsidiary undertaking, to the exclusion of a proportion thereof equal to the minority proportion (as defined in paragraph (iv) above);

(vii) for the avoidance of doubt it is hereby expressly provided that for the purposes of the foregoing limit the following sums shall be deemed not to be borrowed moneys of the Group:

(A) sums advanced or paid to any member of the Group (or their agent or nominee) by customers of any member of the Group as prepayments or progress payments or payments on account or by way of deposit or security in respect of products or services

or any guarantees or indemnities given by any member of the Group in relation thereto;

(B) sums which otherwise would fall to be treated as borrowed moneys of any member of the Group which were treated with the concurrence of the Auditors and in accordance with any current Statement of Standard Accounting Practice or other accountancy principle or practice generally accepted for the time being in the United Kingdom in the latest audited balance sheet of the relevant member of the Group on which such consolidation was based as otherwise than borrowed moneys of that member of the Group;

(viii) when the aggregate amount of moneys borrowed at any material time is being ascertained:

(A) any such moneys borrowed by any member of the Group denominated or repayable in a currency other than sterling shall be translated for the purposes of calculating the sterling equivalent:

(I) with the exception of Excepted Foreign Currency Borrowings (as hereinafter defined), at the rate of exchange prevailing at the material time in London provided that all of such moneys borrowed shall be translated (if thereby such sterling aggregate amount would be less) at the option of the Company at the rate of exchange prevailing in London at the date of the latest available audited consolidated balance sheet of the Company; for the purposes of this sub-paragraph the rate of exchange shall be taken as the middle market rate as at the close of business in London on the relevant day (or, if such day is not a business day) as supplied by such person or calculated on such basis as the Auditors may determine or approve;

(II) in the case of any Excepted Foreign Currency Borrowings, at the rate of exchange which would be applicable to such moneys borrowed on their repayment to the extent that such rate of exchange is fixed under any Exchange Cover Scheme (as hereinafter defined) in connection with such moneys borrowed provided that where it is not possible to determine the rate of exchange applicable at the time of repayment of any such moneys borrowed they shall be translated into sterling under the terms of the applicable Exchange Cover Scheme on such basis as may be agreed with, or determined by the Auditors, or, if this is agreed by the

Auditors not to be practicable, in accordance with the provisions of (I) above;

(B) For the purposes of this paragraph (B):

(I) ***Excepted Foreign Currency Borrowings*** means moneys borrowed denominated or repayable in a currency other than sterling which have the benefit of an Exchange Cover Scheme and ***Exchange Cover Scheme*** means any exchange cover scheme, forward currency contract, currency option, back to back loan, swap or other arrangement taken out or entered into to reduce the risks associated with fluctuations in exchange rates;

(II) where under the terms of any borrowing the amount of money which would be required to discharge the principal amount of moneys borrowed in full if it fell to be repaid (whether at the option of the company borrowing the same or by reason of default) at such material time is less than the amount which would otherwise be taken into account in respect of such moneys borrowed for the purposes of this Article, the amount of such moneys borrowed to be taken into account shall be such less amount.

(d) (i) A certificate or report by the Auditors as to the amount of the Adjusted Capital and Reserves or the amount of any borrowings or to the effect that the limit imposed by this Article has not been or will not be exceeded at any particular time or times shall be conclusive evidence of such amount or fact for the purposes of this Article.

(ii) If as a result of any change in legislation relating to or affecting taxation matters any fixed amount payable by the Company or any of its subsidiary undertakings in respect of any Finance Lease (as hereinbefore defined) shall increase and if in consequence the limit hereinbefore contained is exceeded, an amount of borrowed moneys equal to the excess may be disregarded until the expiration of six months after the date on which the directors became aware that such a situation has arisen.

(e) No person dealing with the Company or any of its subsidiary undertakings shall be concerned to see or enquire whether the limit imposed by the provisions of this Article is observed and no debt incurred or security given in excess of such limit shall be invalid or ineffectual unless the lender or the recipient of the security had at the time when the debt was incurred or security given express notice that the said limit had been or would thereby be exceeded.

POWERS OF DIRECTORS

95. Subject to the provisions of the Acts, the Memorandum and the Articles and to any directions given by special resolution, the business of the Company shall be managed by the directors who may exercise all the powers of the Company. No alteration of the Memorandum or Articles and no such direction shall invalidate any prior act of the directors which would have been valid if that alteration had not been made or that direction had not been given. The powers given by this Article shall not be limited by any special power given to the directors by the Articles and a meeting of directors at which a quorum is present may exercise all powers exercisable by the directors.

96. The directors may, by power of attorney or otherwise, appoint any person to be the agent of the Company for such purposes and on such conditions as they determine, including authority for the agent to delegate all or any of his powers.

DELEGATION OF DIRECTORS' POWERS

97. The directors may delegate any of their powers to any committee consisting of one or more directors. They may also delegate to any managing director or any director holding any other executive office such of their powers as they consider desirable to be exercised by him. Any such delegation may be made subject to any conditions the directors may impose, and either collaterally with or to the exclusion of their own powers, and may be revoked or altered. Subject to any such conditions, the proceedings of a committee with two or more members shall be governed by the Articles regulating the proceedings of directors so far as they are capable of applying, but so that the number of directors on such committee from time to time who are not British citizens (as defined in Article 98) shall not exceed one half of the total number of the members of such committee.

NATIONALITY OF DIRECTORS

98. (a) No person may be appointed to the office of chairman (when that person is to hold that office in an executive capacity), or to the office of chief executive, managing director or joint managing director of the Company (by whatsoever name called and whether or not he is a director) (in the Articles together called ***chief executive***) unless he is a British citizen within the meaning of the British Nationality Act 1981 as in effect at the date of the adoption of this Article (hereinafter referred to as ***British citizen***). A person may be appointed to the office of chairman (where that person is to hold that office in a non-executive capacity) notwithstanding that he is not a British citizen, but, having been appointed, may not subsequently hold or purport to hold that office in an executive capacity unless that person has become (and has not ceased to be) a British citizen.

(b) No person may be appointed to the office of director of the Company if, immediately following such appointment, the number of the directors of the Company who are not British citizens would exceed one half of the total number of the directors of the Company for the time being.

(c) (i) If any chairman (who holds that office in an executive capacity) or chief executive for the time being ceases to be a British citizen, his office as chairman or chief executive (as the case may be), but not (save as hereinafter provided) his office of director, shall thereupon be vacated.

(ii) If a director ceases to be a British citizen and, if at that time or immediately thereafter the number of the directors of the Company who are not British citizens exceeds one half of the total number of the directors of the Company for the time being, the office of director of the person concerned shall thereupon be vacated save that where, prior to the person concerned ceasing to be a British citizen, the directors resolve that some other person who is not a British citizen shall vacate office as director, the office of that other person (and not the person concerned) shall be vacated at such time.

(iii) If for any reason, and after the application of the provisions of sub-paragraph (c)(ii) (where applicable), the number of directors who are not British citizens exceeds one half of the total number of the directors of the Company for the time being, the board of directors shall procure that within three months of the board becoming aware of that fact the number of directors who are not British citizens shall be one half or less of the total number of the directors of the Company for the time being.

(d) (i) No person may be appointed a director of the Company unless he shall have notified the directors previously as to whether or not he is a British citizen.

(ii) A director shall notify the directors, forthwith upon his ceasing to be a British citizen, of that fact.

(iii) The directors shall maintain a register of the names of all directors of the Company who have notified the directors that they are not British citizens and have not given a subsequent notice under sub-paragraph (iv) below.

(iv) If any director whose name is entered in the register to be maintained pursuant to this paragraph (d) becomes a British citizen and so notifies the directors, his name shall be removed from that register.

APPOINTMENT AND RETIREMENT OF DIRECTORS

99. At every annual general meeting one-third of the directors or, if their number is not a multiple of three, the number nearest to one-third shall retire from office; but:

(a) if any director has at the start of the annual general meeting been in office for more than three years since his last appointment or re-appointment, he shall retire; and

(b) if there is only one director who is subject to retirement by rotation, he shall retire.

Subject to the provisions of the Acts and these Articles, the directors to retire by rotation shall be those who have been longest in office since their last appointment or reappointment, but as between persons who became or were last reappointed directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot. The directors to retire on each occasion (both as to number and identity) shall be determined by the composition of the board at the date of the notice convening the annual general meeting. No director shall be required to retire or be relieved from retiring or be retired by reason of any change in the number or identity of the directors after the date of the notice but before the close of the meeting.

100. At any annual general meeting of the Company, any director who:

(a) was elected or, as the case may be, last re-elected as a director by a resolution of the Company in general meeting passed at any time prior to the annual general meeting of the Company that took place two years previously; but

(b) is not required to retire from office by Article 99,

shall also retire from office.

101. (a) If, at any general meeting of the Company, all the directors of the Company retire and:

(i) none of the directors who offer themselves for re-election is re-elected;

(ii) Article 93 is not complied with; and

(iii) a number of other persons sufficient to constitute a quorum in accordance with Article 119 are not elected as directors at such general meeting in accordance with these Articles,

the directors who offered themselves for re-election shall, notwithstanding their respective retirements or Article 106, all remain in office until such time as Article 93 is complied with and a number of directors sufficient to constitute a quorum in accordance with Article 119 shall have been elected as directors of the Company by the Company in general meeting (or, in the circumstances specified in paragraph (d) of this Article, until the next annual general meeting) and for this purpose the directors shall convene a further general meeting of the Company for the purpose of electing directors of the Company as soon as reasonably practicable.

(b) If the circumstances referred to in paragraph (a) of this Article shall occur, the directors shall not exercise their powers pursuant to Article 105 to appoint any person to fill a vacancy or as an additional director during the period between the date of the general meeting at which all the directors retired and the date of

the further general meeting convened or to be convened pursuant to paragraph (a) of this Article.

(c) Any director remaining in office pursuant to paragraph (a) of this Article shall be entitled to offer himself for re-election at any general meeting convened for the purposes set out in that paragraph and if re-elected shall continue in office. Any director who is not re-elected at such meeting and any director not offering himself for re-election shall vacate office upon the appointment of such number of directors at such meeting sufficient to comply with Article 93 and to constitute a quorum in accordance with Article 119.

(d) If, at a meeting convened, for the purposes of paragraph (a) of this Article, a number of persons sufficient to comply with Article 93 and to constitute a quorum in accordance with Article 119 are not elected as directors at such general meeting in accordance with these Articles, the directors in office at the commencement of such meeting such continue to hold office until the next annual general meeting of the Company at which they shall resign but may offer themselves for re-election.

102. If the Company at the meeting at which a director retires by rotation does not fill the vacancy, the retiring director shall, if willing to act, be deemed to have been reappointed unless at the meeting it is resolved not to fill the vacancy or unless a resolution for the reappointment of the director is put to the meeting and lost.

103. No person other than a director retiring by rotation shall be appointed or reappointed a director at any general meeting unless:

(a) he is recommended by the directors or

(b) not less than seven and not more than forty two days before the date appointed for the meeting, notice executed by a member qualified to vote at the meeting (not being the person to be proposed) has been given to the Company of the intention to propose that person for appointment or reappointment stating the particulars which would, if he were so appointed or reappointed, be required to be included in the Company's register of directors together with notice executed by that person of his willingness to be appointed or reappointed.

Except as otherwise authorised by the Acts, the appointment of any person proposed as a director shall be effected by a separate resolution.

104. Subject as aforesaid, the Company may by ordinary resolution appoint a person who is willing to act to be a director either to fill a vacancy or as an additional director and may also determine the rotation in which any additional directors are to retire. The appointment of a person to fill a vacancy or as an additional director shall take effect from the end of the meeting in question.

105. The directors may appoint a person who is willing to act to be a director, either to fill a vacancy or as an additional director and in either case whether or not for a fixed term, provided that the appointment does not cause the number of directors to

exceed any number fixed by or in accordance with the Articles as the maximum number of directors. Irrespective of the term of his appointment, a director so appointed shall hold office only until the next following annual general meeting and shall not be taken into account in determining the directors who are to retire by rotation at the meeting. If not reappointed at such annual general meeting, he shall vacate office at the conclusion thereof.

106. Subject as aforesaid, a director who retires at an annual general meeting may, if willing to act, be reappointed. If he is not reappointed, he shall retain office until the meeting appoints someone in his place or, if it does not do so, until the end of the meeting.

107. A person may be appointed director at any age and a director may continue in office after attaining any age but the appointment or continuation in office of a director after he has attained the age of 70 shall be subject to the provisions of the Act.

108. For the avoidance of doubt, none of the directors shall be able to appoint any other director or any other person to be an alternate director to act in his place.

109. A director shall not be required to hold any shares in the capital of the Company by way of qualification.

DISQUALIFICATION AND REMOVAL OF DIRECTORS

110. The office of a director shall be vacated if:

(a) he ceases to be a director by virtue of any provision of the Act or these Articles or he becomes prohibited by law from being a director; or

(b) he becomes bankrupt or makes any arrangement or composition with his creditors generally or shall apply to the court for an interim order under section 253 of the Insolvency Act 1986 in connection with a voluntary arrangement under that Act; or

(c) he is, or may be, suffering from mental disorder and either:

(i) he is admitted to hospital in pursuance of an application for admission for treatment under the Mental Health Act 1983 or, in Scotland, an application for admission under the Mental Health (Scotland) Act 1984, or

(ii) an order is made by a court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder for his detention or for the appointment of a receiver, curator bonis or other person to exercise powers with respect to his property or affairs; or

(d) he resigns his office by notice to the Company or, having been appointed for a fixed term, the term expires or his office as a director is vacated pursuant to Article 106; or

(e) a notice in writing signed by all his co-directors is served upon him; or

(f) the directors resolve that he vacate office as director in accordance with Article 98(c)(ii).

111. The Company may in accordance with and subject to the provisions of the Act by ordinary resolution of which special notice has been given remove any director from office (notwithstanding any provision of these Articles or of any agreement between the Company and such director, but without prejudice to any claim he may have for damages for breach of any such agreement). The Company may, by ordinary resolution, appoint another person in place of a director so removed from office in accordance with this Article and any person so appointed shall be treated for the purpose of determining the time at which he or any other director is to retire by rotation as if he had become a director on the day on which the director in whose place he is appointed was last elected a director. In default of such appointment the vacancy arising upon the removal of a director from office may be filled as a casual vacancy.

DIRECTORS' REMUNERATION

112. (a) The ordinary remuneration of the directors for their services shall not exceed such maximum as the Company may from time to time by ordinary resolution determine. Such remuneration shall (unless any such resolution otherwise provides) be divisible among the directors as they may agree or, failing agreement, equally (except that any director who shall hold office for part only of the period in respect of which such remuneration is payable shall be entitled only to rank in such division for a proportion of remuneration related to the period during which he has held office).

(b) Any director who holds any executive office (including for this purpose the office of chairman or deputy chairman whether or not such office is held in an executive capacity), serves on any committee of the directors or otherwise performs special services which in the opinion of the directors are outside the scope of the ordinary duties of a director may (without prejudice to the provisions of Article 106) be paid such extra remuneration by way of salary, commission or otherwise as the directors may determine.

DIRECTORS' EXPENSES

113. The directors may be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of directors or committees of directors or general meetings or separate meetings of the holders of any class of shares or of debentures of the Company or otherwise in connection with the discharge of their duties.

Managing and Executive Directors

114. Subject to the provisions of the Acts and these Articles, the directors may appoint one or more of their number to the office of managing director or to any other executive office (except that of auditor) of the Company and may enter into an agreement or arrangement with any director for his employment by the Company or for the provision by him of any services outside the scope of the ordinary duties of a director. Any such appointment, agreement or arrangement may be made upon such terms, including, without limitation, terms as to remuneration, as the directors determine and they may remunerate any such director for his services as they think fit. Any appointment of a director to an executive office shall terminate if he ceases to be a director but without prejudice to any rights or claims to damages for breach of the contract of service between the director and the Company.

Directors' Interests

115. Subject to the provisions of the Acts, and provided that he has disclosed to the directors the nature and extent of any material interest of his, a director notwithstanding his office:

(a) may be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise interested;

(b) may act by himself or his firm in a professional capacity for the Company (otherwise than as auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a director;

(c) may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or in which the Company is otherwise interested; and

(d) shall not, by reason of his office, be accountable to the Company for any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

116. For the purposes of Article 115:

(a) a general notice given to the directors that a director is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that the director has an interest in any such transaction of the nature and extent so specified; and

(b) an interest of which a director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

DIRECTORS' PENSIONS

117. The directors shall have power to pay and agree to pay pensions or other retirement, superannuation, death or disability benefits for any past or present director of the Company or of any body corporate which is or has been a subsidiary of the Company or a predecessor in business of the Company or of any such subsidiary, and for any member of his family (including a spouse and a former spouse) or any person who is or was dependent on him, and may (as well before as after he ceases to hold such office) contribute to any fund and pay premiums for the purchase or provision of any such benefit.

PROCEEDINGS OF DIRECTORS

118. Subject to the provisions of the Articles, the directors may regulate their proceedings as they think fit. A director may, and the secretary at the request of a director shall, call a meeting of the directors. Notice of a board meeting shall be deemed to be properly given if given to him personally or by word of mouth or sent in writing to him at his last known address given by him to the Company for this purpose. A director absent or intending to be absent from the United Kingdom may request the board that notices of board meetings shall during his absence be sent in writing to him at an address given by him to the Company for this purpose, but such notices need not be given any earlier than notices given to directors not so absent and, if no such request is made to the board, it shall not be necessary to give notice of a meeting to a director who is absent from the United Kingdom. No account is to be taken of directors absent from the United Kingdom when considering the adequacy of the period of notice of the meeting. Questions arising at a meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a second or casting vote. Any director may waive notice of a meeting and any such waiver may be retrospective. Any electronic communication pursuant to this Article need not comprise writing if the directors so determine.

119. (a) The quorum for the transaction of the business of the directors may be fixed by the directors and unless so fixed at any other number shall be two, provided that such quorum shall not be satisfied in relation to any business transacted during any part of the relative proceedings at a time when the number of the directors present who are not British citizens (as defined in Article 88) exceeds one half of the total number of the directors then present. Any director who ceases to be a director at a board meeting may continue to be present and to act as a director and be counted in the quorum until the termination of the board meeting if no director objects.

(b) Without prejudice to the first sentence of Article 118, any director may participate in a meeting of the directors or a committee of the directors of which he is a member by means of a conference telephone or similar communications equipment whereby all persons participating in the meeting can hear each other and participation in a meeting in this manner shall be deemed to constitute presence in person at such meeting and, subject to these Articles and the Act, he shall be entitled to vote and be counted in a quorum

accordingly. Such a meeting shall be deemed to take place where it is convened to be held or (if no director is present in that place) where the largest group of those participating is assembled or, if there is no such group, where the chairman of the meeting then is. The word ***meeting*** in these Articles shall be construed accordingly.

120. The continuing directors or a sole continuing director may act notwithstanding any vacancies in their number, but, if the number of directors is less than the number fixed as the quorum, the continuing directors or director may act only for the purpose of filling vacancies or of calling a general meeting.

121. The directors may appoint one of their number to be the chairman, and one of their number to be the deputy chairman, of the board and may at any time remove either of them from that office. Unless he is unwilling to do so, the director so appointed as chairman, or in his stead the director appointed as deputy chairman, shall preside at every meeting of directors at which he is present. If there is no director holding either of those offices, or if neither the chairman or deputy chairman is willing to preside or neither is present within five minutes after the time appointed for the meeting, the directors present may appoint one of their number to be chairman of the meeting.

122. All acts done by a meeting of directors, or of a committee of the board, or by a person acting as a director shall, notwithstanding that it be afterwards discovered that there was a defect in the appointment of any director or any member of such committee or that any of them were disqualified from holding office, or had vacated office, or were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified and had continued to be a director and had been entitled to vote.

123. A resolution in writing signed by all the directors entitled to receive notice of a meeting of directors or of a committee of directors shall (provided that not less than one half of the directors signing the same are British citizens (as defined in Article 98)) be as valid and effectual as if it had been passed at a meeting of directors or (as the case may be) a committee of directors duly convened and held. For this purpose:

(a) a resolution may be by means of an instrument or contained in an electronic communication sent to such address (if any) for the time being notified by the Company for that purpose;

(b) a resolution may consist of several instruments or several electronic communications, each executed by one or more directors, or a combination of both.

124. (a) Subject as provided in these Articles, a director shall not vote in respect of any contract or arrangement or any other proposal whatsoever in which (together with an interest of any person connected with him), to his knowledge, he has any material interest otherwise than by virtue of his

interests in shares or debentures or other securities of or otherwise in or through the Company.

(b) Subject to the provisions of the Acts and as provided in these Articles, a director shall (in the absence of some other material interest than is indicated below) be entitled to vote (and be counted in the quorum) in respect of any resolution concerning any of the following matters, namely:

(i) the giving of any guarantee security or indemnity to him in respect of money lent or obligations incurred by him at the request or for the benefit of the Company or any of its subsidiaries;

(ii) the giving of any guarantee, security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which he himself has assumed responsibility (in whole or in part and whether alone or jointly with others) under a guarantee or indemnity or by the giving of security;

(iii) any contract, arrangement, transaction or proposal concerning an offer of shares or debentures or other securities of or by the Company or any of its subsidiaries for subscription or purchase, in which offer he is or is to be interested as a holder of such securities or as a participant in the underwriting or sub-underwriting thereof;

(iv) any contract, arrangement, transaction or proposal concerning any other body corporate in which he is interested, directly or indirectly and whether as an officer, shareholder, creditor or otherwise, provided that he (together with any person connected with him within the meaning of Section 346 of the Act) is not the holder of or beneficially interested as that term is used in sections 198 to 211 of the Act in one per cent. or more of the issued shares of any class of the equity share capital of such body corporate (or of any third body corporate through which his interest is derived) or of the voting rights available to members of the relevant body corporate (any such interest being deemed for the purposes of this Article to be a material interest in all circumstances);

(v) any contract, arrangement, transaction or proposal relating to an arrangement for the benefit of the employees of the Company or any of its subsidiaries which does not award him any privilege or benefit not generally awarded to the employees to whom such arrangements relates; and

(vi) any contract, arrangement, transaction or proposal concerning any insurance which the Company has the power to purchase or maintain for or for the benefit of any directors of the Company or persons who include directors of the Company.

(c) For the purposes of this Article 124, an interest of a person who is, for any purpose of the Acts (excluding any statutory modification of the Acts not in

force when this Article is adopted), connected with a director shall be treated as an interest of the director.

125. The Company may by ordinary resolution suspend or relax to any extent, either generally or in respect of any particular matter, any provision of these Articles prohibiting a director from voting at a meeting of directors or of a committee of directors.

126. A director shall not be counted in the quorum present at a meeting in relation to a resolution on which he is not entitled to vote.

127. The Company may by ordinary resolution ratify any transaction not duly authorised by reason of a contravention of any provision of these Articles prohibiting a director from voting at a meeting of the board or a committee of the board.

128. Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment) of two or more directors to offices or employments with the Company or any body corporate in which the Company is interested, the proposals may be divided and considered in relation to each director separately and (provided he is not by the proviso to Article 124(b)(iv) or for any other reason precluded from voting) each of the directors concerned shall be entitled to vote and be counted in the quorum in respect of each resolution except that concerning his own appointment.

129. If a question arises at a meeting of directors or of a committee of directors as to the materiality of a director's interest or as to the right of a director to vote, the question may, before the conclusion of the meeting, be referred to the chairman of the meeting and his ruling in relation to any director other than himself shall be final and conclusive except in a case where the nature or extent of the interests of the director concerned have not been fairly disclosed. If any such question arises in respect of the chairman of the meeting, it shall be decided by resolution of the board (on which the chairman shall not vote) and such resolution will be final and conclusive except in a case where the nature and extent of the interests of the chairman have not been fairly disclosed.

SECRETARY

130. Subject to the provisions of the Acts, the secretary shall be appointed by the directors for such term, at such remuneration and upon such conditions as they may think fit. Any secretary so appointed may be removed by the directors, but without prejudice to any claim for damages for breach of any contract of service between him and the Company.

MINUTES

131. The directors shall cause minutes to be made in books kept for the purpose:

(a) of all appointments of officers made by the directors; and

(b) of all proceedings at meetings of the Company, of the holders of any class of shares in the capital of the Company, the directors, and of committees of directors, including the names of the directors present at each such meeting.

132. Any such minutes, if purporting to be executed by the chairman of the meeting to which they relate or of the meeting at which they are read, shall be sufficient evidence of the proceedings at the meeting without any further proof of the facts stated in them.

THE SEAL

133. (a) The Seal and the Securities Seal, if any, shall only be used by the authority of the directors or of a committee of directors authorised by the directors. The directors may determine who shall sign any instrument executed under the Seal and unless otherwise so determined it shall be signed by a director and by the secretary or by a second director save that, as regards any certificates for shares or debentures or other securities of the Company, the directors may by resolution determine either generally or in any particular case that such signature or either of them shall be dispensed with, or printed or affixed by some method or system of mechanical signatures. Any document may be executed under the seal by impressing the seal by mechanical or electronic means or by printing the seal or a facsimile of it on such document or by applying the seal or a facsimile of it by any other means to such document.

(b) The Securities Seal shall be used only for sealing securities issued by the Company and documents creating or evidencing securities so issued. Any such securities or documents sealed with the Securities Seal shall not require to be signed.

(c) Where the Acts so permit, any instrument signed by one director and the secretary or by two directors and expressed (in whatever form of words) to be executed by the Company shall have the same effect as if executed under the Seal, provided that no instrument shall be so signed which makes it clear on its face that it is intended to have effect as a deed without the authority of the directors or of a committee authorised by the directors in that behalf. In relation to any such instrument, the directors may by resolution determine that such signatures or either of them shall be dispensed with, printed or affixed by some method or system of mechanical signature.

134. The Company may exercise the powers conferred by the Acts with regard to having an official seal for use abroad and such powers shall be vested in the directors.

REGISTERS

135. (a) Subject to the provisions of the Companies Acts and the Regulations, the Company may keep an overseas or local or other register in any place, and the directors may make, amend and revoke any regulations it thinks fit about the keeping of that register.

(b) Any director or the secretary or any other person appointed by the directors for the purpose shall have power to authenticate and certify as true copies of and extracts from:

(i) any document comprising or affecting the constitution of the Company, whether in physical form or electronic form;

(ii) any resolution passed by the Company, the holders of any class of shares in the capital of the Company, the directors or any committee of the directors, whether in physical form or electronic form; and

(iii) any book, record and document relating to the business of the Company, whether in physical form or electronic form (including without limitation the accounts).

If certified in this way, a document purporting to be a copy of a resolution, or the minutes or an extract from the minutes of a meeting of the Company, the holders of any class of shares in the capital of the Company, the directors or a committee of the directors, whether in physical form or electronic form, shall be conclusive evidence in favour of all persons dealing with the Company in reliance on it or them that the resolution was duly passed or that the minutes are, or the extract from the minutes is, a true and accurate record of proceedings at a duly constituted meeting.

DIVIDENDS

136. (a) Subject to the provisions of the Acts, the Company may by ordinary resolution declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the directors.

(b) With the prior sanction of an ordinary resolution, the directors may (subject as hereinafter provided) offer extra shares, credited as fully paid, to shareholders as an alternative to cash in respect of the whole (or some part, to be determined by the directors) of any dividend or dividends which the resolution specifies. These extra shares will be known as a ***scrip dividend***.

(c) Each shareholder who chooses a scrip dividend will be allotted the number of shares which, at the Relevant Value, are worth an amount as close as possible to, but no more than, the cash dividend that the shareholder would have received, exclusive of any imputed tax credit. ***Relevant Value*** means the average of the middle market quotations for the Company's shares on the London Stock Exchange plc, as derived from the Daily Official List, on the day chosen by the directors and the four business days immediately following.

(d) The directors shall not proceed with any election unless the Company has sufficient unissued shares authorised for issue and sufficient reserves or funds that may be appropriated to give effect to it after the basis of allotment is determined.

(e) The directors shall not allot fractions of shares. The board may make whatever arrangements they think fit to deal with fractional entitlements that would otherwise arise. These arrangements may include (i) provisions under which the whole or part of the benefit of fractional entitlements is kept for the Company and/or (ii) provisions under which fractional entitlements are accumulated on behalf of a shareholder and applied in allotting bonus shares to that shareholder or subscribing cash for shares on behalf of that shareholder, and/or (iii) provision for cash payments to be made to shareholders in respect of their fractional entitlements.

(f) The full cash dividend (or that part of the dividend in respect of which a right of election has been offered) will not become payable to shareholders who validly choose the scrip dividend. Instead, extra shares will be allotted to such shareholders in accordance with Article 136(c). For this purpose the directors shall set aside a sum equal to the total nominal amount of the additional shares to be allotted from sums credited to the Company's reserves, its share premium account or its profit and loss account whether or not the same is available for distribution. The directors shall apply this sum to pay up the relevant number of shares for allotment and distribution to such shareholders. When allotted, these shares shall rank pari passu in all respects with the fully paid shares of the same class then in issue (except for the right to receive the relevant cash dividend). Unless the directors otherwise determine, (and subject to the Regulations and the facilities and requirements of the relevant system concerned) the shares so allotted shall be issued as certificated shares (where the shares in respect of which they have been allotted were certificated shares at the Scrip Record Time) or as uncertificated shares (where the shares in respect of which they have been allotted were uncertificated shares at the Scrip Record Time) provided that if the Company is unable under the facilities and requirements of the relevant system concerned to issue ordinary shares in respect of the person entitled thereto as uncertificated shares able to be evidenced and transferred without a written instrument, such shares shall be issued as certificated shares; for these purposes, the ***Scrip Record Time*** means such time on the record date for determining the entitlements of members to make elections as described in this Article, or on such other date, as the directors may in their absolute discretion determine.

(g) The directors may on any occasion decide not to make the right to choose a scrip dividend available to shareholders or any category of shareholders in any territory where:

(i) the offer of such a right would or might be unlawful, or

(ii) the directors consider that compliance with local laws or regulations would be onerous.

In these cases the provisions of this Article shall be subject to such decisions.

(h) The directors shall have the power to do anything which they think fit to put this Article into effect.

(i) The directors may, in their discretion, amend, suspend or terminate any offer which is in operation.

137. Subject to the provisions of the Acts, the directors may pay interim dividends if it appears to the directors that they are justified by the profits of the Company available for distribution. If the share capital is divided into different classes, the directors may pay interim dividends on shares which confer deferred or non-preferred rights with regard to dividend as well as on shares which confer preferential rights with regard to dividend, but no interim dividend shall be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrear. The directors may also pay at intervals settled by them any dividend payable at a fixed rate if it appears to them that the profits available for distribution justify the payment. Provided the directors act in good faith they shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any shares having deferred or non-preferred rights.

138. Dividends may be declared and paid in any currency or currencies that the directors shall determine. The directors may also determine the exchange rate and the relevant date for determining the value of the dividend in any currency.

139. Except as otherwise provided by the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid. All dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid; but, if any share is allotted or issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly. For the purposes of this Article, no amount paid on a share in advance of a call thereon shall be treated as paid on the share.

140. A general meeting declaring a dividend may, upon the recommendation of the directors, by ordinary resolution direct that it shall be satisfied wholly or partly by the distribution of assets including without limitation paid up shares or debentures of another body corporate. Where any difficulty arises in regard to the distribution, the directors may make any arrangements they think fit to settle the same and in particular may issue fractional certificates and fix the value for distribution of any assets and may determine that cash shall be paid to any member upon the footing of the value so fixed in order to adjust the rights of members and may vest any assets in trustees.

141. The board may deduct from any dividend or other moneys payable to any member in respect of a share any moneys presently payable by him to the Company in respect of that share. Where a person is entitled by transmission to a share, the board may retain any dividend payable in respect of that share until that person (or that person's transferee) becomes the holder of that share.

142. Any dividend or other moneys payable in respect of a share may be paid:

(a) in cash; or

(b) by cheque or warrant made payable to or to the order of the holder or person entitled to payment; or

(c) by any direct debit, bank or other funds transfer system to the holder or person entitled to payment or, if practicable, to a person designated by notice to the Company by the holder or person entitled to payment; or

(d) by any other method approved by the directors and agreed (in such form as the Company thinks appropriate) by the holder or person entitled to payment including without limitation in respect of an uncertificated share by means of the relevant system (subject to the facilities and requirements of the relevant system).

143. If two or more persons are registered as joint holders of any share, or are entitled by transmission jointly to a share, the Company may:

(a) pay any dividend or other moneys payable in respect of the share to any one of them and any one of them may give effectual receipt for that payment; and

(b) for the purpose of Article 142, rely in relation to the share on the written direction, designation or agreement of, or notice to the Company by, any one of them.

144. A cheque or warrant may be sent by post:

(a) where a share is held by a sole holder, to the registered address of the holder of the share; or

(b) if two or more persons are the holders, to the registered address of the person who is first named in the Register; or

(c) if a person is entitled by transmission to the share, as if it were a notice to be sent under Article 164; or

(d) in any case, to such person and to such address as the person entitled to payment may direct by notice to the Company.

145. Payment of a cheque or warrant by the bank on which it was drawn or the transfer of funds by the bank instructed to make the transfer or, in respect of an uncertificated share, the making of payment in accordance with the facilities and requirements of the relevant system (which, if the relevant system is CREST, may be the creation of an assured payment obligation in respect of the dividend or other moneys payable in favour of the settlement bank of the member or other person concerned) shall be a good discharge to the Company. Every cheque or warrant sent or transfer of funds made by the relevant bank or system in accordance with these Articles shall be at the risk of the holder or person entitled. The Company shall have

no responsibility for any sums lost or delayed in the course of payment by any other method used by the Company in accordance with Article 142.

146. No dividend or other moneys payable in respect of a share shall bear interest against the Company unless otherwise provided by the rights attached to the share.

147. Any dividend which has remained unclaimed for twelve years from the date when it became due for payment shall, if the directors so resolve, be forfeited and cease to remain owing by the Company· The payment by the board of any unclaimed dividend or other moneys payable in respect of a share may (but need not) be paid by the Company into an account separate from the Company's own account; such payment shall not constitute the Company a trustee thereof. The Company shall be entitled to cease sending dividend warrant and cheques by post or otherwise to a member if such instruments have been returned undelivered to, or left uncashed by, that member on at least two consecutive occasions or, following one such occasion, reasonable enquiries have failed to establish any new address of the holder. The entitlement conferred on the Company by this Article in respect of any member shall cease if such member claims a dividend or cashes a dividend cheque.

148. The waiver in whole or in part of any dividend on any share by any document (whether or not under seal) shall be effective only if such document is signed by the holder thereof (or the person becoming entitled to the share in consequence of the death, bankruptcy or mental disorder of the holder or by operation of law or any other event) and delivered to the Company and if or to the extent that the same is accepted as such or acted upon by the Company.

ACCOUNTS

149. No member shall (as such) have any right of inspecting any accounting records or other book or document of the Company except as conferred by statute or authorised by the directors or by ordinary resolution of the Company or order of a court of competent jurisdiction.

150. A copy of every balance sheet and profit and loss account or (where the Acts or any applicable regulations allow, and if the directors so resolve) a copy of a summary financial statement instead of such balance sheet and profit and loss account which is to be laid before a general meeting of the Company (including every document required by law to be comprised therein or attached or annexed thereto) shall not less than twenty-one days before the date of the meeting be sent to every member of, and every holder of debentures of, the Company and to every other person who is entitled to receive notice of meetings from the Company under the provisions of the Acts or of the Articles. Provided that this Article shall not require a copy of these documents or this statement to be sent to more than one of joint holders or to any person of whose address the Company is not aware, but any member or holder of debentures to whom a copy of these documents or this statement has not been sent shall be entitled to receive a copy free of charge on application at the Office. If all or any of the shares or debentures of the Company shall for the time being be listed on the Official List, there shall be forwarded to the appropriate officer of the UK Listing

Authority such number of copies of such documents or this statement as may for the time being be required by its regulations.

CAPITALISATION OF PROFITS

151. The directors may with the authority of an ordinary resolution of the Company:

(a) subject as hereinafter provided, resolve to capitalise any undistributed profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of any reserve or other fund including without limitation the Company's share premium account or capital redemption reserve, if any;

(b) appropriate the sum resolved to be capitalised to the members or any class of the members on the record date specified in the relevant resolution who would have been entitled to it if it were distributed by way of dividend and in the same proportions and apply such sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares or debentures or other obligations of the Company of a nominal amount equal to that sum, and allot the shares or debentures or other obligations credited as fully paid to those members, or as they may direct, in those proportions, or partly in one way and partly in the other: but the share premium account, the capital redemption reserve, and any profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued shares to be allotted to members credited as fully paid;

(c) make such provision by the issue of fractional certificates or by payment in cash or otherwise as they determine in the case of shares or debentures becoming distributable under this Article in fractions;

(d) authorise any person to enter on behalf of all the members concerned into an agreement with the Company providing for either:

(i) the allotment to them respectively, credited as fully paid, of any shares or debentures or other obligations to which they are entitled upon such capitalisation; or

(ii) the payment up by the Company on behalf of the members of the amounts, or any part of the amounts, remaining unpaid on their existing shares by the application of their respective proportions of the sum resolved to be capitalised,

and any agreement made under that authority shall be binding on all such members; and

(e) generally do all acts and things required to give effect to such resolution as aforesaid.

RECORD DATES

152. Notwithstanding any other provision of these Articles, the Company or the directors may:

(a) fix any date as the record date for any dividend, distribution, allotment or issue, which may be on or at any time before or after any date on which the dividend, distribution, allotment or issue is declared, paid or made;

(b) for the purpose of determining which persons are entitled to attend and vote at a general meeting of the Company, or a separate general meeting of the holders of any class of shares in the capital of the Company, and how many votes such persons may cast, specify in the notice of meeting a time, not more than 48 hours before the time fixed for the meeting, by which a person must be entered on the Register in order to have the right to attend or vote at the meeting; changes to the Register after the time specified by virtue of this Article 152(b) shall be disregarded in determining the rights of any person to attend or vote at the meeting; and

(c) for the purpose of sending notices of general meetings of the Company, or separate general meetings of the holders of any class of shares in the capital of the Company, under these Articles, determine that persons entitled to receive such notices are those persons entered on the Register at the close of business on a day determined by the Company or the directors, which day may not be more than 21 days before the day that notices of the meeting are sent.

NOTICES

153. Any notice to be given to or by any person pursuant to the Articles shall be in writing except that a notice calling a meeting of the directors need not be in writing. Any such notice may be sent using electronic communications to such address (if any) for the time being notified for that purpose to the person sending the notice by or on behalf of the person to whom the notice is sent.

154. The Company may give any notice or other document pursuant to these Articles to a member by whichever of the following methods it may in its absolute discretion determine:

(a) personally; or

(b) by sending it by post in a prepaid envelope addressed to the member at his registered address; or

(c) by leaving the notice or other document at that address; or

(d) by sending the notice or other document using electronic communications to such address (if any) for the time being notified to the Company by or on behalf of the member for that purpose; or

(e) in accordance with Article 159; or

(f) by any other method approved by the directors.

155. In the case of joint holders of a share, all notices or other documents shall be given to the joint holder whose name stands first in the Register in respect of the joint holding. Any notice or other documents so given shall be deemed for all purposes sent to all the joint holders.

156. A member whose registered address is not within the United Kingdom and who gives to the Company an address within the United Kingdom at which notices or other documents may be given to him by instrument or an address to which a notice or other document may be sent using electronic communications shall (provided that, in the case of electronic communications, the Company so agrees) be entitled to have notices or other documents given to him at that address, but otherwise:

(a) no such member shall be entitled to receive any notice from the Company; and

(b) without prejudice to the generality of the foregoing, any notice of a general meeting of the Company which is in fact sent or purports to be sent to such member shall be ignored for the purpose of determining the validity of the proceedings at such general meeting.

157. The board may from time to time issue, endorse or adopt terms and conditions relating to the use of electronic communications for the sending of notices, other documents and proxy appointments by the Company to members or persons entitled by transmission and by members or persons entitled by transmission to the Company.

158. Any notice or other document to be given or delivered by the Company to a member may be given by reference to the Register as it stands at any time within the period of fifteen days before the notice or other document is given or delivered; and no change in the Register after that time shall invalidate the giving of the notice. Where any notice or other document is given or delivered to any person in respect of a share in accordance with these Articles, no person having any title or interest in that share shall be entitled to any further service or delivery of that notice or document.

159. (a) Subject to the Acts, the Company may also send any notice or other document pursuant to these Articles to a member by publishing that notice or other document on a website where:

(i) the Company and the member have agreed to him having access to the notice or document on a website (instead of it being sent to him);

(ii) the notice or document is one to which that agreement applies;

(iii) the member is notified, in a manner for the time being agreed between him and the Company for the purpose, of:

(A) the publication of the notice or document on a website;

(B) the address of that website; and

(C) the place on that website where the notice or document may be accessed, and how it may be accessed; and

(iv) the notice or document is published on that website throughout the publication period (as defined in paragraph (b) of this Article), provided that, if the notice or document is published on that website for a part, but not all of, the publication period, the notice or document shall be treated as being published throughout that period if the failure to publish that notice or document throughout that period is wholly attributable to circumstances which it would not be reasonable to have expected the Company to prevent or avoid.

(b) In Article 159(a) ***publication period*** means:

(i) in the case of a notice of an adjourned meeting pursuant to Article 67, a period of not less than seven clear days before the date of the adjourned meeting, beginning on the day following that on which the notification referred to in paragraphs (a)(iii) of this Article is sent or (if later) is deemed sent;

(ii) in the case of a notice of a poll pursuant to Article 76, a period of not less than seven clear days before the taking of the poll, beginning on the day following that on which the notification referred to in paragraph (a)(iii) of this Article is sent or (if later) is deemed sent; and

(iii) in any other case, a period of not less than 21 days, beginning on the day following that on which the notification referred to in paragraph (a)(iii) of this Article is sent or (if later) is deemed sent.

160. A member present, either in person or by proxy, at any meeting of the Company or of the holders of any class of shares in the Company shall be deemed to have received notice of the meeting and, where requisite, of the purposes for which it was called.

161. Every person who becomes entitled to a share shall be bound by any notice in respect of that share which, before his name is entered in the Register, has been duly given to a person from whom he derives his title (save that he shall not be bound by any notice or notification issued to such person under Section 212 of the Act or under Article 81.

162. Proof that an envelope containing a notice was properly addressed, prepaid and posted shall be conclusive evidence that the notice was given. A notice shall be deemed to be given at the expiration of 48 hours after the envelope containing it was posted. Proof that a notice or other document contained in an electronic communication was sent in accordance with guidance issued by the Institute of Chartered Secretaries and Administrators current at the date of adoption of these

Articles, or, if the directors so resolve, any subsequent guidance so issued, shall be conclusive evidence that the notice or document was sent

163. Unless otherwise provided by these Articles, a member or person otherwise entitled by transmission to a share shall send any notice or other document pursuant to these Articles to the Company by whichever of the following methods he may in his absolute discretion determine:-

(a) by posting the notice or other document in a prepaid envelope addressed to the office; or

(b) by leaving the notice or other document at the office; or

(c) by sending the notice or other document using electronic communications to such address (if any) for the time being notified by or on behalf of the Company for that purpose.

164. A notice or other document may be given or delivered by the Company to the persons entitled to a share by transmission whether in consequence of the death or bankruptcy or mental disorder of a member or otherwise by sending or delivering it, in any manner authorised by the Articles for the giving of notice or delivery of other document to a member, addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt or by any like description at the address, if any, within the United Kingdom supplied for that purpose by the persons claiming to be so entitled. Until such an address has been supplied, a notice or other document may be given or delivered in any manner in which it might have been given if the death or bankruptcy or other event giving rise to the transmission had not occurred.

165. A notice or other document sent by the Company to a member contained in an electronic communication shall be deemed sent to the member on the day following that on which the electronic communication was sent to the member. Such a notice or other document shall be deemed sent by the Company to the member on that day notwithstanding that the Company becomes aware that the member has failed to receive the relevant notice or other document for any reason and notwithstanding that the Company subsequently sends a copy of such notice or other document by post to the member.

166. (a) Any notice required to be given by the Company to the members, or any of them, and not expressly provided for by the Articles, shall be sufficiently given by advertisement.

(b) If at any time by reason of the suspension or curtailment of postal services within the United Kingdom, the Company is unable effectively to convene a general meeting by notices sent through the post, notice of such general meeting may be given by advertisement in the United Kingdom. In any such case the Company shall send confirmatory copies of the notice by post if at least 48 hours prior to the meeting the posting of notices to addresses throughout the United Kingdom again becomes practicable.

(c) Any notice given by advertisement shall be advertised on the same date in at least one national daily newspaper and such notice shall be deemed to have been duly served on all members entitled thereto at noon on the day when the advertisement appears.

DESTRUCTION OF DOCUMENTS

167\. (a) The Company shall be entitled to destroy:

(i) all instruments of transfer of shares which have been registered, and all other documents on the basis of which any entry is made in the Register, at any time after the expiration of six years from the date of registration;

(ii) all dividend mandates, variations or cancellations of dividend mandates, and notifications of change of address at any time after the expiration of two years from the date of recording;

(iii) all share certificates which have been cancelled at any time after the expiration of one year from the date of the cancellation;

(iv) all paid dividend warrants and cheques at any time after the expiration of one year from the date of actual payment;

(v) all proxy appointments which have been used for the purpose of a poll at any time after the expiration of one year from the date of use; and

(vi) all proxy appointments which have not been used for the purpose of a poll at any time after one month from the end of the meeting to which the proxy appointment relates and at which no poll was demanded.

(b) It shall conclusively be presumed in favour of the Company that:

(i) every entry in the Register purporting to have been made on the basis of an instrument of transfer or other document destroyed in accordance with Article 167(a) was duly and properly made;

(ii) every instrument of transfer destroyed in accordance with Article 167(a) was a valid and effective instrument duly and properly registered;

(iii) every share certificate destroyed in accordance with Article 167(a) was a valid and effective certificate duly and properly cancelled; and

(iv) every other document destroyed in accordance with Article 167(a) was a valid and effective document in accordance with its recorded particulars in the books or records of the Company,

but:

(v) the provisions of this Article and Article 167(a) apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties) to which the document might be relevant;

(vi) nothing in this Article or Article 167(a) shall be construed as imposing on the Company any liability in respect of the destruction of any document earlier than the time specified in Article 167(a) or in any other circumstances which would not attach to the Company in the absence of this Article or Article167(a); and

any reference in this Article or Article 167(a) to the destruction of any document includes a reference to its disposal in any manner.

WINDING UP

168. If the Company is wound up, the liquidator may, with the sanction of an extraordinary resolution of the Company and any other sanction required by the Acts, divide among the members in specie the whole or any part of the assets of the Company and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members. The liquidator may, with the like sanction, vest the whole or any part of the assets in trustees upon such trusts for the benefit of the members as he with the like sanction determines, but no member shall be compelled to accept any assets upon which there is a liability.

169. The power of sale of a liquidator shall include a power to sell wholly or partially for shares or debentures or other obligations of another body corporate, either then already constituted or about to be constituted for the purpose of carrying out the sale.

INDEMNITY

170. (a) Subject to the provisions of the Acts, but without prejudice to any indemnity to which a director may otherwise be entitled, every director or other officer or employee of the Company shall be indemnified out of the assets of the Company against any liability incurred by him in defending any proceedings, whether civil or criminal, in which judgement is given in his favour (or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his part) or in which he is acquitted or in connection with any application in which relief is granted to him by the court from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of the Company and it shall be the duty of the directors to pay, out of the funds of the Company, all costs, losses, expenses and liabilities which any such officer or employee may sustain, incur or become liable to by reason of any contract entered into or act or deed done by him as such officer or employee or in any way in discharge of his duties.

(b) Without prejudice to the generality of the foregoing, the directors shall (save in the circumstances set out in paragraphs (d) and (f) of Article 53 or unless any director has reason to believe otherwise), be entitled to assume that every share, other than those particulars of which are entered in the separate register maintained by the directors pursuant to Article 53(e), is not a Foreign-held Share (as that expression is defined in Article 53) and accordingly, save in such circumstances as aforesaid, the directors shall, so long as they act reasonably and in good faith, be under no liability to the Company or any other person for failing to treat any share as a Foreign-held Share or Relevant Share (defined as aforesaid) in accordance with the provisions of Article 53 and neither shall the directors or any of them be liable to the Company or any other person if, having acted reasonably and in good faith, they determine erroneously that any share is a Foreign-held Share or a Relevant Share and, on the basis of such determination, perform or exercise (or purport to perform or exercise) their duties, powers, rights or discretions under Article 53 in relation to such share.

Names, Addresses and Descriptions of Subscribers		**Number of shares taken by each subscriber**
Andrew Shilston Finance Director 65 Buckingham Gate London SW1E 6AT		One ordinary share of 70 pence each
Charles Blundell Company Secretary 65 Buckingham Gate London SW1E 6AT		One ordinary share of 70 pence each

DATED the 21st day of March 2003

Witness to the above signatures:



BRIAN BAKER
SOLICITOR
65 BUCKINGHAM GATE
LONDON SW1E 6AT